FIRST CITIZENS
FINANCIAL
CORPORATION

BANKING ON
MONTGOMERY
COUNTY
SINCE 1929


[6 PHOTOS HERE]


1996 ANNUAL
REPORT AND
FORM 10-K

CITIZENS SAVINGS
BANK F.S.B.

Corporate Profile

     First Citizens Financial Corporation is the holding company formed in 1989 for Citizens Savings Bank f.s.b. ("Citizens"). At December 31, 1996, Citizens had total assets of $686.8 million and currently operates through 17 offices located in Montgomery and Frederick Counties in Maryland.

     The common stock of First Citizens Financial Corporation is traded over-the-counter on Nasdaq's National Market System under the symbol "FCIT". All depositor accounts of the Bank are insured up to $100,000 by the Savings Association Insurance Fund, which is administered by the Federal Deposit Insurance Corporation.

     Citizens' message for 1997 is YOUR COMMUNITY BANK. Citizens has been serving its community since 1929. Our employees actively participate in community projects, live in your neighborhood and are here to serve you, our customers.

            Table of Contents

            Financial Highlights ................................  1
            Letter to Stockholders ..............................  2
            Your Community Bank .................................  4
            Selected Consolidated Financial and Other Data ......  8
            Management's Discussion and Analysis ................ 10
            Consolidated Financial Statements ................... 17
            Independent Auditors' Reports ....................... 36
            Report of Management ................................ 37
            Selected Quarterly Financial Data ................... 37
            Form 10-K ........................................... 38
            Investor Services Directory ......................... 57
            Citizens Savings Bank f.s.b. Locations .............. 57
            Board of Directors and Corporate Officers ........... 58

Financial Highlights

(Dollars in thousands except per share data)

                                                                   Year ended December 31,
                                                               -------------------------------
                                                                                     Increase
                                                                 1996       1995    (Decrease)
                                                                 ----       ----    ----------
Net interest income .........................................  $ 18,915   $ 17,723      6.7%
Provision for (recovery of) loan losses .....................        94        (28)      --
Other income ................................................     3,518      2,643     33.1
(Gain) loss from real estate, net ...........................      (316)        99       --
Federal insurance fund recapitalization .....................     3,029         --       --
Other expense ...............................................    14,844     14,202      4.5
Net income ..................................................     3,168      4,107    (22.9)
Earnings per share of common stock ..........................       .99       1.29    (23.3)

                                                                       At December 31,
                                                               -------------------------------
                                                                                     Increase
                                                                 1996       1995    (Decrease)
                                                                 ----       ----    ----------
Total assets ................................................  $687,196   $607,429     13.1%
Loans receivable, net .......................................   497,291    412,603     20.5
Investment securities, net ..................................   141,284    119,655     18.1
Real estate owned, net ......................................     9,772     13,269    (26.4)
Deposits ....................................................   538,897    487,097     10.6
Stockholders' equity ........................................    41,617     38,641      7.7
Allowance for losses on loans and real estate ...............     7,980      8,435     (5.4)
Book value per common share .................................     14.17      13.36      6.1
Nonperforming assets, net,  as a percentage of total assets .       1.6%       2.5%   (36.0)
Stockholders' equity as a percentage of total assets ........       6.1        6.4     (4.7)

--------------------------------------------------------------------------------

Stock Traded on Nasdaq - First Citizens Financial Corporation's (the "Company") common stock trades on Nasdaq's National Market under the symbol "FCIT". As of December 31, 1996, First Citizens Financial Corporation had approximately 887 stockholders of record and 2,937,860 outstanding shares of common stock.

     The Company has not paid any cash dividends to holders of its common stock. It is not expected that cash dividends will be paid to holders of its common stock in the foreseeable future. See Note 13 to the Consolidated Financial Statements and Item 1 -- "Business -- Taxation -- Federal" of Form 10-K for restrictions on the payment of dividends by Citizens Savings Bank f.s.b. to the Company.

     The following table sets forth the high, low and closing market price information for the common stock of the Company for the periods indicated.

Calendar Quarter Ended:

                                  High        Low       Close
                                  ----        ---       -----
         1996:
         December 31 ........... $19.25     $18.00     $18.25
         September 30 ..........  18.75      15.75      18.25
         June 30 ...............  21.00      17.25      17.50
         March 31 (a) ..........  17.27      15.57      16.59

         1995: (a)
         December 31 ........... $18.18     $14.09     $17.27
         September 30 ..........  16.94      15.68      16.82
         June 30 ...............  17.05      11.98      16.14
         March 31 (b) ..........  13.02       9.92      12.35

         (a) Adjusted for a 10% stock dividend declared April 19, 1996.
         (b) Adjusted for a 10% stock dividend declared April 21, 1995.

[PHOTO HERE]

First Citizens Financial Corporation (the "Company") had another record year in 1996. Net income totaled $3.2 million, or $.99 per share, after accounting for the one-time mandated Savings Association Insurance Fund ("SAIF") assessment. Excluding this one-time SAIF assessment, net income totaled $5.0 million, or $1.57 per share, an all-time high (excluding the effect of a one-time accounting change in 1993) and an increase of 22% over the prior year's net income of $4.1 million, or $1.29 per share. Stockholders' equity reached a record high of $41.6 million at December 31, 1996, up from the $38.6 million reported at year-end 1995. This was the fifth increase in stockholders' equity in as many years.

Net interest income, before loan loss provisions (recoveries), for the Company's principal subsidiary, Citizens Savings Bank f.s.b. ("Citizens" or the "Bank"), increased to $18.9 million for 1996 from $17.7 million for 1995. Average earning assets increased $64.4 million to $614.8 million at December 31, 1996 from $550.4 million at December 31, 1995, which increase more than offset the decline in the net interest margin.

Total operating expenses, excluding the one-time SAIF assessment, were $14.5 million in 1996 compared to $14.3 million in 1995. The operating expense ratio decreased for 1996 to 2.31% compared to 2.45% for 1995. During 1996, the Bank reported net gains from real estate operations of $316,000 compared to a net loss of $99,000 in 1995. This reflects the continued efforts of management to resolve the Bank's real estate owned assets.

The market price of the Company's stock of $18.25 per share at December 31, 1996 was up 5.7% (after adjusting for the 10% stock dividend paid to stockholders in June 1996) from the $17.27 per share price at December 31, 1995. The June 1996 stock dividend was the fifth stock dividend declared by the Board of Directors over the past several years.

The Bank experienced continued success in 1996 reducing its nonperforming assets (including real estate owned) to

$10.7 million or 1.6% of total assets compared to $15.1 million or 2.5% of total assets as of December 31, 1995. Classified assets, net of reserves, decreased by approximately 30.6% to $14.3 million in 1996 compared to $20.6 million in 1995. These reductions reflect management's continued commitment toward further reducing the levels of nonperforming and classified assets.

In 1996, the Bank continued the efforts launched a few years ago to strengthen its position as a true "Community Bank" and establish new relationships with local middle market companies. The emphasis placed on customer service, professionalism and training of Citizens' front line personnel over the past few years has produced an increase in cross-marketing opportunities. This investment in our employees has resulted in a 27% increase in fee income from deposit services, of $1.4 million in 1996 compared with $1.1 million in 1995. The Bank's deposits increased $51.8 million in 1996 from $487.1 million at December 31, 1995 to $538.9 million at December 31, 1996. In addition, many of the new services and products introduced during the past few years have begun to demonstrate their value to the institution and our stockholders.

Citizens continues to take advantage of the opportunities for growth within the local banking community. In February 1997, Citizens held the grand opening of its newest branch location at Leisureworld Plaza in Silver Spring. This branch is located adjacent to the Leisure World community and presents an opportunity for Citizens to develop new and valuable banking relationships with the residents and businesses which reside in, and service, this community.

Management believes that its focus on "Community Banking" and the strengthening of the Bank's market presence within the community will prove valuable to the growth and profitability of the institution.

We could not have achieved the accomplishments highlighted above without the strong commitment to hard work and dedication on the part of all of our directors, officers and staff. We thank them all for their contribution to our success. Most importantly, we appreciate the continuing support of our many customers and our stockholders.

Very truly yours,

/s/ Herbert W. Jorgensen

Herbert W. Jorgensen
Chairman of the Board and Chief Executive Officer



/s/ Enos K. Fry

Enos K. Fry
Vice Chairman of the Board and President

[PHOTO HERE]

Citizens' branch managers help our customers save for the future and realize their dreams. Front row, from left: Cynthia White, Rockville; V. Ann Blake, Quince Orchard; Dick Reed, Gaithersburg; Chandra Bappanad, Chevy Chase; middle row: Shabnam Das, Damascus; Erin Funk, Frederick; Lisa Pellegrino, Leisureworld; Marie Thomas, Flower Hill; back row: Kathleen Mayer, Potomac; Roger Harris, Silver Spring; Diana Lueben, Glenmont; Marc Hall, White Oak; Ron Perrell, Kensington; and Carlos Molina, Bethesda.

[PHOTO HERE]

The Consumer Lending team extends a heart-felt thanks to the customers who trusted them to meet their lending needs for homes, cars, education, and retirement. Seated: J. Terry Thomas, Sr. Vice President Consumer Lending; left:
Mark L. Joyce, Vice President; and right: Joyce B. Cane, Assistant Vice
President.


Upper Left: from left: Pamela Fisher, former employee; Mark Schissler, Sr., Vice President Human Resources; Rosemary Chamblin, Vice President Mortgage Servicing; and Juline Anderson, Vice President Savings Administration at Seneca Park on Montgomery County Community Service Day.

Center: Enos Fry meets with Chuck Lyons, President of Gazette Newspapers. Citizens believes in the partnership between our bank and organizations supporting our community.

Upper Right: Citizens' youngest generation- Kathleen Schissler, Nichole Whalen, Michael Whalen, and McKenzie Schissler participate in the Montgomery County Community Service Day.

Center: The Pinos have been part of the Citizens family for 35 years. We financed the Pino's first home in 1962, and we are happy to help their children and grandchildren make the most of their financial future.

Bottom: The Muscatello family has been with Citizens for three generations. We welcome them for many more.


convenience

YOUR COMMUNITY BANK

[PHOTO HERE] Dedicated to the communities of Montgomery County, Maryland since 1929, we at Citizens Savings Bank continue the proud tradition of serving our neighbors. While many banks are surrendering their local connections in favor of corporate policies, Citizens Savings Bank remains loyal to the values and practices--in place for the last 67 years--that have helped our customers achieve their financial goals.

COMMUNITY SERVICE

[PHOTO HERE] Our continued growth and success in 1996 is a direct result of our commitment to the Montgomery County communities we serve. Our combination of personal service, competitive rates, and community outreach demonstrates our alliance with our customers. The dedication of our staff to improving the lives of our patrons extends beyond the Citizens Savings Bank branch offices. Throughout the entire Montgomery County area, our staff members are advocates for more affordable housing, more efficient business and economic development, and better health and youth organizations. The presence of Citizens Savings Bank in all aspects of our customers' lives makes Montgomery County an ideal area to live, grow and prosper.

Citizens Savings Bank worked hard in 1996 to provide for those who could benefit from the dedicated and faithful assistance of Citizens Savings Bank employees and officers. Enthusiastic and caring, employees from all our branches once again showed their commitment to the community by supporting Montgomery County Community Service Day. Eleven bank employees volunteered at a residential housing facility for persons with dis-

[FIVE PHOTOS DESCRIBED ON PREVIOUS PAGE HERE]

abilities. Over 180 bulbs were planted; there was a car-wash; and bank employees helped spruce up the residents' rooms. Customers and employees alike donated clothing and food items to a collection drive for the homeless. The Interfaith Clothing Center and the Montgomery County Coalition for the homeless received a wonderful bounty of items and the support of all who participated.

Concerned with our local environment and the condition of Montgomery County park facilities, employees worked hard to improve the condition of Great Seneca State Park, not far from Citizens Savings Bank headquarters. Volunteers raked leaves, created a new mountain biking trail, and worked in the peony garden.

Expressing the concern that Montgomery County teens are not getting the financial education they need, Citizens Savings Bank participated in the second annual Montgomery County Be Money Wi$e Camp, sponsored by the Montgomery County extension Office. Students toured Citizens Savings Bank's Gaithersburg branch office and the corporate headquarters, seeing everything from vaults to check canceling machines to executive offices.

CONSUMER LENDING

[PHOTO HERE] Citizens Savings Bank is firmly committed to keeping financing accessible to our customers for their homes, cars, and other items. We provide our customers with the best possible lending products and the finest service to help simplify and benefit their lives. As a result in 1996, the Consumer Lending Division experienced an increase in loans outstanding for 12 consecutive months. The portfolio rose to $103.8 million, an increase of 40.0% for the year.

community

loyalty
service

commitment

[FIVE PHOTOS HERE DESCRIBED ON NEXT PAGE UNDER HEADING "LEFT PAGE"]

CORPORATE LENDING

[PHOTO HERE] We specialize in providing loans and other financial services to businesses and professionals who are building organizations, in the communities we have served for 67 years. Our support of Montgomery County's corporate growth and industry improves the area's economy and, thus, enriches the people and organizations who reside here. We are proud to announce several areas of significant increase: Loans increased by 27.1%. Deposits increased 50.0%. The number of customers using our Auto Cash Manager increased 250%.

COMMUNITY BANKING

[PHOTO HERE] Helping our customers make the best use of their money has earned us loyalty and recognition in the community. We support our customers in realizing their financial goals. Whether they come to us to finance their first home, save for their children's education, or prepare for retirement, we provide the assistance they need. We have customized services for every stage of financial planning, and are constantly improving our customer's access to the banking services best suited to their needs.

tradition

[TWO PHOTOS HERE DESCRIBED BELOW UNDER HEADING "RIGHT PAGE"]

In order to simplify our customers' banking procedures and facilitate their transition to high-tech banking practices, we enhanced our 24-hour telephone banking system the-CSB-LINE. Customers now have the ability to transfer funds between accounts, make loan payments, and get up-to-date account and rate information from any touchtone telephone. We have increased customer convenience with expanded Saturday lobby hours and an expanded ATM system that offers transactions in both English and Spanish at several locations. In July, we established a World Wide Web site-http://www.citizenssavingsbank.com-to give current and prospective customers access to rate and product information through the convenience of their own computers

REAL ESTATE LENDING

[PHOTO HERE] Our commitment to community improvement extends to development and construction loans. Our area's development and growth depends on the availability of loans for building and construction of new homes, as well as commercial properties. Our lending officers are highly skilled at working with the builders' need for flexibility in financial structuring. While other national and regional banks have restricted lending in this area we expanded our Commercial Real Estate loan portfolio in 1996 to over $58 million.

Left Page

Top: Citizens is proud to announce its newest branch location at Silver Spring's Leisureworld Plaza. From left: Lisa Pellegrino, Branch Manager; Siatta Smythe, Assistant Branch Manager.

Lower Top: The Real Estate Lending group confirmed Citizens' commitment to development by working with Craftmark Homes Inc. to finance Tower Oaks Townhomes. From left: Kenneth Malm, President, Craftmark Homes Inc.; David Bowman, Sr. Vice President Real Estate Lending.

Center: Through Citizens' Construction Loan program, Eton Place has become one of Montgomery County's newest condominium communities. From left: Charles "Chip" Merlin, member; Michael J. Reiser, General Manager, Eton Place, L.L.C.; J. Martin Kline, Jr., Vice President Real Estate Lending; and Mark D. Stemen, Member Eton Place, L.L.C.

Bottom: Citizens' flexible commercial lending program enabled the Bowis Investment Realty Corporation to acquire new properties that contribute to the economic success of Montgomery County. From left: Gary D. Houston, Vice President Real Estate Lending; Henry A. Bowis, President, Bowis Investment Realty Corporation; and Charles R. Duda, Executive Vice President.

Right Page

Left: Kathleen Mayer, Assistant Vice President, Potomac Branch; and Robert Snider, President, Snider Realty Inc., in front of 10000 Falls Road Building.

Right: MayaTech Corporation's corporate growth during 1996 was made possible by Citizens' specialized lending programs. From left: Jean-Marie B. Mayas, President, MayaTech Corporation; Lowell W. Yoder, Vice President; and Christopher W. Mayer, Banking Officer.

[PHOTO HERE]

The dedication and skill of the staff are major factors in the success of the Corporate Lending program this year. From left front: Guy J. Tegler, Vice President; Timothy E. Hall, Sr. Vice President; standing: Richard J. Hunt, Jr., Vice President; Lowell W. Yoder, Vice President; Mary Wamsley, Lending Officer; and David B. O'Berry, Assistant Vice President.

[PHOTO HERE]

The Real Estate team represents decades of experience, service, and expertise. From left: Margaret H. Blewitt, Vice President Construction Servicing; Gary D. Houston, Vice President; J. Martin Kline, Jr., Vice President; David H. Bowman, Sr. Vice President; Dennis Argerson, Lending Officer; James P. Kerr III, Vice President Staff Appraiser and Inspector; Nicoletta R. Parker, Lending Officer; and Jeanne C. Petrykanyn, Vice President.

Selected Consolidated Financial and Other Data

(Dollars in thousands except per share data)

     The following table summarizes certain selected consolidated financial data at or for the periods indicated. This information should be read in conjunction with the consolidated financial statements and notes thereto which appear elsewhere herein. All per share information has been restated to reflect 10% stock dividends declared April 19, 1996 and April 21, 1995 and 5% stock dividends declared April 20, 1994 and April 21, 1993.

Operations Data

                                                                                   Year ended December 31,
                                                                     ----------------------------------------------------
                                                                       1996       1995       1994       1993       1992
                                                                     --------   --------   --------   --------   --------
Interest income .................................................... $ 48,085   $ 43,463   $ 37,339   $ 38,248   $ 41,202
Interest expense ...................................................   29,170     25,740     19,854     20,921     26,618
                                                                     --------   --------   --------   --------   --------
Net interest income ................................................   18,915     17,723     17,485     17,327     14,584
Provision for (recovery of) loan losses ............................       94        (28)      (635)     1,329        352
                                                                     --------   --------   --------   --------   --------
Net interest income after provision for (recovery of) loan losses ..   18,821     17,751     18,120     15,998     14,232
Other income .......................................................    3,518      2,643      2,547      3,936      4,553
(Gain) loss from real estate, net ..................................     (316)        99      1,810      1,669      2,059
Federal insurance fund recapitalization ............................    3,029         --         --         --         --
Other operating expense ............................................   14,844     14,202     13,525     12,423     11,923
                                                                     --------   --------   --------   --------   --------
Income before income taxes  and cumulative effect of
  accounting change ................................................    4,782      6,093      5,332      5,842      4,803
Provision for income taxes .........................................    1,614      1,986      1,697      1,473      1,914
                                                                     --------   --------   --------   --------   --------
Income before cumulative effect of accounting change ...............    3,168      4,107      3,635      4,369      2,889
Cumulative effect of change in accounting for income taxes .........       --         --         --      1,510         --
                                                                     --------   --------   --------   --------   --------
Net income ......................................................... $  3,168   $  4,107   $  3,635   $  5,879   $  2,889
                                                                     ========   ========   ========   ========   ========
Earnings per common and common equivalent share
  before cumulative effect of accounting change .................... $    .99   $   1.29   $   1.17   $   1.43   $   1.02
Cumulative effect of change in accounting for income taxes .........       --         --         --        .50         --
                                                                     --------   --------   --------   --------   --------
Earnings per common and common equivalent share .................... $    .99   $   1.29   $   1.17   $   1.93   $   1.02
                                                                     ========   ========   ========   ========   ========


Financial Condition Data

                                                                                       At December 31,
                                                                     ----------------------------------------------------
                                                                       1996       1995       1994       1993       1992
                                                                     --------   --------   --------   --------   --------
Total assets ....................................................... $687,196   $607,429   $558,288   $522,199   $541,297
Investment securities, net .........................................  141,284    119,655     88,436     85,007    113,011
Loans receivable
  Conventional, FHA and VA .........................................  338,669    296,599    329,858    269,112    248,357
  Construction .....................................................   42,058     36,055     46,985     56,618     65,700
  Consumer .........................................................  103,810     74,138     55,781     44,510     45,496
  Corporate ........................................................   42,130     32,791     20,801     21,328     18,423
                                                                     --------   --------   --------   --------   --------
      Subtotal .....................................................  526,667    439,583    453,425    391,568    377,976
  Deferred discounts and loan fees .................................     (878)    (1,105)    (2,070)    (1,566)    (2,112)
  Undisbursed portion of construction loans ........................  (21,567)   (18,415)   (16,268)   (10,356)   (11,137)
  Allowance for loan losses ........................................   (6,931)    (7,460)    (7,642)   (11,725)   (11,150)
                                                                     --------   --------   --------   --------   --------
      Loans receivable, net ........................................  497,291    412,603    427,445    367,921    353,577

Nonperforming loans, net ...........................................      970      1,828      9,879     13,244     20,490
Troubled debt restructurings, net ..................................    3,942      5,475      2,813     17,642     19,078
Real estate owned, net .............................................    9,772     13,269     14,826     26,880     35,424
Deposits ...........................................................  538,897    487,097    457,007    436,227    460,004
Federal Home Loan Bank of Atlanta advances .........................   74,800     75,140     60,290     48,390     46,500
Other borrowed money ...............................................   24,238         --         --         --      3,863
Stockholders' equity ...............................................   41,617     38,641     34,036     30,970     24,457
Book value per share ...............................................    14.17      13.36      11.98      10.99       8.77

Other Data

                                                                                      At or for the
                                                                                   Year ended December 31,
                                                                     ----------------------------------------------------
                                                                       1996       1995       1994       1993       1992
                                                                     --------   --------   --------   --------   --------
Return on average assets ...........................................  .49%(a)      .71%       .68%      1.09%       .53%
Return on average stockholders' equity ............................. 7.95 (a)    11.37      11.21      20.88      12.67
Average stockholders' equity to average assets ..................... 6.19         6.24       6.04       5.23       4.19
Nonperforming assets, net, to total assets ......................... 1.56         2.49       4.43       7.68      10.33
General and administrative expense to average total assets (b) ..... 2.31         2.45       2.52       2.31       2.19
Average interest rate spread ....................................... 2.89         3.01       3.28       3.44       3.08
Net interest margin ................................................ 3.05         3.15       3.37       3.39       2.92

(a) If the one-time charge to recapitalize the Savings Association Insurance Fund ("SAIF") of $3.0 million (after tax $1.9 million) is excluded, return on average assets and return on average stockholders' equity would be .78% and 12.44%, respectively, for 1996.

(b)  Excludes (gain) loss from real estate and the one-time SAIF charge.

Management's Discussion and Analysis

Management's Discussion and Analysis of Financial
Condition and Results of Operations

(Dollars in the tables in thousands except per share data)

General

     First Citizens Financial Corporation (the "Company") is the holding company for Citizens Savings Bank f.s.b. ("Citizens" or the "Bank"). The Company's business consists mainly of the business of the Bank.

     The consolidated earnings of the Company depend primarily on the difference between the interest earned by the Bank on its loan and securities portfolios and the interest paid on its deposits and borrowings. Other sources of income include gains on sales of assets, including loans and securities, and other non-interest income, such as fees and service charges on loans and deposits. Earnings are also affected by operating expenses, provisions for losses on assets (including loans and real estate owned) and income taxes.

     Net income for 1996 (before considering the special one-time assessment on SAIF deposits) increased 22% and was $5.0 million, or $1.57 per share, compared to net income for 1995 of $4.1 million, or $1.29 per share. Net income for 1994 was $3.6 million, or $1.17 per share. The effect of the SAIF assessment, as a result of the recent legislation enacted by Congress and imposed by the Federal Deposit Insurance Corporation ("FDIC") to recapitalize the Savings Association Insurance Fund ("SAIF"), is a one-time after-tax charge of $1.9 million, or $.58 per share. After including the one-time charge, the Company reported net income for 1996 of $3.2 million, or $.99 per share. During 1996, the increase in interest income received on loans and securities and the positive effect of the larger earning asset base more than offset the increase in interest paid on deposits and borrowings. The increase in earning assets substantially offset the reduction in net interest margin. Deposits increased to a record level of $538.9 million, up $51.8 million from 1995.

     At December 31, 1996, the Company had total assets of $687.2 million and stockholders' equity of $41.6 million. At that date, the Bank was considered "well capitalized" under regulatory definitions. See Note 10 to the Consolidated Financial Statements.

Subsequent Event

     On March 10, 1997, the Company and Provident Bankshares Corporation ("Provident") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company will merge with and into Provident (the "Merger"). As a result of the Merger, each share of common stock, par value $.01 per share, of the Company outstanding on the effective date of the Merger will (subject to certain exceptions) be converted into the right to receive .73 shares of common stock, par value $1.00 per share, of Provident, together with the corresponding number of rights attached thereto. In addition, if the average closing price of Provident common stock for the ten trading days immediately preceding receipt of the last regulatory approval for the Merger (determined without regard to any related waiting periods) is below $35.625, the Company may terminate the Merger Agreement unless Provident increases the exchange ratio in the Merger such that the value of Provident common stock (based on such average closing price) to be received in the Merger is not less than $26.006 per share of Company common stock. The Merger is expected to qualify as a tax-free reorganization for Federal income tax purposes and to be accounted for as a pooling of interests. The Merger is expected to close in the third quarter of 1997, and is subject to a number of conditions, including, but not limited to the approval of the Merger by the requisite vote of the stockholders of both the Company and Provident and the receipt of all required regulatory approvals.

Financial Condition

     Loans. The Company's total loan portfolio, net, including loans held for sale, increased $58.6 million, or 13.1%, to $506.1 million at December 31, 1996 compared to $447.5 million at December 31, 1995, primarily reflecting originations in excess of repayments. During 1996, loan originations and purchases totaled $236.1 million, including $28.5 million of loans originated for resale, compared to $144.5 million, including $37.1 million originated for resale in 1995. The Bank increased its origination of home equity, consumer and corporate loans by 96.6%, from $55.4 million originated during 1995, to $108.9 million originated in 1996. Origination of permanent mortgage loans increased by 121.9%, from $33.3 million originated during 1995, to $73.9 million originated in 1996. Repayments and sales of loans totaled $123.0 million and $55.0 million, respectively, during 1996. Loans amounting to $2.8 million were transferred to real estate owned during 1996. Loans to facilitate the sale of real estate owned at market rates amounted to $2.5 million during 1996. At December 31, 1996, loans held for sale amounted to $8.8 million.

     Nonperforming Assets, Troubled Debt Restructurings and Classified Assets. During 1996, the Bank reduced its nonperforming assets, net (comprised of nonaccrual loans and real estate owned), by 29.1%, from $15.1 million at December 31, 1995 to $10.7 million at December 31, 1996. Troubled debt restructurings, net, were $3.9 million at December 31, 1996 compared to $5.5 million at December 31, 1995. During 1996, the Bank reduced its classified assets, net, by 30.6%, from $20.6 million at December 31, 1995, to $14.3 million at December 31, 1996. See Part I -- Item 1, "Business -- Lending Activities -- Nonperforming Assets" of Form 10-K for a detailed discussion of these assets.

     Allowances for Losses on Loans and Real Estate Owned. The allowance for losses on loans is established based upon management's evaluation of the risk inherent in the loan portfolio and changes in the nature and volume of loan activity. Such evaluation considers, among other factors, the estimated fair value of the underlying collateral, current economic conditions and historical loan loss experience. The

Bank also establishes allowances for losses on real estate owned based upon its estimated fair value less selling costs. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Based on available information, management believes that adequate allowances for loss have been provided on the above assets. See Notes 3 and 4 to the Consolidated Financial Statements for analyses of the Bank's allowances for losses.

     Investment Securities. The Company's investment securities portfolios, net (comprised of agency obligations, mortgage-backed securities and stock), increased by $21.6 million, or 18.0%, to $141.3 million at December 31, 1996 compared to $119.7 million at December 31, 1995. During 1996, the Company purchased $70.6 million of investment securities (primarily United States Government agency obligations) and $14.9 million of mortgage-backed securities. The Company increased its purchases of securities in order to increase earning assets and partially offset a shrinking net interest margin. At December 31, 1996, agency and mortgage-backed securities available-for-sale amounted to $63.0 million and $18.3 million, respectively.

     Deposits and Borrowings. Deposits increased by $51.8 million, or 10.6%, during 1996, after including interest credited of $21.9 million. See "Period to Period Comparisons -- Comparison of Years Ended December 31, 1996 and 1995 -- Net Interest Income." Of the $538.9 million in deposits at December 31, 1996, $68.5 million consisted of certificates of deposit which have flexible maturities or adjustable interest rates. See Note 6 to the Consolidated Financial Statements. Total borrowings increased $23.9 million, or 31.8%, during 1996. See "Liquidity and Capital Resources".

     Stockholders' Equity. Stockholders' equity totaled $41.6 million and $38.6 million and included $(86,000) and $348,000 of unrealized net holding (losses) gains, net of applicable taxes, on investment securities available-for-sale at December 31, 1996 and 1995, respectively.

     In 1991, due to high levels of classified assets and the Bank's failure to meet the then-applicable risk-based capital requirement, the Bank entered into a supervisory agreement with the Office of Thrift Supervision ("OTS") and agreed to the issuance of a capital directive. The Bank was released from the supervisory agreement in 1994 and the capital directive in 1993. As a condition of release from the capital directive, the OTS required the Bank to continue to operate in accordance with its capital plan. On February 23, 1996, as a result of Citizens' continued capital compliance and improved condition, the OTS notified the Bank that it is no longer subject to a capital plan. At December 31, 1996, Citizens was considered "well capitalized" under regulatory requirements.

Yield Analysis

     The Yield Analysis table on page 12 shows the Company's average outstanding interest-earning and interest-bearing balances, yields and costs (computed on a daily basis) at or during the periods indicated (excluding loan origination and other fees, except that portion considered an adjustment to yield).

Rate/Volume Analysis

     The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided regarding changes attributable to: (i) changes in the interest rate earned or paid on these balances (change in rate multiplied by old volume), (ii) changes in the volume of assets or liabilities outstanding (change in volume multiplied by old interest rate), and (iii) a combination of change in rate and change in volume. The information was calculated using average daily balances.

Rate/Volume Analysis

                                                                      Years ended December 31,
                                        ------------------------------------------------------------------------------------
                                        1996 v. 1995 Increase (Decrease) Due to     1995 v. 1994 Increase (Decrease) Due to
                                        ---------------------------------------     ----------------------------------------
                                                              Rate/                                        Rate/
                                         Rate      Volume     Volume      Total       Rate      Volume     Volume      Total
                                        ------     ------     ------     ------     -------     ------     ------     ------
Interest-earning assets
  Loans ..............................  $(235)     $1,483      $ (8)     $1,240     $ 1,880     $2,981      $183      $5,044
  Investment securities ..............    263       3,019       120       3,402         547        461        46       1,054
                                        -----      ------      ----      ------     -------     ------      ----      ------
    Total ............................     28       4,502       112       4,642       2,427      3,442       229       6,098
                                        -----      ------      ----      ------     -------     ------      ----      ------
Interest-bearing liabilities
  Deposits ...........................     27       1,772         1       1,800       3,157      1,123       201       4,481
  FHLB advances and other borrowings .     92       1,293        32       1,417         521        602       122       1,245
                                        -----      ------      ----      ------     -------     ------      ----      ------
    Total ............................    119       3,065        33       3,217       3,678      1,725       323       5,726
                                        -----      ------      ----      ------     -------     ------      ----      ------
Net change in net interest income
  before (recovery of) provision
  for loan losses ....................  $ (91)     $1,437      $ 79      $1,425     $(1,251)    $1,717      $(94)     $  372
                                        =====      ======      ====      ======     =======     ======      ====      ======

Yield Analysis

                                                                               Years ended December 31,
                                                        -----------------------------------------------------------------------
                                                                       1996                                 1995
                                                        ----------------------------------   ----------------------------------
                                           Average
                                        Yield/Cost at    Average      Interest                Average      Interest
                                         December 31,    Amount        Earned    Average      Amount       Earned     Average
                                             1996       Outstanding   or Paid   Yield/Cost   Outstanding   or Paid   Yield/Cost
                                        -------------   -----------   --------  ----------   -----------   --------  ----------
Assets
  Loan portfolios (a) .................      8.08%       $467,790     $37,968     8.12%(c)    $449,638     $36,728     8.18%(c)
  Investment securities ...............      6.96         147,089       9,976     6.78         100,794       6,574     6.52
                                                         --------     -------                 --------     -------
    All interest-earning assets .......      7.81         614,879      47,944     7.80 (c)     550,432      43,302     7.87 (c)
                                                                      -------                              -------
  Other assets ........................                    28,929                               28,742
                                                         --------                             --------
    Total assets ......................                  $643,808                             $579,174
                                                         ========                             ========
Liabilities and stockholders'
  equity
  Money market accounts ...............      3.35%       $ 92,368     $ 3,224     3.49%       $ 86,636     $ 3,034     3.50%
  Certificates of deposit .............      5.61         333,000      18,912     5.68         306,326      17,100     5.58
  Other deposits ......................      2.64          80,369       1,802     2.24          75,301       2,004     2.66
                                                         --------     -------                 --------     -------
    Total deposits ....................      4.76         505,737      23,938     4.73         468,263      22,138     4.73
  FHLB advances and other borrowings ..      6.11          87,794       5,232     5.96          65,578       3,815     5.82
                                                         --------     -------                 --------     -------
     All interest-bearing liabilities .      4.97         593,531      29,170     4.91         533,841      25,953     4.86
                                                                      -------                              -------
  Other liabilities ...................                    10,431                                9,198
                                                         --------                             --------
    Total liabilities .................                   603,962                              543,039
  Stockholders' equity ................                    39,846                               36,135
                                                         --------                             --------
    Total liabilities and
       stockholders' equity ...........                  $643,808                             $579,174
                                                         ========                             ========
Average interest rate spread ..........      2.84%                    $18,774(b)  2.89 (c)                  $17,349(b) 3.01%(c)
                                             ====                     =======     ====                      =======    ====
Net interest margin ...................                                           3.05%                                3.15%
                                                                                  ====                                 ====

                                                Years ended December 31,
                                          ----------------------------------
                                                         1994
                                          ----------------------------------
                                      Average Amount Interest Earned    Average
                                       Outstanding       or Paid      Yield/Cost
                                       -----------       -------     ----------
Assets
  Loan portfolios (a) ................  $410,811         $31,684       7.71%(c)
  Investment securities ..............    93,022           5,520       5.93
                                        --------         -------
    All interest-earning assets ......   503,833          37,204       7.38 (c)
                                                         -------
  Other assets .......................    33,196
                                        --------
    Total assets .....................  $537,029
                                        ========
Liabilities and stockholders' equity
  Money market accounts ..............  $ 84,862         $ 2,922       3.44%
  Certificates of deposit ............   259,845          12,823       4.93
  Other deposits .....................    95,563           1,912       2.00
                                        --------         -------
    Total deposits ...................   440,270          17,657       4.01
  FHLB advances and other borrowings .    53,125           2,570       4.84
                                        --------         -------
     All interest-bearing liabilities    493,395          20,227       4.10
                                                         -------
  Other liabilities ..................    11,215
                                        --------
    Total liabilities ................   504,610
  Stockholders' equity ...............    32,419
                                        --------
    Total liabilities and
       stockholders' equity ..........  $537,029
                                        ========
Average interest rate spread .........                   $16,977(b)    3.28%(c)
                                                         =======       ====
Net interest margin ..................                                 3.37%
                                                                       ====

(a) Nonaccruing loans and loans held for sale are included in the average outstanding balance.

(b) Excludes capitalized interest and other interest income of $.1 million each for 1996; $.2 million each for 1995 and $.4 million and $.1 million, respectively, for 1994.

(c) Interest-earning assets include assets on which interest was contractually due. If nonperforming loans were excluded from the calculation in 1996, 1995 and 1994, the weighted average yield on loans would be 8.14%, 8.26% and 7.94%, respectively; the weighted average yield on all interest-earning assets would be 7.82%, 7.94% and 7.54%, respectively; and the average interest rate spread would be 2.91%, 3.08% and 3.44%, respectively.


Period to Period Comparisons

Comparison of Years Ended
December 31, 1996 and 1995

     General. The Company recorded net income of $3.2 million, or $.99 per share, for 1996 as compared to net income of $4.1 million, or $1.29 per share, for 1995. During 1996, the Bank was charged a special one-time assessment on SAIF deposits which decreased after-tax income by $1.9 million, or $.58 per share. The Company would have had net income of $5.0 million in 1996 if not assessed this one-time charge.

     Net interest income, after provision for (recovery of) loan losses, increased $1.1 million when compared to 1995. There was a $4.6 million, or 10.6%, increase in interest income which was partially offset by a $3.4 million, or 13.3%, increase in interest expense.

     Net Interest Income. The Company's net interest income, before provision for (recovery of) loan losses, increased $1.2 million, or 6.7%, when compared to 1995. Interest income on loans increased by $1.2 million, or 3.4%, due to an increase in average outstanding balances of $18.2 million. Average yields on loans decreased slightly from 8.18% to 8.12%. Interest income on investment securities increased by $3.4 million which was primarily due to a $46.3 million increase in average outstanding balances when compared to 1995. Average yields on investments increased from 6.52% to 6.78%.

     Interest expense on deposits increased $1.8 million, or 8.1%, due to a $37.5 million increase in average outstanding balances, while cost of funds remained constant during 1996. Interest on borrowed funds increased $1.4 million due to a $22.2 million increase in average outstanding balances, while cost of borrowings increased from 5.82% to 5.96% during 1996.

     Provision for (Recovery of) Loan Losses. The Company provided (recovered) $94,000 and $(28,000) for loan losses during 1996 and 1995, respectively. Management of the Bank believes that the current loss reserves appear adequate at this time to cover potential losses in the loan portfolio. There can be no assurance, however, that additional reserves will not be necessary if market conditions change.

     Other Income. Total other income increased $.9 million, or 33.1%, when compared to 1995. Deposit service charges increased as a result of the increased volume of accounts subject to such charges. During 1996, the Company realized gains of $.6 million on the sale of 30-year fixed-rate loans with balances of $30.8 million, net. Loan fees and service charges increased $.1 million primarily due to recognition of deferred fees.

     Operating Expense. Operating expense increased by $3.3 million, or 22.8%, when compared to 1995. Compensation and employee benefits increased by $.5 million, or 6.5%, primarily due to an increase of $.3 million for salaries/bonuses and a $67,000 increase in salary continuation benefits. During 1996, gain from real estate, net, amounted to $.3 million as compared to a net loss of $99,000 in 1995. For 1996, gains on sale of real estate owned more than offset the provision for losses and other costs of real estate owned. See Note 4 to the Consolidated Financial Statements for components of (gain) loss from real estate, net. Three properties were sold in 1996 to reduce real estate owned by 26.4% to $9.8 million in 1996.

     During the third quarter of 1996, the Company was charged $3.0 million by the FDIC. This special one-time assessment on SAIF deposits held by the Bank as of March 31, 1995 was imposed to recapitalize the Savings Association Insurance Fund. The after-tax effect reduced net income for 1996 by $1.9 million, or $.58 per share.

Comparison of Years Ended
December 31, 1995 and 1994

     General. The Company recorded a 13.0% increase in net income for 1995. Net income for 1995 was $4.1 million, $1.29 per share, as compared to net income of $3.6 million, $1.17 per share, for 1994. The Company recovered $28,000 from the provision for loan losses during 1995 compared to recoveries of $.6 million in 1994. Loss from real estate, net, decreased by $1.7 million in 1995.

     Net Interest Income. The Company's net interest income, before provision for recovery of loan losses, increased $.2 million, or 1.4%, from 1994 primarily due to a $6.1 million, or 16.4%, increase in interest income, which was partially offset by a $5.9 million, or 29.6%, increase in interest expense. Interest income on loans increased $5.0 million, or 15.9%, due primarily to an increase in average outstanding balances of $38.8 million during 1995. The increase in average outstanding balances reflects the impact of the loans originated during 1994. Average yields on loans increased from 7.71% in 1994 to 8.18% in 1995. Interest income on investment securities increased $1.1 million primarily due to an increase in average yields on investment securities from 5.93% to 6.52%. Average outstanding balances of investment securities increased from $93.0 million for 1994 to $100.8 million for 1995.

     Interest expense on deposits increased $4.5 million, or 25.4%, primarily due to an increase in the average rates paid on deposits from 4.01% in 1994 to 4.73% in 1995. This increase was due to the effect of the overall increase in interest rates experienced in the economy during most of 1994. The Bank experienced intense competition for deposits from other financial institutions located in the Bank's market area. Average outstanding balances increased by $28.0 million in 1995 reflecting the impact of interest credited to deposits and successful promotions of certificates of deposit. Interest on borrowed funds increased $1.2 million in 1995 due primarily to the effects of an increase in average outstanding borrowings of $12.5 million during 1995. Average rates paid on borrowings increased from 4.84% for 1994 to 5.82% for 1995. The Company's average cost of funds was 4.86% for 1995 compared to 4.10% for 1994.

     Recovery of Provision for Loan Losses. Through its periodic review of the loan portfolio during 1995, management determined that the Bank could reduce the allowance for loan losses by a net of $28,000. Management believed that the current loss allowances were adequate at that time to cover potential losses in the loan portfolio.

     Other Income. Total other income increased $96,000, or 3.8%, during 1995 as compared to 1994. During 1995, the Company realized gains amounting to $.5 million, a decrease of $45,000 from 1994, on the sale of mortgage loans originated for resale by the Bank's wholly-owned mortgage banking subsidiary, First Citizens Mortgage Corporation ("FCMC"). FCMC experienced a decrease in volume of loans originated for resale due to decreased refinancings and purchases of loans as a result of increases in interest rates during most of 1995. Gains on sales of investment securities classified as available-for-sale decreased by $78,000. Deposit service charges increased by $.2 million primarily due to increased volume of nonsufficient funds charges. The Bank also recognized a $.1 million profit on the sale of a former branch site in 1995.

     Operating Expense. Operating expense decreased $1.0 million, or 6.7%, in 1995 compared to 1994. Compensation and employee benefits increased $62,000, or
 .8%, in 1995 primarily due to average raises of 4.0%. During 1994, the Company and the Bank adopted a retirement plan for directors of the Company and the Bank at a cost of $189,000 compared to a cost of $87,000 in 1995. During 1995, loss from real estate, net, amounted to $99,000 as compared to net losses of $1.8 million in 1994. See Note 4 to the Consolidated Financial Statements for components of loss from real estate, net. During 1995, the Company provided $.4 million for losses on real estate owned, compared to $1.3 million in 1994. Allowances are provided to reduce the carrying value of these assets to fair value less estimated selling costs. The Company recognized net gains of $.7 million from the sales of real estate owned in 1995 compared to net losses of $.1 million in 1994. In 1994, the Bank incurred a $.9 million loss when it accelerated the disposition of a shopping center.

Asset/Liability Management

     A continuing goal of the Bank's business strategy has been to maximize income over time in varying interest rate environments. The Asset/Liability Committee, a committee comprised of members of senior management, is charged with managing interest rate risk.

     Interest rate risk is the risk that net interest income will fluctuate as a result of a change in interest rates. It is the assumption of interest rate risk along with credit risk that drives the net interest margin of a financial institution.

     A related component of interest rate risk is the risk that the market value of portfolio equity will fluctuate with changes in interest rates. This component is a direct corollary to the earnings-impact component: an institution exposed to earnings erosion is also exposed to shrinkage in market value.

Interest Rate Risk Measurement

     The Bank employs three approaches to interest rate risk measurement: (1) "gap" analysis, (2) income-simulation analysis, and (3) rate-shock market-value analysis. Each method has its relative advantages and limitations, and none should be relied upon in a vacuum.

     1. Gap Analysis -- This method measures the Bank's "gap" position, or the difference between assets and liabilities which reprice and/or mature within a given time frame, typically the cumulative one-year horizon. The gap approach delineates when a given dollar of assets or liabilities has the ability to mature or reprice, but does not address the probable response of that asset or liability to changes in interest rates.

     2. Income-Simulation Analysis -- Income-simulation analysis begins where gap analysis ends. Not only does income simulation consider the maturity and repricing characteristics of assets and liabilities, it also captures the relative sensitivities of these balance sheet components. In short, income-simulation analysis attends to both the possibility and probability of the behavior of balance sheet items. Because of the ability of the model to reflect the relative rate sensitivities of assets and liabilities, management can more clearly define the ability of the Bank to absorb or benefit from shifts in interest rates. Overall, the use of the Bank's simulation model greatly enhances the planning process.

     3. Market-Value Analysis -- Market-value-of-portfolio-equity analysis is intended to address the changes in equity value arising from movements in interest rates. The market value of equity is estimated by valuing the Bank's assets and liabilities. The extent to which assets have gained or lost value in relation to the gains or losses of liabilities determines the appreciation or depreciation in equity on a market-value basis.

     This rate-shock approach is concerned primarily with the ability of the balance sheet to absorb rate shocks on a liquidation-valued basis. The analysis does not consider non-rate-related issues which affect equity valuation such as franchise value. As with gap analysis, market-value analysis is static.

Interest Rate Risk Management

     The management of the interest rate risk position of the Bank begins with a thorough evaluation of the balance sheet using the methods discussed above. The Bank prepares a monthly gap analysis and, at least quarterly, performs the modeling required for income-simulation analysis. Due to the complexity of market-value analysis, the Bank utilizes the OTS market-value analysis in addition to completing its own market-value analysis. Management reviews the Bank's gap position, the results of the income-simulation and market-value analyses, with an emphasis on the income-simulation results.

     During 1995 and 1996, Citizens attempted to increase the amount of earning assets maturing or otherwise repricing within one to five years. Only the 1- and 3-year adjustable-rate residential loans are retained in the Bank's loan portfolio from the loans originated by FCMC. Emphasis has been placed on real estate construction loans with monthly repricings in addition to corporate and consumer loans which reprice monthly. Additionally, the Bank purchased shorter-term investment securities and investment securities with early calls. During the first quarter of 1996, Citizens sold $26.3 million of 30-year fixed-rate loans to improve its interest sensitivity position. On larger loans where the corporate or commercial real estate customers preferred a fixed rate, the loans were "match-funded" to lock in or protect the interest spread. The effect of these strategies on the interest rate risk position of the Bank was monitored by periodic income-simulation analyses.

     Because of the uncertainty of the interest rate environment during 1996, depositors were unwilling to invest in longer-term deposits. Many of the Bank's customers purchased "promotional" nine-month certificates of deposit or took advantage of the Bank's 12-month certificates which allow a one-time penalty-free withdrawal of up to the certificate amount. In addition, our 30-month certificates which allow three "step-ups" to a current interest rate without penalty were moving closer to maturity and, at December 31, 1996, were now included in the liabilities maturing or repricing within one year as reflected in the Asset/Liability Repricing Schedule. These circumstances account for the significant increase in the Bank's "negative" gap position within one year when comparing December 31, 1996 and 1995.

     During 1997, the Bank intends to focus on origination of real estate construction, corporate and consumer loans, including home equity and second trust loans. Additionally, during 1997, the Bank will continue to emphasize the acquisition of deposit relationships and non-interest-bearing checking accounts.

     The Asset/Liability Repricing Schedule sets forth the Bank's gap information at the dates indicated. When a savings institution has a positive gap for a given period, it means that the amount of its interest-earning assets maturing or otherwise repricing within such period exceeds the amount of the interest-bearing liabilities repricing within the same period. Accordingly, in a rising interest rate environment, savings institutions with a positive gap will generally experience a greater increase in the yield on their assets than in the cost of their liabilities. The cost of funds of institutions with a positive gap will generally decrease less than the yield on their assets in a falling interest rate environment. Changes in interest rates will generally have the opposite effect on savings institutions with a negative gap. A rising interest rate environment imposes risks on institutions with a negative gap because the increase in the cost of liabilities is greater than the increase in the yield on assets. As discussed previously, the gap analysis delineates the ability of assets and liabilities to mature or reprice but does not address the probable response of those assets or liabilities to changes in interest rates.

Asset/Liability Repricing Schedule

                                              December 31, 1996 (a)
                                    ------------------------------------------
                                    Within    After 1 Year     After
                                    1 Year   within 5 Years   5 Years    Total
                                    ------   --------------   -------    -----
Mortgage loans (b):
  First mortgage loans:
    Balloon and adjustable rate
      (all property types) ....... $125,626     $ 73,093     $  9,395   $208,114
    Fixed rate:
      1-4 dwelling units .........   12,014       39,927       71,316    123,257
      Other residential and all
        non-residential ..........   30,246        3,996       22,105     56,347
  Second mortgages ...............   52,393        2,069       17,737     72,199
Non-mortgage loans:
  Consumer .......................    3,463       33,301          488     37,252
  Corporate ......................    2,648        4,513        8,693     15,854
Investment securities ............   53,428       38,641       45,468    137,537
                                   --------     --------     --------   --------
    Total rate-sensitive assets .. $279,818     $195,540     $175,202   $650,560
                                   ========     ========     ========   ========
Deposits:
  Fixed-maturity deposits ........ $286,685     $ 69,757     $  1,864   $358,306
  Transaction accounts ...........    5,770       14,764       13,244     33,778
  Money market deposit
    accounts .....................   31,307       53,380       15,274     99,961
  Passbook and statement
    accounts .....................    4,129       11,511       14,011     29,651
  Non-interest-bearing
    deposits .....................    5,559        9,199        2,443     17,201
Borrowings:
  FHLB advances ..................    2,500       63,300        9,000     74,800
  Other ..........................    9,628       14,610           --     24,238
                                   --------     --------     --------   --------
      Total rate-sensitive
        liabilities .............. $345,578     $236,521      $55,836   $637,935
                                   ========     ========     ========   ========
Gap (repricing difference) .......  (65,760)     (40,981)     119,366
1996 Cumulative gap ..............  (65,760)    (106,741)      12,625
1996 Cumulative gap/total
  rate-sensitive assets ..........    (10.1)%      (16.4)%        1.9%
1995 Cumulative gap/total
  rate-sensitive assets ..........     (0.6)%      (12.0)%        1.4%

(a) Estimated maturity/repricing amounts are based on contractual maturity and amortization, as well as estimated loan prepayment rates and deposit erosion rates. Management believes these prepayment and erosion rates represent reasonable estimates, based on the Bank's experience.

(b) Loans are net of the undisbursed portion of loans due borrowers and deferred loan fees.

Liquidity and Capital Resources

     Under current regulations, the Bank is required to maintain liquid assets at 5.0% or more of its net withdrawable deposits plus short-term borrowings. For 1996, the Bank maintained a monthly average liquidity level of 9.5%.

     The Bank's primary sources of funds are deposits and loan principal payments received in connection with normal loan amortization and loan prepayments. The Bank supplements these funds by obtaining advances from the Federal Home Loan Bank ("FHLB") of Atlanta and other borrowings. At December 31, 1996, the

Bank had $99.0 million in FHLB advances and other borrowings outstanding, reflecting an increase in aggregate borrowings of $23.9 million, or 31.8%, compared to December 31, 1995. Deposits, before interest credited, increased by $29.9 million, $9.8 million and $4.7 million during 1996, 1995 and 1994, respectively. The increase in deposits the past three years is a result of the increased emphasis on developing customer relationships. Loan principal repayments were $123.0 million, $96.3 million and $97.9 million during 1996, 1995 and 1994, respectively. Proceeds from the sales of loans were $55.0 million, $35.5 million and $37.3 million during 1996, 1995 and 1994, respectively. Principal repayments of mortgage-backed securities totaled $17.8 million, $7.9 million and $18.1 million during 1996, 1995 and 1994, respectively. Sales of mortgage-backed securities totaled $19.9 million, $4.9 million and $11.2 million during 1996, 1995 and 1994, respectively. The Bank used these funds, together with borrowings, to originate $236.1 million, $144.5 million and $179.8 million in loans during 1996, 1995 and 1994, respectively. The Bank also purchased $85.5 million, $57.3 million and $33.7 million of investment securities during 1996, 1995 and 1994, respectively.

     At December 31, 1996, the Company, on an unconsolidated basis, had $1.3 million in cash. See Note 13 to the Consolidated Financial Statements for restrictions on the payment of dividends by the Bank to the Company. The Company's expenses primarily consist of certain stockholder-related expenses which, during 1996, were paid from the Company's cash. The Company believes it can fund its working capital needs from its own cash account through the next several years without payment of dividends by the Bank.

Capital Requirements

     Savings institutions are required to maintain minimum levels of regulatory capital. At December 31, 1996, the Bank was considered "well capitalized" under regulatory definitions. See Part I -- Item 1, "Business -- Regulation -- Regulatory Capital Requirements" of Form 10-K for additional information.

     In September 1996, legislation (the "1996 legislation") was enacted to address the undercapitalization of the SAIF, of which the Bank is a member. As a result of the 1996 legislation, the FDIC imposed a one-time special assessment of .657% on deposits insured by the SAIF as of March 31, 1995. The Bank incurred a one-time charge of $3.0 million (before taxes) to pay for the special assessment based upon on its level of SAIF deposits as of March 31, 1995. After the SAIF was deemed to be recapitalized, the Bank's deposit insurance premiums to the SAIF were reduced as of September 30, 1996. The Bank expects that its future deposit insurance premiums will continue to be lower than the premiums it paid prior to the recapitalization.

     The 1996 legislation also contemplates the merger of the SAIF with the Bank Insurance Fund, which generally insures deposits in national and state-chartered banks. The combined deposit insurance fund, which will be formed no earlier than January 1, 1999, will insure deposits at all FDIC-insured depository institutions. As a condition to the combined insurance fund, however, no insured depository institution can be chartered as a savings association. The Secretary of the Treasury is required to report to the Congress no later than March 31, 1997 with respect to the development of a common charter for all insured depository institutions. If legislation with respect to the development of a common charter is enacted, the Bank may be required to convert its Federal charter to either a new Federal type of bank charter or state depository institution charter. Future legislation also may result in the Company becoming regulated as a bank holding company by the Federal Reserve Board rather than a savings and loan holding company regulated by the OTS. Regulation by the Federal Reserve Board could subject the Company to capital requirements that are not currently applicable to the Company as a holding company under OTS regulation and may result in statutory limitations on the type of business activities in which the Company may engage at the holding company level, which business activities currently are not restricted. The Company and the Bank are unable to predict whether such legislation will be enacted.

Impact of Inflation and Changing Prices

     The financial statements and the related data therein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. See Note 17 to the Consolidated Financial Statements for estimated fair market values of certain assets and liabilities.

     Since the primary assets and liabilities of the Company are monetary in nature, changes in the general level of prices for goods and services have a relatively minor impact on the Company's total expenses. Increases in operating expenses such as salaries and maintenance are, in part, attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Bank. The majority of loans originated for the Bank's portfolio are adjustable-rate loans, which helps to mitigate the effect of changes in interest rates upon the Bank.

First Citizens Financial Corporation and Subsidiary

Consolidated Statements of Financial Condition

(Dollars in thousands except per share data)

                                                               December 31,
                                                           ---------------------
                                                              1996       1995
                                                              ----       ----
Assets
Cash and cash equivalents ..............................    $ 16,342    $ 15,711
Investment securities available-for-sale,
 at estimated fair value (notes 2 and 7) ...............      81,387      73,730
Investment securities held-to-maturity
 (estimated fair value of $56,788 and
  $42,439 at December 31, 1996 and 1995,
 respectively) (note 2) ................................      56,035      42,083
Loans receivable, net (note 3) .........................     497,291     412,603
Loans held for sale, at lower of cost or market ........       8,801      34,921
Stock in the Federal Home Loan Bank of Atlanta,
 at cost (note 7) ......................................       3,862       3,842
Real estate owned, net of allowance for losses
 of $1,049 and $975 at December 31, 1996
  and 1995, respectively (note 4) ......................       9,772      13,269
Accrued interest receivable ............................       3,848       3,364
Premises and equipment, net (note 5) ...................       3,450       2,869
Deferred income taxes, net (note 9) ....................       1,392       2,328
Prepaid expenses and other assets ......................       5,016       2,709
                                                            --------    --------
  Total assets .........................................    $687,196    $607,429
                                                            ========    ========
Liabilities
Deposit accounts (note 6) ..............................    $538,897    $487,097
Advances from the Federal Home Loan Bank
 of Atlanta  (note 7) ..................................      74,800      75,140
Other borrowed money (note 8) ..........................      24,238          --
Accounts payable and accrued expenses ..................       7,644       6,551
                                                            --------    --------
  Total liabilities ....................................     645,579     568,788
                                                            ========    ========

Stockholders' equity (notes 10 and 13)
Preferred stock,  $.01 per share par value,
  2,000,000 shares  authorized,  none
issued or outstanding ..................................          --          --
Common  stock,  $.01 per share par value,
  8,000,000 shares authorized, 2,937,860 shares and
  2,629,576 shares issued and outstanding at
  December 31, 1996 and 1995, respectively .............          29          26
Additional paid-in capital .............................      27,307      22,297
Retained earnings-- substantially restricted ...........      14,367      15,970
Unrealized net holding (losses) gains on
 investment securities available-for-sale,
 net of taxes (note 2) .................................         (86)        348
                                                            --------    --------
  Total stockholders' equity ...........................      41,617      38,641
                                                            --------    --------
  Total liabilities and stockholders' equity ...........    $687,196    $607,429
                                                            ========    ========

The notes to consolidated financial statements are an integral part of these statements.

First Citizens Financial Corporation and Subsidiary

Consolidated Statements of Income
(Dollars in thousands except per share data)

                                                    Year ended December 31,
                                               ---------------------------------
                                                 1996         1995        1994
                                                 ----         ----        ----
Interest income
  Loans receivable .........................    $37,968     $36,728     $31,684
  Investment securities ....................      9,976       6,574       5,520
  Other interest ...........................        141         161         135
                                                -------     -------     -------
    Total interest income ..................     48,085      43,463      37,339
                                                -------     -------     -------
Interest expense
  Deposit accounts (note 6) ................     23,938      22,138      17,657
  Advances from the Federal Home
   Loan Bank of Atlanta ....................      4,699       3,815       2,570
  Other borrowed money .....................        533        --          --
  Capitalized interest .....................       --          (213)       (373)
                                                -------     -------     -------
    Total interest expense .................     29,170      25,740      19,854
                                                -------     -------     -------
    Net interest income ....................     18,915      17,723      17,485
Provision for (recovery of) loan
 losses (note 3) ...........................         94         (28)       (635)
                                                -------     -------     -------
Net interest income after provision
 for (recovery of) loan losses .............     18,821      17,751      18,120
                                                -------     -------     -------
Other income
  Deposit service charges ..................      1,391       1,095         889
  Gain on sale of loans ....................      1,004         495         540
  Loan fees and service charges ............        598         476         594
  Servicing fee income, net ................        267         258         230
  Gain on sale of investment securities ....         49          46         124
  Other ....................................        209         273         170
                                                -------     -------     -------
    Total other income .....................      3,518       2,643       2,547
                                                -------     -------     -------
Operating expense
  Compensation and employee benefits
   (note 11) ...............................      8,064       7,573       7,511
  Federal insurance fund recapitalization ..      3,029        --          --
  Equipment, maintenance and data
   processing ..............................      1,330       1,291       1,211
  Federal insurance premiums and
   assessments .............................      1,213       1,265       1,319
  Occupancy (note 12) ......................      1,256       1,229       1,048
  Professional services ....................        835         769         706
  Advertising and promotion ................        533         492         397
  (Gain) loss from real estate, net
   (note 4) ................................       (316)         99       1,810
  Other ....................................      1,613       1,583       1,333
                                                -------     -------     -------
    Total operating expense ................     17,557      14,301      15,335
                                                -------     -------     -------
Income before provision for income taxes ...      4,782       6,093       5,332
  Provision for income taxes (note 9) ......      1,614       1,986       1,697
                                                -------     -------     -------
Net income .................................    $ 3,168     $ 4,107     $ 3,635
                                                =======     =======     =======
Earnings per common and common
 equivalent share  (note 13) ...............    $   .99     $  1.29     $  1.17
                                                =======     =======     =======

The notes to consolidated financial statements are an integral part of these statements.

First Citizens Financial Corporation and Subsidiary

Consolidated Statements of Stockholders' Equity
(In thousands)
                                              Year ended December 31,
                                          ------------------------------
                                            1996        1995       1994
                                            ----        ----       ----
Preferred stock (none issued or
 outstanding)
Common stock
Balance at beginning of year ..........   $    26     $    23     $   22
Exercise of stock options .............        --           1         --
10% stock dividend declared April 19,
  1996, distributed June 3, 1996 ......         3          --         --
10% stock dividend declared April 21,
  1995, distributed June 5, 1995 ......        --           2         --
5% stock dividend declared April 20,
  1994, distributed June 7, 1994 ......        --          --           1
                                          -------     -------     -------
Balance at end of year ................   $    29     $    26     $    23
                                          =======     =======     =======

Additional paid-in capital
Balance at beginning of year ..........   $22,297     $18,269     $16,794
Exercise of stock options .............       248         157          35
10% stock dividend declared April 19,
  1996, distributed June 3, 1996 ......     4,762         --           --
10% stock dividend declared April 21,
  1995, distributed June 5, 1995 ......       --        3,871          --
5% stock dividend declared April 20,
  1994, distributed June 7, 1994 ......       --           --       1,440
                                          -------     -------     -------
Balance at end of year ................   $27,307     $22,297     $18,269
                                          =======     =======     =======

Retained earnings
Balance at beginning of year ..........   $15,970     $15,744     $13,555
10% stock dividend declared April 19,
  1996, distributed June 3, 1996 ......    (4,771)         --          --
10% stock dividend declared April 21,
  1995, distributed June 5, 1995 ......        --      (3,881)         --
5% stock dividend declared April 20,
  1994, distributed June 7, 1994 ......        --          --      (1,446)
Net income for the year ...............     3,168       4,107       3,635
                                          -------     -------     -------
Balance at end of year ................   $14,367     $15,970     $15,744
                                          =======     =======     =======

Unrealized net holding (losses)
  gains on investment securities
  available-for-sale
Balance at beginning of year ..........   $   348     $    --     $   599
Adjustment to unrealized net holding
  (losses) gains ......................      (434)        348        (599)
                                          -------     -------     -------
Balance at end of year ................   $   (86)    $   348     $    --
                                          =======     =======     =======

The notes to consolidated financial statements are an integral part of these statements.

First Citizens Financial Corporation and Subsidiary
Consolidated Statements of Cash Flows
(In thousands)

                                                            Year ended December 31,
                                                      ---------------------------------
                                                        1996          1995         1994
                                                        ----          ----         ----
Operating activities
Net income ......................................     $  3,168      $  4,107     $  3,635
Adjustments  to reconcile  net income to net
cash provided by operating activities:
  Provisions for losses on assets ...............          195           346          703
  Amortization of loan fees, premiums,
    discounts and deferred interest .............         (892)         (991)        (903)
  Loans originated for resale, net of
    repayments ..................................      (25,396)      (35,836)     (25,123)
  Sale of loans originated for resale ...........       55,263        35,419       37,320
  (Increase) decrease in accrued interest
    receivable, prepaid expenses and other assets       (2,791)          208       (1,395)
  Dividends received in stock in the Federal Home
    Loan Bank of Atlanta ........................           --            --          (44)
  Depreciation and amortization of premises and
    equipment ...................................          404           430          485
  Increase (decrease) in accounts payable and
    accrued expenses ............................        1,093          (404)         343
  Deferred income tax provision (benefit) .......        1,207        (1,282)       1,709
                                                      --------      --------     --------
    Net cash provided by operating activities ...       32,251         1,997       16,730
                                                      --------      --------     --------
Investing activities
  Loans originated, net of repayments ...........      (84,576)      (12,284)     (55,900)
  Loans sold ....................................           --            36           --
  Loans purchased ...............................       (3,346)          (22)      (1,075)
  Investment securities purchased ...............      (85,545)      (57,277)     (33,675)
  Investment securities sold ....................       21,957         4,894       11,193
  Principal repayments and maturities of
    investment securities .......................       41,194        22,098       18,134
  Purchases of Federal Home Loan Bank of
    Atlanta stock ...............................       (1,792)         (568)          --
  Sales of Federal Home Loan Bank of
    Atlanta stock ...............................        1,772           282           --
  Capitalized additions to real estate owned ....       (2,766)       (4,059)      (8,314)
  Proceeds from sale of real estate owned .......        6,527         8,208       18,021
  Net additions to premises and equipment .......         (985)         (512)        (685)
                                                      --------      --------     --------
    Net cash used in investing activities .......     (107,560)      (39,204)     (52,301)
                                                      --------      --------     --------
Financing activities
  Net increase in deposits ......................       51,800        30,090       20,780
  Proceeds from Federal Home Loan Bank
    of Atlanta advances .........................      176,900       204,740      108,435
  Repayments of Federal Home Loan Bank
    of Atlanta advances .........................     (177,240)     (189,890)     (96,535)
  Net proceeds from other borrowings ............       24,238            --           --
  Net proceeds from exercise of common
    stock options ...............................          248           157           35
  Other .........................................           (6)           (7)          (5)
                                                      --------      --------     --------
    Net cash provided by financing activities ...       75,940        45,090       32,710
                                                      --------      --------     --------
    Increase (decrease) in cash and
     cash equivalents ...........................          631         7,883       (2,861)
    Cash and cash equivalents at
     beginning of year ..........................       15,711         7,828       10,689
                                                      --------      --------     --------
    Cash and cash equivalents at
     end of year ................................     $ 16,342      $ 15,711     $  7,828
                                                      ========      ========     ========
Supplemental information
  Interest paid on deposits and
    borrowed funds ..............................     $  7,121      $  5,563     $  4,121
  Loans transferred to real estate
    owned, at fair value ........................        2,817         6,244        4,266
  Loans to facilitate the sale of
    real estate owned ...........................        2,452         3,284        7,685
  Loans transferred to loans held
    for sale, net ...............................        1,254        25,066           --
  Income tax payments ...........................          820         2,490           56

The notes to consolidated financial statements are an integral part of these statements.

First Citizens Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements
(Dollars reported in the tables in thousands)

(1)  Summary of  Significant  Accounting  Policies

(a) Basis of Financial Statement Presentation and Use of Estimates

     First Citizens Financial Corporation ("First Citizens Financial") is the holding company of Citizens Savings Bank f.s.b. (the "Bank"). First Citizens Financial and its wholly-owned subsidiary are referred to collectively as the "Company". The name of each first- and second-tier subsidiary and its primary business activity follows:

Citizens  Savings Bank f.s.b.  -- Savings  bank
 First  Citizens  Corporation  -- Management of real estate owned
 First Citizens Development Corporation -- Real estate development
 First Citizens Mortgage Corporation -- Origination and sale of mortgage loans First Citizens Insurance Agency, Inc. -- Sales of annuities and mortgage life, accidental death and health and accident insurance
 First Citizens Securities Corporation -- Inactive

     All significant intercompany transactions and balances have been eliminated in consolidation.

     The business of the Company consists primarily of the business of the Bank. The Bank operates 14 branches located in Montgomery and Frederick Counties in Maryland. The Bank's principal business is attracting deposits from the general public and investing those funds in loans. The Bank's customers are primarily small and middle-market businesses and middle-market individuals.

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and real estate owned, management periodically obtains independent appraisals for significant properties.

     Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to estimate losses on these assets, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the Bank's market area. Future additions to the allowances are made in the period they are determined to be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(b)  Cash Equivalents

     Cash equivalents are comprised of interest-bearing deposits, which are overnight funds held at other institutions.

(c)  Investment Securities

     The Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other investment securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of investment securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains and losses are recognized in earnings for transfers of investment securities into trading securities. Unrealized holding gains or losses associated with transfers of investment securities from the available-for-sale to the held-to-maturity portfolios are recorded as a separate component of stockholders' equity and are maintained and amortized into earnings over the remaining life of the investment security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. Unrealized holding gains and losses associated with transfers of investment securities from the held-to-maturity portfolio to the available-for-sale portfolio are recognized as a separate component of stockholders' equity.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed other than temporary, is charged to earnings, resulting in the establishment of a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of investment securities sold.

(d)  Loans Held for Investment

     Loans held for investment are carried at cost, adjusted for amortization of premiums and accretion of discounts using a method which approximates the interest method over the term of the asset. Management has the ability and intention to hold these loans to maturity.

(e)  Impaired Loans

     Effective January 1, 1995, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, which was issued in May 1993, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures, an Amendment of FASB Statement No. 114, which was issued in October 1994. Under SFAS No.114, a loan is impaired when, based on all current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price, or, if the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. In addition, SFAS No. 114 changes the method of accounting for loans for which foreclosure is probable and requires that such impaired loans be accounted for as loans until the lender takes possession of the collateral.

     In accordance with SFAS No. 118, the Bank evaluates each impaired real estate loan individually to determine the income recognition policy. Generally, payments received are applied in accordance with the contractual terms of the note or as a reduction of principal.

(f)  Loan Origination Fees and Other Discounts

     Nonrefundable loan fees, net of the direct costs associated with originating the loan, are deferred over the contractual life of the loan as an adjustment to yield. It is the Company's policy to cease amortizing deferred loan fees on nonaccrual loans.

     Discounts on loans to facilitate the sale of real estate owned are amortized over the life of the loan using the interest method.

(g)  Allowance for Loan Losses

     The loan portfolio is periodically (at least quarterly) reviewed by management, and provisions for estimated losses are made based on management's evaluation of the potential losses in the loan portfolio. In this review, particular attention is paid to delinquent loans, loans under the foreclosure process and, when collectibility is in doubt, any loans where there is evidence of a decline in the market value of the underlying collateral to less than the related loan balance, as well as known and inherent risks in the portfolio and current economic conditions.

(h)  Loans Held for Sale

     Loans held for sale are carried at the lower of cost, adjusted for amortization of premiums and accretion of discounts, using a method which approximates the interest method over the term of the asset, or aggregate market. Any gain or loss on sale is recognized at the time of sale using the specific identification method.

  Historically, substantially all 30-year fixed-rate loans have been originated for sale in the secondary market on a servicing-released basis. Loans sold in the secondary market are subject to 60- to 90-day forward commitments.

(i)  Real Estate Owned

     Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at fair value less estimated selling costs at acquisition date. Management periodically evaluates the recoverability of the carrying value of the real estate owned. An allowance, if necessary, is provided to reduce the carrying value to its fair value less estimated selling costs. Costs relating to property improvements, including development costs and interest during the development and construction periods, are capitalized; and costs relating to holding properties are charged to expense. Gains or losses on the sale of real estate owned are recognized upon disposition of the property.

(j)  Accrued Interest Receivable on Loans

     The Bank generally ceases to accrue interest on loans with interest more than three months delinquent and on all loans whose collectibility is doubtful. Any accrued and unpaid interest on such loans is reversed and charged against current income at the time the loan is placed on "nonaccrual" status. Income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic payments has been restored, in which case the loan is returned to accrual status.

(k)  Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets or terms of the leases. Additions and betterments are capitalized, while charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization are eliminated from the accounts when an asset is sold or retired, and the resultant gain or loss is credited or charged to income.

(l)  Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m)  Issued But Not Yet Adopted Statements of Financial Accounting Standards

     SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in June 1996 and is effective for transactions on a prospective basis beginning January 1, 1997. Earlier or retroactive application is not permitted. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Adoption of this Statement is not expected to have a material impact on the Company.

(n)  Reclassifications

     Certain amounts for 1995 and 1994 have been reclassified to conform to the presentation for 1996.

(2)  Investment Securities

     Investment securities are summarized as follows at December 31:

                                                 Gross      Gross
                                              Unrealized  Unrealized Estimated
                                    Amortized   Holding     Holding    Fair
                                       Cost      Gains      Losses    Value
                                       ----      -----      ------    -----
Available-for-sale
1996:
Nonequity securities:
  Mortgage-backed securities ......   $18,003      $378       $ 39    $18,342
  United States Government
    agency obligations ............    63,495        46        541     63,000
                                      -------      ----       ----    -------
      Total nonequity securities ..    81,498       424        580     81,342
Equity securities-- FNMA stock ....         4        41         --         45
                                      -------      ----       ----    -------
                                      $81,502      $465       $580    $81,387
                                      =======      ====       ====    =======
1995:
Nonequity securities:
  Mortgage-backed securities ......   $32,627      $529       $ 21    $33,135
  United States Government
    agency obligations ............    40,480       218        140     40,558
                                      -------      ----       ----    -------
      Total nonequity securities ..    73,107       747        161     73,693
Equity securities-- FNMA stock ....         4        33         --         37
                                      -------      ----       ----    -------
                                      $73,111      $780       $161    $73,730
                                      =======      ====       ====    =======

                                                 Gross       Gross
                                               Unrealized  Unrealized  Estimated
                                    Amortized    Holding    Holding      Fair
                                       Cost       Gains     Losses      Value
                                       ----       -----     ------      -----
1994:
Nonequity securities -- Mortgage-
  backed securities ...............   $ 6,969     $ 58    $   19       $ 7,008
Equity securities-- FNMA stock ....         4       18        --            22
                                      -------     ----    ------       -------
                                      $ 6,973     $ 76    $   19       $ 7,030
                                      =======     ====    ======       =======
Held-to-maturity
 (all nonequity securities) 1996:
Mortgage-backed securities ........   $37,951     $542    $   46       $38,447
United States Government agency
  obligations .....................    18,084      257        --        18,341
                                      -------     ----    ------       -------
                                      $56,035     $799    $   46       $56,788
                                      =======     ====    ======       =======
1995:
Mortgage-backed securities ........   $42,083     $368    $   12       $42,439
                                      =======     ====    ======       =======
1994:
Mortgage-backed securities ........   $53,894     $ 15    $1,979       $51,930
United States Government agency
  obligations .....................    23,956       --     1,727        22,229
                                      -------     ----    ------       -------
                                      $77,850     $ 15    $3,706       $74,159
                                      =======     ====    ======       =======

     During 1996, the Company sold securities available-for-sale of $21.9 million resulting in gross realized gains of approximately $.1 million and gross realized losses of approximately $58,000.

     During 1995 and 1994, the Company sold securities available-for-sale of $4.9 million and $11.2 million resulting in gross realized gains of approximately $46,000 and $.1 million, respectively. There were no gross realized losses on sales of securities in 1995 or 1994.

     During 1995 and 1994, the Bank transferred $5.8 million and $10.0 million, respectively, of mortgage-backed securities from available-for-sale to held-to-maturity. Unrealized holding losses amounted to $59,000 for the 1994 transfer at date of transfer. There were no unrealized gains or losses related to the 1995 transfer.

     During 1995, the Bank transferred $34.6 million of investment securities from held-to-maturity to available-for-sale as a result of guidance published by the Financial Accounting Standards Board on the implementation of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The net unrealized gain on these investment securities at the date of transfer was $74,000.

     Investment securities amounting to $22.7 million with estimated fair values of $23.0 million were pledged as collateral for advances from the Federal Home Loan Bank ("FHLB") of Atlanta at December 31, 1996.

     Nonequity investment securities have scheduled maturities as follows at December 31, 1996:

                                                        Estimated      Weighted
                                           Amortized      Fair         Average
                                             Cost         Value        Yields
                                           ---------    ---------      --------
Available-for-sale
After one year before five years ........   $29,423      $29,342         6.46%
After five years before ten years .......    32,792       32,462         7.01
After ten years .........................    19,283       19,538         7.35
                                            -------      -------
                                            $81,498      $81,342
                                            =======      =======
Held-to-maturity
Within one year .........................   $ 3,370      $ 3,375         6.27%
After one year before five years ........     2,963        3,024         7.18
After five years before ten years .......    15,120       15,316         8.01
After ten years .........................    34,582       35,073         6.88
                                            -------      -------
                                            $56,035      $56,788
                                            =======      =======

(3)  Loans Receivable, net

     Loans receivable, net, are summarized as follows at December 31:

                                      1996       1995       1994       1993       1992
                                      ----       ----       ----       ----       ----
Conventional:
  1-4 family units ................ $229,350   $210,599   $239,072   $172,375   $153,683
  Multi-family units ..............   20,214     19,307     23,031     24,976     26,514
  Commercial real estate ..........   88,795     66,284     67,206     71,091     67,198
FHA/VA loans--1-4 family units ....      310        409        549        670        962
                                    --------   --------   --------   --------   --------
                                     338,669    296,599    329,858    269,112    248,357
                                    --------   --------   --------   --------   --------
Construction:
  Residential .....................   33,489     28,639     27,908     21,445     19,328
  Commercial real estate ..........    4,575         --      4,053      9,727      9,727
  Land acquisition and
    development ...................    2,513      5,583     12,357     14,363     16,866
  Land ............................    1,481      1,833      2,667     11,083     19,779
                                    --------   --------   --------   --------   --------
                                      42,058     36,055     46,985     56,618     65,700
                                    --------   --------   --------   --------   --------
Consumer:
  Home equity loans and second
    trusts ........................   66,558     55,972     41,445     33,608     38,012
  Other consumer ..................   37,252     18,166     14,336     10,902      7,484
                                    --------   --------   --------   --------   --------
                                     103,810     74,138     55,781     44,510     45,496
                                    --------   --------   --------   --------   --------
Corporate:
  Commercial real estate ..........   26,276     18,704     13,864     14,629     11,085
  Other corporate .................   15,854     14,087      6,937      6,699      7,338
                                    --------   --------   --------   --------   --------
                                      42,130     32,791     20,801     21,328     18,423
                                    --------   --------   --------   --------   --------
      Subtotal ....................  526,667    439,583    453,425    391,568    377,976

Net items:
  Deferred discounts and loan fees      (878)    (1,105)    (2,070)    (1,566)    (2,112)
  Undisbursed portion of
    construction loans ............  (21,567)   (18,415)   (16,268)   (10,356)   (11,137)
  Allowance for loan losses .......   (6,931)    (7,460)    (7,642)   (11,725)   (11,150)
                                    --------   --------   --------   --------   --------
Loans receivable, net ............. $497,291   $412,603   $427,445   $367,921   $353,577

     Adjustable-rate loans, one-step fixed-rate loans and fixed-rate loans amounted to $291.5 million, $94.9 million and $140.3 million, respectively, at December 31, 1996. The interest rate on one-step fixed-rate loans adjusts one time at the fifth or seventh anniversary of origination to a fixed amount over predetermined indices and remains at that revised rate for the remainder of the 25- or 23- year term, respectively.

     Loans to facilitate the sale of real estate owned at below-market rates, net of discounts, amounted to $14.0 million, $13.9 million, and $16.3 million at December 31, 1996, 1995 and 1994, respectively.

     At December 31, 1996, the Bank had recorded investments in impaired real estate loans totaling $5.0 million. The Bank had $.9 million of specific allowances for losses on such impaired loans. The average recorded investment in impaired real estate loans for the year ended December 31, 1996 was $4.9 million. The Bank recognized interest income of $.3 million on its impaired loans during the year ended December 31, 1996.

     The aggregate balances of loans greater than $60,000 (which are primarily residential mortgage loans) to any executive officer or director was $2.8 million and $1.7 million at December 31, 1996 and 1995, respectively. During 1996, $1.4 million was added and $.3 million was repaid.

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") significantly reduced the total amount of loans that savings institutions may make to a single or related group of borrowers. Under FIRREA, savings institutions may make loans to one borrower in an amount up to 15% of unimpaired capital and surplus on an unsecured basis and an additional amount up to 10% of unimpaired capital and surplus if the loan is secured by certain readily marketable collateral (which does not include real estate). Prior to FIRREA, the Bank's loans-to-one-borrower limit, for loans secured by real estate, equaled $38.3 million, which was its regulatory capital under the then-existing Federal Home Loan Bank Board regulations. Under FIRREA, the Bank's loans-to-one-borrower limit, for loans not secured by readily marketable collateral, is $6.8 million, based on unimpaired capital and surplus, as defined, as of December 31, 1996.

     At December 31, 1996, the Bank had loans to one borrower (totaling $10.3 million) in excess of the limits, which are grandfathered under the provisions of FIRREA. The Bank will not be able to lend additional amounts to this borrower for the foreseeable future.

     Nonaccrual loans and loans which are troubled debt restructurings, net, are summarized as follows at December 31:

                                       1996      1995      1994
                                       ----      ----      ----
Nonaccrual loans, net:
  Commercial land                     $   --    $   --    $9,349
  Commercial property                     --     1,327        --
  Residential properties                 554       315       171
  Other                                  416       186       359
                                      ------    ------    ------
                                      $  970    $1,828    $9,879
                                      ======    ======    ======

Troubled debt restructurings, net:
  Commercial land                     $   --    $2,575    $   --
  Commercial property                  3,942     2,900     2,813
                                      ------    ------    ------
                                      $3,942    $5,475    $2,813
                                      ======    ======    ======

     Interest income that would have been recorded under the original terms of such loans, and the interest actually recognized for the years ended December 31, are summarized as follows:

                                         1996       1995       1994
                                         ----       ----       ----
Interest income that would have been
  recognized                             $473       $878       $849
Interest income recognized                411        477        120
                                         ----       ----       ----
Interest income not recognized           $ 62       $401       $729
                                         ====       ====       ====

     The Bank is not committed to lend additional funds to debtors whose loans have been modified.

     An analysis of the allowance for loan losses follows for the years ended December 31:

Allowance for Loan Losses
                                    1996     1995     1994      1993      1992
                                    ----     ----     ----      ----      ----
Balance, January 1:
  Construction ................... $3,457   $4,979   $8,863   $ 9,613   $10,400
  Residential and commercial
    permanent ....................  3,254    2,177    2,320     1,141       631
  Corporate ......................    614      380      372       277       395
  Consumer .......................    135      106      170       119       156
                                   ------   ------   ------   -------   -------
                                    7,460    7,642   11,725    11,150    11,582
                                   ------   ------   ------   -------   -------
(Recoveries of) provisions for
  the year:
  Construction ...................   (584)  (1,522)  (1,363)     (112)     (241)
  Residential and commercial
    permanent ....................    416    1,153      522     1,180       413
  Corporate ......................     (3)     232      195       127       (22)
  Consumer .......................    265      109       11       134        19
                                   ------   ------   ------   -------   -------
                                       94      (28)    (635)    1,329       169
                                   ------   ------   ------   -------   -------
Charge-offs, net of recoveries,
  during the year:
  Construction ...................    565       --    2,521       638       546
  Residential and commercial
    permanent ....................     --       76      665         1       (97)
  Corporate ......................      1       (2)     187        32        96
  Consumer .......................     57       80       75        83        56
                                   ------   ------   ------   -------   -------
                                      623      154    3,448       754       601
                                   ------   ------   ------   -------   -------
Balance, December 31:
  Construction ...................  2,308    3,457    4,979     8,863     9,613
  Residential and commercial
    permanent ....................  3,670    3,254    2,177     2,320     1,141
  Corporate ......................    610      614      380       372       277
  Consumer .......................    343      135      106       170       119
                                   ------   ------   ------   -------   -------
                                   $6,931   $7,460   $7,642   $11,725   $11,150
                                   ======   ======   ======   =======   =======

     The unpaid principal balance of mortgage loans serviced for others is summarized as follows at December 31:

                                                  1996        1995        1994
                                                  ----        ----        ----
Mortgage loans underlying pass-through
  securities owned by the Company ............. $  8,634    $ 10,895    $18,465
Mortgage loans serviced for other investors ...  128,717     112,273     44,799
                                                --------    --------    -------
                                                $137,351    $123,168    $63,264
                                                ========    ========    =======

     Mortgage loans serviced for other investors are not included in the accompanying consolidated statements of financial condition.

(4)  Real Estate Owned, net

     Real estate owned, net, is summarized as follows at December 31:

                                                 1996                 1995
                                          ------------------   -----------------
                                                     No. of              No. of
                                          Amount    Projects   Amount   Projects
                                          ------    --------   ------   --------
Acquired in foreclosure or by deed in
  lieu of foreclosure:
     Residential land ..................  $    --      --      $ 5,326      2
     Residential construction ..........       --      --          728      1
     Residential properties ............      201       1          243      1
     Commercial land ...................   10,620       5        7,947      4
                                          -------     ---      -------    ---
                                           10,821       6       14,244      8
                                                      ===                 ===
    Less allowance for losses ..........   (1,049)                (975)
                                          -------              -------
                                          $ 9,772              $13,269
                                          =======              =======

     An analysis of the allowances for losses on real estate owned follows:

Balance at December 31, 1993 .....................  $ 3,790
  Provision for losses ...........................    1,338
  Charge-offs ....................................   (3,546)
                                                    -------
Balance at December 31, 1994 .....................    1,582
  Provision for losses ...........................      374
  Charge-offs ....................................     (981)
                                                    -------
Balance at December 31, 1995 .....................      975
  Provision for losses ...........................      101
  Charge-offs ....................................      (27)
                                                    -------
Balance at December 31, 1996 .....................  $ 1,049
                                                    =======

     (Gain) loss from real estate, net, for the years ended December 31 follows:

                                                     1996       1995     1994
                                                     ----       ----     ----
Provision for losses on real estate owned ........  $   101    $ 374    $1,338
Other costs of real estate .......................      611      437       377
(Gain) loss on sale of real estate owned .........   (1,028)    (712)      147
Profit from construction loans ...................       --       --       (52)
                                                    -------    -----    ------
                                                    $  (316)   $  99    $1,810
                                                    =======    =====    ======

(5)  Premises and Equipment, net

     Premises and equipment, net, are summarized as follows at December 31:

                                                       1996         1995
                                                       ----         ----
Land ...............................................  $   649      $   649
Office buildings ...................................    2,707        2,635
Furniture, fixtures and equipment ..................    3,559        5,697
Leasehold improvements .............................      604          538
                                                      -------      -------
                                                        7,519        9,519
Less accumulated depreciation and amortization .....   (4,069)      (6,650)
                                                      -------      -------
                                                      $ 3,450      $ 2,869
                                                      =======      =======

(6)  Deposit Accounts

     Deposit accounts are summarized, by type, as follows at December 31:

                                          1996                           1995
                              ---------------------------    ---------------------------
                              Weighted                %      Weighted                %
                              Average                 of     Average                 of
                               Rates      Amount    Total     Rates      Amount    Total
                              --------    ------    -----    --------    ------    -----
Commercial checking .........    --%     $ 17,201     3.2%      --%     $ 11,483     2.4%
Passbook and statement
  accounts ..................  2.97        29,651     5.5     3.04        31,194     6.4
Interest-bearing checking
  accounts ..................  2.47        33,778     6.3     2.32        38,103     7.8
Money market deposit
  accounts ..................  3.34        99,961    18.5     3.62        86,447    17.7
                                         --------   -----               --------   -----
     Total noncertificate
      accounts ..............             180,591    33.5                167,227    34.3
                                         --------   -----               --------   -----
Certificates of deposit:
  Seven-day to
    three-month .............  4.85         1,211      .2     4.72         2,077      .4
  Three-month to ten-year ...  5.59       322,643    59.9     5.48       298,080    61.2
  Negotiable rate ...........  5.63        34.452     6.4     6.07        19,713     4.1
                                         --------   -----               --------   -----
    Total certificates
      of deposit ............             358,306    66.5                319,870    65.7
                                         --------   -----               --------   -----
                                         $538,897   100.0%              $487,097   100.0%
                                         ========   =====               ========   =====

     At December 31, 1996, certificates of deposit included $21.4 million in 12-month certificates which allow a one-time penalty-free withdrawal of up to the certificate amount, $8.2 million in 24-month certificates whose interest rates automatically increase from 5.50% to 6.25% over the term of the certificates, $7.9 million in 24-, 36- and 48-month certificates whose interest rates automatically increase .25% on each annual anniversary and $31.0 million in 30-month certificates which allow three "step-up's" to the current interest rate without penalty.

     Certificate accounts mature as follows:

                                            December 31,
                      ---------------------------------------------------------
                       4.00%     4.01%-     6.01%-   8.01%-   1996       1995
                      or less    6.00%      8.00%    11.40%   Total      Total
                      ---------------------------------------------------------
Within 12 months      $   --    $240,226   $ 32,904   $320   $273,450  $183,498
13-24 months              --      29,129      7,847     10     36,986    87,276
25-36 months              --      10,451     22,113    126     32,690    17,204
37-48 months              --       7,334      1,582     --      8,916    25,514
49-60 months              --       2,282        955     --      3,237     2,504
Thereafter                --         211      2,816     --      3,027     3,874
                      ------    --------   --------   ----   --------  --------
  1996 total          $   --    $289,633   $ 68,217   $456   $358,306  $319,870
                      ======    ========   ========   ====   ========  ========
  1995 total          $1,802    $192,584   $124,733   $751   $319,870
                      ======    ========   ========   ====   ========

     Total certificates of deposit in excess of $100,000 were $32.6 million and $30.0 million at December 31, 1996 and 1995, respectively.

Interest expense, by type, for the years ended December 31 follows:

                                                1996       1995       1994
                                                ----       ----       ----
Passbook and statement accounts ............  $   919    $   985    $ 1,077
Interest-bearing checking accounts .........      883      1,019        835
Money market deposit accounts ..............    3,224      3,034      2,922
Certificates of deposit ....................   18,912     17,100     12,823
                                              -------    -------    -------
                                              $23,938    $22,138    $17,657
                                              =======    =======    =======

(7) Advances from the Federal Home Loan Bank of Atlanta

     Advances from the FHLB of Atlanta are summarized as follows at December 31:

                                                  1996    1995

Maturing during the year       Average                 Average
ending December 31,             Rate       Balance      Rate       Balance

1996 .......................      --%      $    --      5.13%      $27,640
1997 .......................    6.95         2,500      5.12        10,000
1998 .......................    6.03        26,500      6.21        22,500
1999 .......................    6.19         8,800        --            --
2000 .......................    6.74         9,000      6.97        14,000
2001 .......................    5.49        19,000        --            --
2002 .......................    7.57         6,000      8.48         1,000
2003 .......................    5.89         3,000        --            --
                                           -------                 -------
                                           $74,800                 $75,140
                                           =======                 =======

     At December 31, 1996, advances amounting to $2.5 million reprice daily based on the overnight Federal funds rate.

     The following table sets forth certain information as to the Company's short-term advances for the years ended December 31.


Short-Term Advances                                1996       1995       1994
                                                   ----       ----       ----
Highest month-end balances ...................... $23,590    $43,640    $31,550
Average month-end balances ......................  14,139     33,013     19,615
Weighted average interest rate at year-end ......    6.95%      5.13%      6.17%
Weighted average interest rate during the year ..    5.22       5.63       4.95

     At December 31, 1996, the following assets were pledged as collateral under a blanket floating lien collateral agreement to secure the advances from the FHLB of Atlanta: all stock in the FHLB of Atlanta; mortgage-backed securities with carrying values, including accrued interest receivable, of $22.7 million and fair values of $23.0 million; and residential mortgage loans with aggregate principal balances totaling $207.5 million. The Bank is required to be a member of the Federal Home Loan Bank System and to maintain an investment in the stock of the FHLB of Atlanta at least equal to the greater of 1% of the unpaid principal balance of its residential mortgage loans, 1% of 30% of its total assets, or 1/20th of its outstanding advances from the FHLB of Atlanta.

(8)  Other Borrowed Money

     The Bank enters into sales of securities under agreements to repurchase the same securities. Fixed-coupon reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities, and the broker retains possession of the securities collateralizing the reverse repurchase agreements. Other borrowed money at December 31, 1996 amounted to $24.2 million and was comprised of reverse repurchase agreements with weighted average interest rates of 6.04% collaterized by securities with carrying values, including accrued interest receivable, totaling $25.1 million and fair values totaling $24.8 million which mature within three years. There was no other borrowed money at December 31, 1995 or 1994.

     The maximum amount of reverse repurchase agreements outstanding at any month-end during the year ended December 31, 1996 was $24.2 million. The average amount of outstanding reverse repurchase agreements for the year ended December 31, 1996 was $8.7 million. The weighted average interest rate on these agreements during the year ended December 31, 1996 was 6.14%.

(9)  Income Taxes

     The provision (benefit) for income taxes for the years ended December 31 is summarized as follows:

                             1996        1995       1994
                             ----        ----       ----
Current:
  Federal ................  $  350     $ 2,686     $ (100)
  State ..................      57         582         88
                            ------     -------     ------
                               407       3,268        (12)
                            ------     -------     ------
Deferred:
  Federal ................     943      (1,093)     1,426
  State ..................     264        (189)       283
                            ------     -------     ------
                             1,207      (1,282)     1,709
                            ------     -------     ------
                            $1,614     $ 1,986     $1,697
                            ======     =======     ======
                                                                              27

     A reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate for the years ended December 31 follows:

                                                    Percent of Pretax Income
                                                    -------------------------
                                                    1996       1995      1994
                                                    ----       ----      ----
Statutory Federal income tax rate ................  34.0%      34.0%     34.0%
State income taxes, net of Federal income tax
  benefit ........................................   3.7        4.3       5.0
Change in valuation allowance for deferred
  tax assets allocated to income tax expense .....    --       (3.2)     (5.6)
Other ............................................  (4.0)      (2.5)     (1.6)
                                                    ----       ----      ----
Effective tax rates ..............................  33.7%      32.6%     31.8%
                                                    ====       ====      ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                       1996       1995
                                                       ----       ----
Deferred tax assets:
  Loss reserves on loans and real estate owned .....  $2,698     $2,888
  Deferred interest ................................     236      1,077
  Other ............................................     588        678
                                                      ------     ------
    Total gross deferred tax assets ................   3,522      4,643
    Less valuation allowance .......................    (267)      (267)
                                                      ------     ------
    Net deferred tax assets ........................   3,255      4,376
                                                      ------     ------
Deferred tax liabilities:
  Loan fees ........................................   1,405      1,106
  FHLB of Atlanta stock dividends ..................     286        433
  Prepaid deductions ...............................     137        199
  Taxes on unrealized net holding gains ............     (54)       218
  Other ............................................      89         92
                                                      ------     ------
    Total gross deferred tax liabilities ...........   1,863      2,048
                                                      ------     ------
    Net deferred tax assets ........................  $1,392     $2,328
                                                      ======     ======

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

(10) Capital Requirements

     The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Savings institutions are currently required to maintain: (i) "core capital" of at least 4.0% of adjusted total assets (under the Office of Thrift Supervision ("OTS") prompt corrective action regulations), (ii) "tangible capital" of at least 1.5% of adjusted total assets, and (iii) "risk-based capital" of at least 8.0% of risk-weighted assets. At June 30, 1991, the Bank met the core and tangible capital requirements but not the then-applicable 7.2% risk-based capital requirement. Accordingly, pursuant to applicable Federal regulations, the Bank filed a capital restoration plan with the OTS in September 1991, which was approved on December 12, 1991. In connection with OTS' approval of the Bank's capital plan, the Bank agreed to the issuance by the OTS of a capital directive requiring that the Bank meet all applicable capital requirements by December 31, 1992, which was subsequently extended to June 30, 1993. The Bank met all applicable regulatory capital requirements at December 31, 1992. On May 17, 1993, the OTS released the Bank from the capital directive but required that the Bank continue to operate in accordance with its capital plan. The capital plan approved by the OTS in December 1991 covered the period ending on June 30, 1994. The Bank filed an amended capital plan which was approved by the OTS. On February 23, 1996, as a result of Citizens' continued capital compliance and improved condition, the OTS notified the Bank that it is no longer subject to a capital plan.

     On December 12, 1991, the Bank also entered into a supervisory agreement with the OTS as a result of the Bank's high level of classified assets. The Bank also agreed to additional reporting requirements and to continue to maintain general valuation allowances on assets of at least $8.5 million. Based on the progress that the Bank made in reducing its level of classified assets, the OTS terminated the minimum general valuation allowance requirement on March 3, 1994. On July 29, 1994, the OTS released the Bank from the supervisory agreement in light of the continued improvement in the Bank's asset quality.

     In August 1993, the OTS issued a final rule which adds an interest-rate-risk ("IRR") component to its risk-based capital rule. Under the rule, savings institutions with greater than normal interest rate exposure would be required to deduct from risk-based capital one-half of the difference between the institution's actual measured exposure and the normal level of exposure. The amount to be deducted would be provided by OTS. The OTS has indefinitely delayed implementation of the final rule. Based on financial data as of December 31, 1996, management believes that compliance with the new IRR would not have had a material impact on the Bank's risk-based capital position at that date.

     Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each Federal banking agency is required to establish, by regulation, for each capital measure, the levels at which an insured institution is "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". The Federal banking agencies are required to take prompt corrective action with respect to savings institutions that fall below minimum capital standards. The degree of regulatory intervention mandated by FDICIA is tied to a savings institution's capital category, with increasing scrutiny and more stringent restrictions being imposed as an institution's capital declines. The prompt corrective actions specified by FDICIA for "undercapitalized" institutions include increased monitoring and periodic review of capital compliance efforts, a requirement to submit a capital plan, prohibitions on the payment of dividends and management fees, restrictions on total asset growth, and limitations on certain new activities (such as opening new branch offices and engaging in acquisitions and new lines of business) without OTS approval. The OTS may appoint a conservator or receiver for critically undercapitalized institutions.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted total assets (as defined). At December 31, 1996, the Bank had a leverage (tangible) ratio of 5.9%, a ratio of core capital to risk-weighted assets of 9.2% and total risk-based capital ratio of 10.4% and was considered "well capitalized".

                                                                               To Be Well
                                                                            Capitalized Under
                                                          For Capital       Prompt Corrective
                                         Actual        Adequacy Purposes:   Action Provisions:
                                     ---------------   ------------------   ------------------
                                     Amount    Ratio     Amount    Ratio     Amount    Ratio
                                     ------    -----     ------    -----     ------    -----
As of December 31, 1996:
  Total Capital
    (to risk-weighted assets) ..... $45,875    10.4%    *$35,396   *8.0%    *$44,245   *10.0%
Tier 1 Capital
    (to risk-weighted assets) ..... $40,619     9.2%    *$17,698   *4.0%    *$26,547   * 6.0%
  Tier 1 Capital
    (to adjusted total assets) .... $40,619     5.9%    *$27,474   *4.0%    *$34,343   * 5.0%

As of December 31, 1995:
  Total Capital
    (to risk-weighted assets) ..... $42,005    10.9%    *$30,741   *8.0%    *$38,426   *10.0%
  Tier 1 Capital
    (to risk-weighted assets) ..... $37,190     9.7%    *$15,370   *4.0%    *$23,056   * 6.0%
  Tier 1 Capital
    (to adjusted total assets) .... $37,190     6.1%    *$24,293   *4.0%    *$30,366   * 5.0%

----------
* Greater than or equal to amount shown.

     Legislation enacted in 1996 contemplates the merger of the SAIF with the Bank Insurance Fund, which generally insures deposits in national and state-chartered banks. The combined deposit insurance fund, which will be formed no earlier than January 1, 1999, will insure deposits at all FDIC-insured depository institutions. As a condition to the combined insurance fund, however, no insured depository institution can be chartered as a savings association. The Secretary of the Treasury is required to report to the Congress no later than March 31, 1997 with respect to the development of a common charter for all insured depository institutions. If legislation with respect to the development of a common charter is enacted, the Bank may be required to convert its Federal charter to either a new Federal type of bank charter or state depository institution charter. Future legislation also may result in the Company becoming regulated as a bank holding company by the Federal Reserve Board rather than a savings and loan holding company regulated by the OTS. Regulation by the Federal Reserve Board could subject the Company to capital requirements that are not currently applicable to the Company as a holding company under OTS regulation and may result in statutory limitations on the type of business activities in which the Company may engage at the holding company level, which business activities currently are not restricted. The Company and the Bank are unable to predict whether such legislation will be enacted.

(11) Employee Benefit Plans and Director Retirement Plan

     The Company's defined benefit pension plan covers substantially all of its employees. Employees are fully vested after five years of service. Benefits are calculated based on 1% of final average earnings, adjusted for years of service. The Company makes annual contributions to the plan in accordance with actuarial computations made by an independent actuary.

The following table sets forth the plan's funded status at December 31.

                                                              1996        1995
                                                              ----        ----
Actuarial present value of benefit obligation:
  Accumulated benefit obligation ........................... $(2,063)   $(1,827)
  Vested benefit obligation ................................  (1,784)    (1,699)
                                                             =======    =======
Projected benefit obligation for service rendered to date .. $(2,958)   $(2,343)
Plan assets at fair value, primarily listed stocks and
  U.S. Bonds ...............................................    3005      2,771
                                                             -------    -------
Funded status ..............................................      47        428
Balance of unrecognized net loss from past experience
  different from that assumed and effects of changes in
  assumptions ..............................................     670        499
Prior service cost not yet recognized in net periodic
  pension cost .............................................    (664)      (735)
Balance of unrecognized net obligation at January 1,
  1987, being recognized over 18 years .....................    (172)      (194)
                                                             -------    -------
Accrued pension cost included in accounts payable and
  accrued expenses ......................................... $  (119)   $    (2)
                                                             =======    =======

     Net periodic pension cost (benefit) included the following components:

                                                        Year ended December 31,
                                                        -----------------------
                                                         1996     1995     1994
                                                         ----     ----     ----
Service cost - benefit earned during the period ......  $ 221    $ 141    $ 207
Interest cost on projected benefit obligation ........    192      155      176
Actual return on plan assets .........................   (272)    (152)    (164)
Net amortization and deferral ........................    (23)    (150)     (58)
                                                        -----    -----    -----
Net periodic pension cost (benefit) ..................  $ 118    $  (6)   $ 161
                                                        =====    =====    =====

     For 1996, the weighted average discount rate used in determining the present value of the projected benefit obligation was 7.5%, compared with 7.5% for 1995 and 8.0% for 1994. The weighted average expected long-term rate of return on assets and rate of increase on future compensation levels was 8.5% and 4.5%, respectively, for all three years.

     During 1990, the Company implemented a 401(k) plan for all employees which provides for an employer match of at least 25% on an employee's contribution of up to 6% of the employee's salary. The employer match may be doubled if certain targets are met. The Company's contributions to the 401(k) plan were $120,000, $107,000 and $59,000 in 1996, 1995 and 1994, respectively. Employees are fully vested in the employer match after three years of service.

     During 1994, the Company and the Bank implemented a directors' retirement plan. The Company assumed the Bank's obligations under such plan in 1995. Eligible directors will receive an annual payment equal to the annual retainer in effect at the time of their retirement for the highest position attained by the director. Such payments are reduced by any payments received under the Bank's defined benefit plan and are payable for a period, based on years of service, not to exceed ten years. Persons who served as directors at the time the plan was adopted are entitled to retirement payments for ten years, notwithstanding their actual length of service. A director is eligible for retirement when he: (i) fails to be renominated by reason of age, (ii) resigns by reason of physical or other disability, (iii) resigns or determines not to stand for reelection after attaining the age of 65 or older, (iv) dies while serving as a director of the Company or the Bank, (v) resigns or retires in the event that continued service becomes prohibited under the Depository Institution Management Interlocks Act, or (vi) ceases to be a director in connection with a "change in control" (as defined under OTS regulations). A retirement by reason of death entitles the director's beneficiary or estate to receive the payments which would have otherwise been made to the deceased director. The directors' retirement plan is not funded. Expense is accrued annually over the period to eligibility. A 7% discount rate was used to determine the $87,000 accruals for 1996 and 1995.

     Effective January 1, 1996, directors of the Company and the Bank are permitted to defer all or a portion of their director and committee fees until they cease to be directors, at which time the director may elect to receive the deferred balance in either a lump sum payment or over ten years. Interest on the deferred amounts will be credited annually. Directors currently receive fees only for attending meetings of the Board of Directors of the Bank or committees thereof. In the event of a director's death, if life insurance is obtained on the life of any director, the plan also provides for a death benefit equal to a projected benefit based on the director's deferral balance and projected further deferrals until age 65. If life insurance is not obtained, the benefit equals the director's deferral balance at his death. The Bank has purchased life insurance on the lives of three of the participating directors.

     Effective March 7, 1996, the Bank and First Citizens Mortgage Corporation ("FCMC") entered into supplemental retirement agreements for the benefit of the presidents of the respective companies. Under terms of the agreements, the presidents will receive annual payments of 70% and 60%, respectively, of their final annual cash compensation, less amounts payable to them under the Company's retirement plans, for the longer of 15 years or life commencing following their retirement after age 65. If employment is terminated for other than "cause" before attaining age 65, the presidents will receive prorated benefits under these agreements. The agreements are not funded.

(12) Commitments

     The Bank leases certain offices under long-term operating lease agreements. Rent expense on operating leases was $.9 million, $.7 million and $.5 million for the years ended December 31, 1996, 1995 and 1994, respectively. Rental income from subleases was $68,000, $29,000 and $71,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Future minimum annual rental commitments under these leases are summarized as follows:

                        1997 ................... $1,537
                        1998 ...................    889
                        1999 ...................    840
                        2000 ...................    596
                        2001 - 2003 ............    196
                                                 ------
                        Total .................. $4,058
                                                 ======

     The above minimum rental commitments have not been reduced by minimum sublease rentals of $.2 million due in the future under noncancelable subleases.

     The Bank had outstanding loan origination commitments aggregating $16.8 million and $21.2 million at December 31, 1996 and 1995, respectively, primarily for variable-rate commitments, all of which expire within 90 days.

     The Bank had commitments to sell loans totaling $2.4 million and $3.7 million at December 31, 1996 and 1995, respectively.

     The Bank had outstanding commitments to fund letters of credit of $8.3 million and $7.2 million and unused lines of credit, primarily on home equity loans, of $55.6 million and $49.0 million at December 31, 1996 and 1995, respectively.

     Some of the loans that FCMC sells on a servicing-released basis are sold with recourse. Generally, the recourse provisions relate to loans where the borrower becomes delinquent during the first three to six months after settlement. FCMC has never been required to repurchase any loan it has sold. At December 31, 1996, loans sold with recourse amounted to $4.1 million.

     At December 31, 1996, the Company was involved in various claims and legal actions arising in its business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting with the Company's legal counsel, the ultimate disposition of these matters is not expected to have a material adverse impact on the Company's consolidated financial condition or results of operations.

(13) Common Stock

     On December 24, 1986, when the Bank converted from a mutual form of Federal savings bank to a stock form of Federal savings bank, it established a "Liquidation Account" in an amount equal to its regulatory capital as of June 30, 1986. The Bank may not declare or pay a cash dividend on or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below either the amount required for the liquidation account or the capital requirements imposed by the OTS. The liquidation account amounted to $.3 million at December 31, 1996.

     The OTS has adopted a regulation that establishes uniform treatment for all capital distributions by savings associations (including dividends, stock repurchases and cash-out mergers). The regulation establishes three tiers of institutions for purposes of determining the level of dividends that can be paid. Institutions that either before or after a proposed capital distribution fail to meet their then-applicable minimum capital requirements may not make any capital distributions, except with prior OTS approval. OTS regulations require SAIF-insured institutions owned by holding companies to give the OTS 30 days' advance notice of any proposed declaration of dividends.

     Under Delaware law, First Citizens Financial may pay dividends out of surplus, or in the event there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends may not be paid out of net profits, however, if the capital of First Citizens Financial has been diminished to an amount less than the aggregate amount of capital represented by all classes of preferred stock.

     Net income per share of common stock for 1996, 1995 and 1994 was computed by dividing net income by 3,195,716; 3,171,484 and 3,112,014, respectively, the weighted average number of shares of common stock outstanding for each year (as adjusted for all stock dividends). Outstanding shares also include common stock equivalents which consist of outstanding stock options, if such options are dilutive. The Company has not separately reported fully diluted earnings per share as it is not materially different from earnings per share.

     At December 31, 1996, the Company had three stock-based compensation plans that provide for the grant of stock options to directors and/or officers and key employees of the Company and its subsidiary at prices at least equal to the market value at the date of grant. The maximum term of all options granted under the plans is ten years and vesting occurs either immediately or over a period of up to five years. A total of 644,586 shares of Company common stock were reserved for issuance at December 31, 1996.

     The Company calculates the fair value of its stock options granted after December 31, 1994 in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the stated net income and earnings per share in the Consolidated Statements of Income, in addition to the proforma net income and earnings per share reflecting the compensation costs for stock options granted in 1996 and 1995, are disclosed in the table below.

                                                     1996       1995
                                                     ----       ----
Net income:
  As reported ....................................  $3,168     $4,107
  Proforma .......................................   2,628      3,572
Earnings per share:
  As reported ....................................     .99       1.29
  Proforma .......................................     .82       1.13
Weighted-average assumptions:
  Expected lives (years) .........................   10.00      10.00
  Risk-free interest rate (%) ....................    6.60       6.35
  Expected volatility (%) ........................   48.93      50.90
  Expected dividends (annual per share) ..........      --         --

     The Company did not record any compensation costs in 1996 or 1995 relating to any of its stock option plans. In addition, no significant modifications to the plans were made during the periods. The fair values of the stock options granted in 1996 and 1995 used to determine the proforma impact of the options to compensation expense, and thus, net income and earnings per share, were based on the Black-Scholes option pricing model for each grant made in 1996 and 1995, using the key assumptions detailed above.

     Compensation cost charged against historical net income in the above table was increased by the fair value of stock-based compensation grants. The pre-tax adjustments amounted to $814,067 and $793,281 for the years ended 1996 and 1995, respectively. During the initial phase-in period, the effects of applying SFAS No. 123 to historical net income to provide proforma disclosures are not likely to be representative of the effects on reported net income for future years because options vest over several years and additional grants generally are made each year.

     A summary of the status of the Company's three fixed stock option plans as of December 31, 1996 and 1995, respectively, and changes during the years ended on those dates is presented below. Average prices and shares subject to options have been adjusted to reflect stock dividends.

                                             1996                   1995
                                     -------------------    -------------------
                                                Weighted               Weighted
                                                Average                Average
                                                Exercise               Exercise
                                     Shares      Price      Shares      Price
                                     -------    --------    -------    --------
Outstanding at beginning of year ... 518,112     $ 7.40     448,586     $ 4.80
Granted ............................  76,200      18.01     119,305      16.08
Exercised .......................... (45,690)      5.71     (49,779)      3.07
Forfeited ..........................  (4,036)     14.89          --         --
Expired ............................  (4,837)      7.07          --         --
                                     -------                -------
Outstanding at December 31 ......... 539,749       8.99     518,112       7.40
                                     =======                =======
Options exercisable at December 31 . 487,340                412,838
Weighted average fair value of
  options granted during the
  period ........................... $ 11.12                $ 10.05

     The following table summarizes information about fixed stock options outstanding at December 31, 1996.

                                 Options Outstanding                       Options Exercisable
                  -------------------------------------------------   ------------------------------
    Range of         Number        Remaining       Weighted Average     Number      Weighted Average
Exercise Prices   Outstanding   Contractual Life    Exercise Price    Exercisable    Exercise Price
---------------   -----------   ----------------   ----------------   -----------   ----------------
                                     (Years)
 $ 1.32 - 1.33      126,128            5.1              $ 1.32          126,128          $ 1.32
   3.38 - 3.39       39,615            5.9                3.38           39,615            3.38
   5.17 - 5.72        6,294            2.2                5.44            6,294            5.44
   6.00             102,880            6.1                6.00          102,880            6.00
  10.23 -10.95       68,365            7.4               10.55           54,918           10.45
  11.36              12,100            8.1               11.36            6,720           11.36
  13.74 -13.85        8,148            7.8               13.77            4,518           13.79
  15.68 -15.70       96,274            8.9               15.68           77,956           15.68
  16.00 -16.37        6,895            8.9               16.27            5,345           16.33
  17.625-17.75       10,050            9.4               17.70            4,633           17.72
  18.00 -18.125      60,000           10.0               18.12           57,333           18.12
  19.00               3,000            9.8               19.00            1,000           19.00
                    -------                                             -------
                    539,749                                             487,340
                    =======                                             =======


     There were 59 option holders at December 31, 1996. Options exercised during 1996 had exercise prices ranging from $1.32 to $17.25. Options expired during 1996 had exercise prices ranging from $5.72 to $17.25. Closing price of the Company's stock at December 31, 1996 was $18.25 per share.

(14) Financial Instruments with Off Balance Sheet Risk

     The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. These instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

     Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument failed to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

     Financial instruments whose contract amounts represent potential credit risk at December 31, 1996 follow:

                                     Contractual
                                        Amount
                                     -----------
Commitments to extend credit .......   $16,791
Standby letters of credit ..........     8,300
Loans sold with recourse ...........     4,093
Unused lines of credit .............    55,570

     At December 31, 1996, the Bank did not have any financial instruments whose contractual amounts exceeded the amount of credit risk.

     The Bank evaluates each customer's creditworthiness on a case-by-case basis and requires collateral to support financial instruments when deemed necessary. The amount of collateral obtained upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include: real estate; deposits held by the Bank; marketable securities; accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties.

     Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments usually have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of the contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations. The Bank's current policy requires collateral supporting these commitments.

     Loans sold with recourse were sold by FCMC on a servicing-released basis. Generally, the recourse provisions relate to loans where the borrower becomes delinquent during the first three to six months after settlement. FCMC has never been required to repurchase any loan it has sold.

(15) Significant Group Concentrations of Credit Risk

     Most of the Bank's business activity is with customers located in Central Maryland, Northern Virginia and the District of Columbia. In addition, most of the real estate owned and nonaccrual loans are located in these same markets. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio, which primarily consists of real estate loans (see note 3), and the recovery of a substantial portion of the carrying amount of real estate owned are susceptible to changes in conditions in these markets.

(16) Related Party Transactions

     During 1994, a senior attorney of the law firm that serves as the Company's general counsel was elected chairman of the Board of Directors. The Company paid $.4 million, $.4 million and $.3 million in legal and related fees to his law firm during 1996, 1995 and 1994, respectively. Additionally, the Company received $14,000 during 1995 and $56,000 during 1994 in rent from the law firm. The lease to the law firm was converted to a month-to-month lease during 1994 and was terminated in 1995. During 1996 and 1994, the Company paid $16,000 and $85,000, respectively, to a company owned by one of its directors for construction work at one of the real estate owned properties. The contract was awarded based on competitive bids. During 1996, the Company paid $11,000 to a company in which one of its directors is a corporate officer for commissions on a sub-lease on a branch office. Another of the Company's directors owned an insurance agency which was awarded several of the Company's insurance policies in 1994 through 1996. Such awards were based on competitive bids.

(17) Disclosures About the Fair Value of Financial Instruments

     Fair value information which pertains to the Company's financial instruments is based on the requirements set forth in SFAS No. 107, Disclosures About Fair Value of Financial Instruments, and does not purport to represent the aggregate net fair value of the Company. Much of the information used to determine fair value is highly subjective and judgmental in nature and, therefore, the results may not be precise. The subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amount which will actually be realized or paid upon settlement or maturity could be significantly different.

     The estimated fair value of financial instruments is summarized as follows at December 31:
                                               1996                 1995
                                       -------------------  -------------------
                                                 Estimated            Estimated
                                       Carrying     Fair    Carrying     Fair
                                        Value      Value     Value      Value
                                       --------  ---------  --------  ---------
Assets
  Cash and interest-bearing deposits.. $ 16,342   $ 16,342  $ 15,711   $ 15,711
  Investment securities ..............  137,422    138,175   115,813    116,169
  Loans receivable ...................  493,879    509,665   405,316    407,043
  Loans held for sale ................    8,801      9,200    34,921     35,743
  Excess servicing ...................       70         70        98         98
  Other assets .......................    5,496      5,496     5,696      5,696
Liabilities
  Deposit accounts ...................  538,897    540,269   487,097    490,088
  Advances from FHLB of Atlanta
    and other borrowings .............   99,038     99,041    75,140     76,032
  Other liabilities ..................    3,630      3,630     2,922      2,922
Off balance sheet instruments
  Commitments to extend credit .......       --        168        --        228
  Standby letters of credit ..........       --         83        --         72

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents -- For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the short maturity of these instruments.

     Investment securities -- Fair values for these securities are based on prices published in financial newspapers or bid quotations received from securities dealers.

     Loans receivable and loans held for sale -- For homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. It was not practicable to estimate the fair value of nonperforming and restructured loans with carrying values of $4.9 million and $7.3 million at December 31, 1996 and 1995, respectively, because it was not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans. The Bank will not share in any appreciation on these loans because the maximum it can collect is the principal balance outstanding and delinquent or deferred interest due.

     Excess servicing -- The fair value of excess servicing is determined based on the estimated discounted net cash flows to be received, adjusted for anticipated prepayment less normal servicing costs.

     Other assets -- The estimated fair value of other assets, which primarily include accrued interest receivable and miscellaneous receivables from customers and tenants of real estate owned properties, approximates the carrying value due to the short maturity of these instruments.

     Deposit accounts -- The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     Advances from FHLB of Atlanta and other borrowings -- The fair value of existing debt is based on published market rates for similar issues or on rates currently available from brokers for debt with similar terms and remaining maturities.

     Other liabilities -- The estimated fair value of other liabilities, which primarily include accrued interest payable and trade accounts payable, approximates the carrying value due to the short maturity of these instruments.

     Off balance sheet instruments -- The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements.

(18) Condensed Financial Information (Parent Company Only)

Statements of Financial Condition

                                                              December 31,
                                                         ----------------------
                                                          1996            1995
                                                          ----            ----
Assets
  Cash ................................................. $ 1,301        $ 1,136
  Equity in net assets of subsidiary ...................  40,534         37,706
  Income taxes recoverable .............................      91            152
  Deferred income taxes ................................     116              7
  Other assets .........................................      --              2
                                                         -------        -------
                                                         $42,042        $39,003
                                                         =======        =======

Liabilities - Accounts payable and accrued expenses .... $   425        $   362
                                                         -------        -------
Stockholders' equity
  Preferred stock ......................................      --             --
  Common stock .........................................      29             26
  Additional paid-in capital ...........................  27,307         22,297
  Retained earnings ....................................  14,367         15,970
  Unrealized net holding (losses) gains on investment
    securities available-for-sale, net of taxes ........     (86)           348
                                                         -------        -------
        Total stockholders' equity .....................  41,617         38,641
                                                         -------        -------
                                                         $42,042        $39,003
                                                         =======        =======

Statements of Income

                                                   Year ended December 31,
                                                 ----------------------------
                                                  1996       1995       1994
                                                  ----       ----       ----
Interest income ................................ $   39     $   34     $   41
Noninterest expense ............................    180        443        153
                                                 ------     ------     ------
Loss before equity in net income of
  subsidiary ...................................   (141)      (409)      (112)
Equity in net income of subsidiary .............  3,261      4,377      3,709
                                                 ------     ------     ------
Income before income tax benefit ...............  3,120      3,968      3,597
Income tax benefit .............................     48        139         38
                                                 ------     ------     ------
Net income ..................................... $3,168     $4,107     $3,635
                                                 ======     ======     ======

Statements of Cash Flows

                                                   Year ended December 31,
                                                 ----------------------------
                                                  1996       1995       1994
                                                  ----       ----       ----
Operating activities
Net income ..................................... $3,168     $4,107     $3,635
Adjustments to reconcile net income to
  net cash provided by (used in)
  operating activities:
    Equity in net income of subsidiary ......... (3,261)    (4,377)    (3,709)
    (Increase) decrease in income
      taxes recoverable ........................     61       (114)       (37)
    (Increase) in deferred income taxes ........   (109)        (7)        --
    (Increase) decrease in other assets ........      2        254       (245)
    Increase  in accounts payable and
      accrued expenses .........................     63        217         35
    Other ......................................     (1)        --         --
                                                 ------     ------     ------
      Net cash (used in) provided by
        operating activities ...................    (77)        80       (321)

Financing activities
  Net proceeds from exercise of common
    stock options ..............................    248        157         35
  Other ........................................     (6)        (7)        (5)
                                                 ------     ------     ------
  Net cash provided by financing activities ....    242        150         30
                                                 ------     ------     ------
    Increase (decrease) in cash ................    165        230       (291)
    Cash at beginning of period ................  1,136        906      1,197
                                                 ------     ------     ------
    Cash at end of period ...................... $1,301     $1,136     $  906
                                                 ======     ======     ======

     The primary activity of First Citizens Financial is that of a unitary savings bank holding company. See note 13 for regulatory restrictions on payments of dividends by the Bank to First Citizens Financial. The Company's expenses primarily consist of certain stockholder-related expenses.

(19) Subsequent Event

     On March 10, 1997, the Company and Provident Bankshares Corporation entered into a definitive merger agreement whereby the Company will merge into Provident Bankshares Corporation, and each First Citizens share converted into .73 shares of Provident common stock, subject to adjustments and certain circumstances. The transaction, expected to be finalized in the third quarter of 1997, is subject to various regulatory approvals.

Report of Independent Public Accountants

The Board of Directors and Stockholders
First Citizens Financial Corporation
Gaithersburg, Maryland

     We have audited the accompanying consolidated statements of financial condition of First Citizens Financial Corporation (a Delaware Corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Corporation and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

     As discussed in Note 1, effective January 1, 1995, the Company changed its method of accounting for impaired loans.

                            /s/ Arthur Andersen LLP

Washington, D.C.
January 22, 1997, except with respect to
Note 19 as to which the date is March 10, 1997

--------------------------------------------------------------------------------

Independent Auditors' Report

The Board of Directors and Stockholders
First Citizens Financial Corporation
Gaithersburg, Maryland

     We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of First Citizens Financial Corporation and subsidiary for the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of First Citizens Financial Corporation and subsidiary for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                      /s/  KPMG Peat Marwick LLP

Washington, D.C.
February 3, 1995

Report of Management

     The management of First Citizens Financial Corporation (the "Company") is responsible for the preparation, the integrity and the objectivity of these consolidated financial statements. The consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles and, in the judgment of management, present fairly the Company's financial position and results of operations. The financial information contained elsewhere in this report is consistent with that in the financial statements. The financial statements and other financial information in this report include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

     The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

     The Internal Audit Department of the Company reviews, evaluates, monitors and makes recommendations on both administrative and accounting control, and acts as an integral, but independent, part of the system of internal controls.

     The Company's independent accountants were engaged to perform an audit of the consolidated financial statements. This audit provides an objective review of management's responsibility to report operating results and financial condition. Working with the Company's internal auditors, they review and make tests as appropriate of the data included in the financial statements.

     The Board of Directors discharges its responsibility for the Company's financial statements through its Audit Committee. The Audit Committee meets periodically with the independent accountants, internal auditors and management. Both the independent accountants and internal auditors have direct access to the Audit Committee to discuss the scope and results of their work, the adequacy of internal accounting controls and the quality of financial reporting.

/s/ Herbert W. Jorgensen                     /s/ William C. Scott
------------------------------               ------------------------------
Herbert W. Jorgensen                         William C. Scott
Chairman of the Board and                    Senior Vice President and
  Chief Executive Officer                      Chief Financial Officer
--------------------------------------------------------------------------------
Selected Quarterly Financial Data (unaudited)

Condensed quarterly financial data for the years ended December 31, 1996 and 1995 follows:

(Dollars in thousands except per share data)

                                                                       Three Months Ended
                               ---------------------------------------------------------------------------------------------------
                               December 31,  September 30,  June 30,  March 31,  December 31,  September 30,  June 30,   March 31,
                                   1996          1996         1996      1996         1995          1995         1995       1995
                               ------------  -------------  --------  ---------  ------------  -------------  --------   ---------
Total interest income .........   $12,795       $12,247      $11,636   $11,407      $11,312       $10,999      $10,755    $10,397
Total interest expense ........     7,774         7,336        7,063     6,997        6,940         6,658        6,326      5,816
                                  -------       -------      -------   -------      -------       -------      -------    -------
  Net interest income .........     5,021         4,911        4,573     4,410        4,372         4,341        4,429      4,581
(Recovery of) provision for
   loan losses ................       (55)            1           --       148         (230)          (48)         100        150
                                  -------       -------      -------   -------      -------       -------      -------    -------
  Net interest income after
     (recovery of) provision
     for loan losses ..........     5,076         4,910        4,573     4,262        4,602         4,389        4,329      4,431
Other income ..................       678           629          860     1,351          733           766          606        538
(Gain) loss from real
  estate, net .................      (346)          (45)        (129)      204          (62)           42          (52)       171
Federal insurance fund
  recapitalization ............        --         3,029           --        --           --            --           --         --
Other operating expense .......     3,896         3,466        3,702     3,780        3,591         3,472        3,716      3,423
                                  -------       -------      -------   -------      -------       -------      -------    -------
  Income (loss) before
    income taxes ..............     2,204          (911)       1,860     1,629        1,806         1,641        1,271      1,375
Provision (benefit) for
  income taxes ................       758          (406)         711       551          644           597          317        428
                                  -------       -------      -------   -------      -------       -------      -------    -------
Net income (loss) .............   $ 1,446       $  (505)     $ 1,149   $ 1,078      $ 1,162       $ 1,044      $   954    $   947
                                  =======       =======      =======   =======      =======       =======      =======    =======
Earnings per common and
  common equivalent share .....   $   .45       $  (.16)     $   .36   $   .34(a)   $   .36(a)    $   .33(a)   $   .30(a) $   .30(a)

(a)  Adjusted for a 10% stock dividend distributed June 3, 1996.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities
  Exchange Act of 1934
For the fiscal year ended December 31, 1996
Commission file number 0-17912

First Citizens Financial Corporation
22 Firstfield Road
Gaithersburg, Maryland 20878
(301) 527-2400
Incorporated in the State of Delaware
IRS Employer Identification Number 52-1638667

Securities registered pursuant to Section 12(b) of the Act: (Not applicable)

Securities registered pursuant to Section 12(g) of the Act: Common Stock,
 $.01 par value

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes X           No
                                   ---            ---

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

     The aggregate market value of the voting stock held by non-affiliates of the Registrant as of March 7, 1997 was $53,570,772.

     At March 7, 1997, the Registrant had 2,943,820 shares of $.01 par value common stock outstanding.

FORM 10-K CROSS REFERENCE INDEX
                                                       Page
                                                       ----
Part I
Item 1. Business                                        38
Item 2. Properties                                      44
Item 3. Legal Proceedings                               44
Item 4. Submission of Matters to a Vote of
          Security Holders                              44

Part II
Item 5. Market for Registrant's Common Equity
          and Related Stockholder Matters               45
Item 6. Selected Financial Data                         45
Item 7. Management's Discussion and Analysis of
          Financial Condition and Results of
          Operations                                    45
Item 8. Financial Statements and Supplementary
           Data                                         45
Item 9. Changes in and Disagreements with
          Accountants on Accounting and Financial
          Disclosure                                    45

Part III
Item 10.  Directors and Executive Officers of the
           Registrant                                   45
Item 11.  Executive Compensation                        47
Item 12.  Security Ownership of Certain Beneficial
           Owners and Management                        53
Item 13.  Certain Relationships and Related
           Transactions                                 54

Part IV
Item 14.  Exhibits, Financial Statement Schedules
           and Reports on Form 8-K                      54

     This Annual Report and Form 10-K incorporates into a single document the requirements of the Securities and Exchange Commission for Annual Reports to stockholders and Form 10-Ks. Only those sections of the Annual Report referenced in the above index are incorporated into the Form 10-K.

PART I
Item 1. Business
(Dollars in the tables in thousands)

General

     First Citizens Financial Corporation (the "Company"), a Delaware Corporation, was incorporated in February 1989 for the purpose of becoming the savings and loan holding company for Citizens Savings Bank f.s.b. ("Citizens" or the "Bank"). The holding company formation was completed on August 2, 1989.

     At December 31, 1996, the business of the Company consisted primarily of the business of Citizens. Citizens is a Federally chartered savings bank which conducts its business through offices located in Montgomery and Frederick counties in central Maryland. At December 31, 1996, Citizens also had a mortgage origination office in Montgomery County. The Bank was originally incorporated in 1929 as a state-chartered savings and loan association and converted to a Federally chartered savings bank in July 1986. The Bank converted from a Federal mutual to a Federal stock form on December 24, 1986.

     Financial information contained in this Form 10-K concerning the Company is presented on a consolidated basis, unless otherwise indicated.

Subsequent Event

     On March 10, 1997, the Company and Provident Bankshares Corporation ("Provident") entered into an Agreement and Plan of

Merger (the "Merger Agreement") pursuant to which the Company will merge with and into Provident (the "Merger"). As a result of the Merger, each share of common stock, par value $.01 per share, of the Company outstanding on the effective date of the Merger will (subject to certain exceptions) be converted into the right to receive .73 shares of common stock, par value $1.00 per share, of Provident, together with the corresponding number of rights attached thereto. In addition, if the average closing price of Provident common stock for the ten trading days immediately preceding receipt of the last regulatory approval for the Merger (determined without regard to any related waiting periods) is below $35.625, the Company may terminate the Merger Agreement unless Provident increases the exchange ratio in the Merger such that the value of Provident common stock (based on such average closing price) to be received in the Merger is not less than $26.006 per share of Company common stock. The Merger is expected to qualify as a tax-free reorganization for Federal income tax purposes and to be accounted for as a pooling of interests. The Merger is expected to close in the third quarter of 1997, and is subject to a number of conditions, including, but not limited to the approval of the Merger by the requisite vote of the stockholders of both the Company and Provident and the receipt of all required regulatory approvals.

Lending Activities

     General. The Bank's lending activities include the origination of residential and commercial real estate, consumer and corporate loans. The Bank's loan portfolio has become more diversified over the past few years, with increased emphasis on the origination of consumer and corporate loans.

     Real estate loans secured by single-family homes are originated through the Bank's subsidiary, First Citizens Mortgage Corporation ("FCMC"), whose lending area includes the District of Columbia, Northern Virginia, Montgomery, Anne Arundel, Calvert, Charles, Frederick, Howard, Prince George's and St. Mary's Counties in Maryland. These loans are then either sold to Citizens or sold by FCMC in the secondary market on a servicing-released basis. All other types of loans are originated through the Bank's executive office or branch network and are administered at the Bank's executive office.

     At December 31, 1996, approximately 82.9% of Citizens' total real estate loans were secured by real estate located in Maryland. The majority of these loans are secured by property located in Montgomery County. Under applicable Federal regulations, the Bank is currently authorized to make real estate loans throughout the United States, however, Citizens concentrates its lending activities on serving the credit needs of its local market.

     Mortgage Loans Secured by 1-4 Family Units. Citizens offers 1- and 3-year adjustable-rate as well as fixed-rate mortgage loans. The adjustable-rate loans are retained in the Bank's loan portfolio; substantially all fixed-rate first trust mortgage loans have been originated for sale in the secondary market on a servicing-released basis. The Bank also offers adjustable-rate loans with options, at various dates and for various fees, to convert to fixed-rate loans.

     Construction Loans. Citizens makes construction loans to professional builders and developers to acquire, develop and construct residential subdivisions, neighborhood shopping centers and warehouses and, to a lesser extent, office and professional buildings, apartment buildings and nursing homes. Additionally, the Bank has offered land acquisition and development loans for the acquisition of land to be developed into finished lots by the borrower-developer, who then constructs single-family homes or commercial buildings or resells the improved lots to other builders. At December 31, 1996, construction loans outstanding, including acquisition and development loans, totaled $40.6 million, or 8.2% of the Bank's loan portfolio, compared to $34.2 million, or 8.3% of the Bank's loan portfolio, at December 31, 1995.

     The Bank attempts to provide the permanent financing on residential subdivision loans secured by construction loans originated by the Bank. During the construction phase, the borrower pays only interest on commercial or residential construction loans. All construction loans originated by the Bank during 1996 were adjustable-rate loans, with the rate tied to The Wall Street Journal's ("WSJ") prime rate.

     Acquisition and development loans adjust monthly to an index based on the WSJ's prime lending rate and have maturities of one to three years. Interest only, which has generally been paid out-of-pocket by the borrower, is payable on these loans until maturity.

     Multi-family, Commercial Real Estate and Land Loans. Citizens offers permanent mortgage loans secured by multi-family residential properties, commercial real estate and land. Such loans have maturities ranging up to 10 years, with principal amortized over a period of up to 30 years. The interest rate on such loans adjusts either monthly, annually or every three years. The interest rate is tied to the WSJ's prime lending rate, the Federal Home Loan Bank ("FHLB") of Atlanta's cost of funds or the constant maturity Treasury yield.

     At December 31, 1996, loans secured by multi-family residential properties, commercial real estate and land totaled $136.8 million, or 27.5% of the Bank's loan portfolio, compared to $106.1 million, or 25.7% of the Bank's loan portfolio, at December 31, 1995.

     Loans secured by land, multi-family residential and commercial properties involve greater risks than single-family residential mortgage loans. Because the payment experience of loans secured by such property is often dependent upon the successful operation or management of the security property, or, in the case of land loans, the ultimate development or sale of the property, repayment of the loan may be subject, to a greater extent, to adverse conditions in the real estate market or the economy than is generally the case with single-family residential mortgage loans. The commercial real estate business is cyclical and subject to downturns, overbuilding and local economic conditions. The Bank seeks to minimize these risks in a variety of ways, including adherence to strict underwriting standards and originating loans using property located within its market area as collateral.


     Non-residential real estate loans by savings institutions are limited to 400% of total capital (approximately $183.5 million at December 31, 1996 for the Bank). The Bank's non-residential real estate loans amounted to $119.6 million at December 31, 1996.

     Under Federal and state environmental laws, lenders may be liable for the costs of cleaning up hazardous materials found on security properties. No assurance can be given that the value of properties securing loans in the Bank's portfolio will not be adversely affected by the presence of hazardous materials or that future changes in Federal or state laws will not increase the Bank's exposure to liability for environmental cleanup.

     Consumer. The Bank offers a wide range of loans to consumers, including automobile loans, 15-year adjustable-rate open and closed end home equity line of credit loans, 5- to 15-year fixed-rate second trust loans, unsecured personal loans and lines of credit, recreational vehicle loans, boat loans, loans secured by deposit accounts and overdraft protection on checking accounts. The Bank has increased its origination of home equity lines of credit and second mortgages from prior years due to the shorter terms and the low level of credit risk associated with such loans. The interest rate on home equity line of credit loans can adjust monthly and, at December 31, 1996, was equal to the WSJ's prime lending rate. Prior to maturity, interest only is payable on these loans. Office of Thrift Supervision ("OTS") regulations generally permit Federally chartered savings institutions to originate secured and unsecured consumer loans comprising up to 35% of the institution's total assets. The Bank was in compliance with this limitation at December 31, 1996.

     Corporate Loans. Corporate loans include commercial lines of credit, equipment term loans, asset-based revolving credit loans and loans for the purpose of acquiring real estate for use by businesses. This portfolio includes loans guaranteed by the U.S. Small Business Administration. The Bank stresses the importance of asset quality as well as the development of new marketing programs. OTS regulations authorize Federally chartered savings institutions to invest up to 10% of their assets in commercial (corporate) loans. An additional 10% of assets may be invested in small business loans. The Bank was in compliance with this limitation at December 31, 1996.

     Loan Maturities and Rate Sensitivity. See Note 3 to the Consolidated Financial Statements for the composition of the Bank's loan portfolio. The following table sets forth certain information at December 31, 1996 as to maturities within the Bank's loan portfolio, and is based on scheduled repayments. Loans which "roll over" at maturity were amortized over the original amortization period. Loans which were past maturity were assumed to repay within one year.

                                                  After 1
                                        Within   Year Within  After
                                        1 Year    5 Years    5 Years      Total
                                        ------    -------    -------      -----
Loan Maturities
  Residential mortgage .............   $ 16,559   $ 22,070   $211,245   $249,874
  Construction loans ...............     28,722     13,336       --       42,058
  Commercial real estate ...........     45,151     48,421     21,499    115,071
  Home equity and second
    trust ..........................      5,047     20,186     41,325     66,558
  Consumer non-real estate .........      8,383     27,216      1,653     37,252
  Corporate non-real estate ........      5,356      9,744        754     15,854
                                          -----      -----        ---     ------
    Total loans ....................   $109,218   $140,973   $276,476   $526,667
                                       ========   ========   ========   ========

Rate Sensitivity
  Fixed-rate .......................   $ 46,650   $ 64,743   $ 28,871   $140,264
  One-step .........................      1,355      6,455     87,074     94,884
  Adjustable-rate ..................     61,213     69,775    160,531    291,519
                                         ------     ------    -------    -------
    Total loans ....................   $109,218   $140,973   $276,476   $526,667
                                       ========   ========   ========   ========

     Purchase and Sale of Loans and Loan Servicing. From time to time, the Bank has purchased whole loans and loan participations. At December 31, 1996, purchased loans and loan participations serviced by others totaled $.2 million, or .05% of the Bank's total loan portfolio.

     Historically, substantially all 30-year fixed-rate loans made by FCMC have been originated subject to 60- to 90-day forward commitments to sell. These loans have been sold on a servicing-released basis. At December 31, 1996, loans sold with unelapsed recourse provisions amounted to $4.1 million.

     See Note 3 to the Consolidated Financial Statements for information on loans serviced for others.

     Fee Income from Lending Activities. In addition to interest earned on loans, the Bank receives fees for originating loans and may charge for making loan commitments. Loan origination and commitment fee income can be volatile because it is primarily dependent upon the volume of loan originations. Such income is also affected by the type of loans and commitments made and by competitive and economic conditions. The Bank also charges fees for late payments and for related miscellaneous services.

     Nonperforming Assets. The following table sets forth the amount of the Bank's nonperforming assets, by category, past due loans and troubled debt restructurings at the dates indicated.

                                                                                  At December 31,
                                                        --------------------------------------------------------------
                                                         1996          1995           1994          1993          1992
                                                         ----          ----           ----          ----          ----
Nonperforming loans:
  Nonaccrual loans:
    Construction loans:
      Residential .................................      $ --          $ --        $   --        $  2,069       $ 2,663
      Commercial real estate ......................        --            --          10,288           939         3,304
      Land acquisition and
        development ...............................        --            --            --           4,523        11,601
      Land ........................................        --            --            --           3,177         3,124
                                                         -----       -------         ------        ------        ------
        Total construction loans ..................        --            --          10,288        10,708        20,692
    Residential ...................................         554          315            171           803         1,547
    Commercial real estate ........................        --          2,266            --             --            --
    Consumer ......................................          19           --              5            16            36
    Corporate .....................................         397           186           354            57            51
                                                            ---           ---           ---            --            --
        Total nonaccrual loans ....................         970         2,767        10,818        11,584        22,326
  Accruing loans past due 90 days
    or more .......................................        --            --            --           3,087          --
                                                         ------        ------        ------        ------        ------
    Total nonperforming loans .....................         970         2,767        10,818        14,671        22,326
Real estate owned (a) (b) .........................      10,821        14,244        16,408        30,670        37,896
                                                         ------        ------        ------        ------        ------
Total nonperforming assets, gross .................      11,791        17,011        27,226        45,341        60,222
  Specific loss allowances ........................      (1,049)       (1,915)       (2,521)       (5,217)       (4,308)
                                                         ------        ------        ------        ------        ------
Total nonperforming assets, net ...................    $ 10,742      $ 15,096      $ 24,705      $ 40,124      $ 55,914
                                                       ========      ========      ========      ========      ========
Total nonperforming assets, net,
 as a percentage of total assets ..................         1.6%         2.5%           4.4%         7.7%          10.3%
                                                            ===          ===            ===          ===           ====
Total loss allowances as a percentage
  of total nonperforming assets,
  gross ...........................................        67.7%         50.5%         34.3%         33.2%         21.4%
                                                           ====          ====          ====          ====          ====
Troubled debt restructurings, net .................    $  3,942      $  5,475      $  2,813      $ 17,642      $ 19,078
                                                       ========      ========      ========      ========      ========

------------

(a) See Note 4 to the Consolidated Financial Statements for an analysis of real estate owned by type of property.

(b) Real estate owned includes $1.0 million, $2.5 million, $3.1 million, $6.9 million and $6.7 million of capitalized costs at December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

     During 1996, the Bank's nonperforming assets, net, decreased by $4.4 million. The primary causes of the decrease were sales of real estate owned properties amounting to $9.0 million and $1.4 million of nonperforming loans returning to accrual status in 1996. Offsetting increases include costs capitalized on several real estate projects of $2.6 million, additions to real estate owned of $2.8 million and eight new nonperforming loans amounting to $.6 million.

     At December 31, 1996, there were no loans with respect to which known information about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have serious doubts as to the ability of the borrowers to comply with the present loan repayment terms and which may result in the future inclusion of such loans in nonperforming assets.

     The Bank regularly (at least quarterly) classifies its assets in accordance with applicable regulations. On the basis of such review, the following assets were classified at the dates indicated. The following table includes all of the nonperforming assets and troubled debt restructurings included in the previous table.

                                                      At December 31,
                                        ----------------------------------------
                                           1996           1995           1994
                                           ----           ----           ----
Substandard .......................      $ 14,126       $ 20,446       $ 30,379
Doubtful ..........................           138            186            354
Loss ..............................         2,412          2,387          2,999
                                            -----          -----          -----
                                           16,676         23,019         33,732
Specific loss allowances ..........        (2,412)        (2,387)        (2,999)
                                           ------         ------         ------
Classified assets, net ............      $ 14,264       $ 20,632       $ 30,733
                                         ========       ========       ========

     The Bank also identifies assets which possess credit deficiencies or potential weaknesses deserving management's close attention as "special mention". These assets totaled $22.8 million at December 31, 1996 compared to $25.3 million at December 31, 1995 and $23.9 million at December 31, 1994.

Investment Activities

     Federally chartered associations have authority to invest in various types of liquid assets, including short-term United States Treasury obligations, securities of various Federal agencies, certain certificates of deposit at insured banks and savings and loan associations, certain bankers' acceptances and Federal funds. Subject to various restrictions, Federally chartered associations may also invest a portion of their assets in commercial paper, corporate debt securities and in certain kinds of mutual funds. The Bank has maintained its liquid assets at levels above the minimum requirements imposed by Federal Deposit Insurance Corporation ("FDIC") regulations and at levels believed adequate to meet requirements of normal business activities. See Part II -- Item 7, "Management's Discussion and Analysis -- Liquidity and Capital Resources".

     The Bank increases or decreases its liquid investments depending upon the availability of funds and comparative yields on other investments in relation to its return on loans. The Bank's investments primarily include overnight funds, United States Treasury and Federal agency obligations and certain mortgage-backed securities. See Note 2 to the Consolidated Financial Statements for information on the Company's investment securities portfolio.

Sources of Funds

     General. The Bank's primary sources of funds are deposits and loan principal payments received in connection with normal loan amortization and loan prepayments. The Bank supplements these funds by obtaining FHLB advances and other borrowings. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by prevailing interest rates and general economic conditions. Borrowings may be used on a short-term basis to compensate for reductions in normal sources of funds or on a longer-term basis to support expanded lending activities. See Part II -- Item 7, "Management's Discussion and Analysis -- Liquidity and Capital Resources".

     Deposit Activities. The Bank offers a variety of deposit products currently ranging from transaction accounts to certificates with maturities of up to seven years. The Bank's deposits are primarily derived from the areas where its branch offices are located, with its Montgomery County branch offices comprising 95.8% of its deposits. There were no brokered deposits at any time during 1996. The Bank collects penalties for early withdrawal of funds on certain certificates of deposit.

     Deposits increased by $51.8 million, or 10.6%, during the year ended December 31, 1996, after including interest credited of $21.9 million. During 1995, deposits increased $30.1 million, or 6.6%, after including interest credited of $20.3 million.

     The Bank prices its deposits to take advantage of opportunities for profitable investment of the funds through its regular lending activities. Interest rates are primarily based on prevailing market conditions and the Bank's need for funds. Interest rates paid by the Bank generally are competitive with the rates offered by other institutions in its primary market area. The Bank continues to emphasize checking and money market demand accounts and short-term deposits in an effort to build its relationships with its customers.

     See Note 6 to the Consolidated Financial Statements for the amounts and maturities of certificate accounts by interest rate category. See Part II --
Item 7, "Management's Discussion and Analysis -- Yield Analysis" for average balances of money market accounts and certificates of deposit.

     At December 31, 1996, maturities on certificates of deposit of more than $100,000 were as follows:

Within  three months .........................   $ 10,545
After three months but within six months .....      5,923
After six months but within twelve months ....     13,262
After twelve months...........................      2,916
                                                    -----
                                                 $ 32,646
                                                 ========

     Advances from the Federal Home Loan Bank of Atlanta. The FHLB System functions in a reserve credit capacity for savings institutions and certain other home financing member institutions. As a member of the FHLB System, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of such stock, selected home mortgages and specific other assets, provided certain creditworthiness standards have been met. The maximum amount which the FHLB of Atlanta will advance fluctuates from time to time and generally is reduced by borrowings from any other source. Long-term advances may be made only for the purpose of providing funds for residential housing finance. At December 31, 1996, the Bank had total advances outstanding of $74.8 million, of which $72.3 million were fixed-rate advances and $2.5 million were variable-rate advances. See Note 7 to the Consolidated Financial Statements for information as to highest and average month-end balances, interest rates and maturities.

     Other Borrowed Money. The Bank entered into sales of agency securities under agreements to repurchase the same securities at specified dates and prices. The securities underlying the agreements are book entry securities, and the broker retains possession of the securities collateralizing the reverse repurchase agreements. At December 31, 1996, the Bank had other borrowed money totaling $24.2 million. See Note 8 to the Consolidated Financial Statements for additional disclosure information.

Service Corporation Activities

     The Bank has five service corporation subsidiaries. See Note 1 to the Consolidated Financial Statements. Federal regulations generally permit a Federally chartered savings institution to invest up to 2% of its assets in subsidiary service corporations engaged in certain activities. Federally chartered savings institutions that meet minimum regulatory capital requirements also may invest up to an additional 50% of regulatory capital in conforming loans to service corporations. Investments in and advances to the service corporation subsidiaries totaled $13.1 million at December 31, 1996.

Employees

     At December 31, 1996, the Company had 168 full-time employees and 17 part-time employees, none of whom were represented by a collective bargaining group. Employee benefits include the Bank's pension and 401(k) plans, and life and health insurance. Management considers its relations with its employees to be excellent.

Competition

     The Bank experiences substantial competition in attracting and retaining deposits and in making mortgage and other loans. The primary factors in competing for deposits are interest rates, the quality and range of financial services offered, convenience of office locations, office hours and automatic teller machines. Competition for deposits comes primarily from other financial institutions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees and the quality and range of lending services offered. Competition for origination of first mortgage loans comes primarily from other financial institutions, mortgage banking firms and insurance companies. Federal legislation has removed most state law barriers to interstate acquisitions of banks and will ultimately permit multi-state banking operations to merge into a single bank. Although savings institutions, such as the Bank, already have similar authority, enactment of this legislation is expected to increase marketplace competition for the Bank.


Regulation

     General. The Company, as a savings and loan holding company, and the Bank, as a Federally chartered savings bank, are subject to extensive regulation, supervision and examination by the OTS as their primary Federal regulator. The Bank also is subject to regulation, supervision and examination by the FDIC and as to certain matters by the Board of Governors of the Federal Reserve System. See discussion elsewhere herein and Notes to Consolidated Financial Statements as to the impact of certain laws, rules and regulations on the operations of the Company and the Bank.

     Regulatory Capital Requirements. A reconciliation of the Bank's capital, computed using generally accepted accounting principles ("GAAP"), to regulatory capital as of December 31, 1996 follows:


                                      Tangible          Core         Risk-based
                                       Capital        Capital(a)       Capital
                                       -------        ----------       -------
GAAP capital                          $ 40,619        $ 40,619        $ 40,619
Additional capital item - general
  valuation allowances on loans (b)         --              --           5,256
                                      --------        ---------       --------
Regulatory capital - actual             40,619           40,619         45,875
Minimum capital requirement             10,303           27,474         35,396
                                        ------           ------         ------
Excess regulatory capital             $ 30,316         $ 13,145       $ 10,479
                                      ========         ========       ========

Regulatory capital - actual ratio          5.9%             5.9%          10.4%
Minimum capital requirement ratio          1.5              4.0            8.0
                                           ---              ---            ---
Excess regulatory capital ratio            4.4%             1.9%           2.4%
                                           ===              ===            ===

----------------

(a) Under current OTS capital regulations, the minimum core capital requirement is 3.0%. Under the OTS "Prompt Corrective Action" regulations, the minimum core capital requirement to be considered "adequately capitalized" is 4.0%.

(b)  Limited to 1.25% of risk-weighted assets.

     Qualified Thrift Lender Requirement. In order for the Bank to exercise the powers granted to Federally chartered savings associations and maintain full access to FHLB advances, and in order for the Company to continue to engage in the activities currently authorized for unitary savings and loan holding companies, the Bank must either maintain 65% of its assets in certain investments and otherwise qualify as a "qualified thrift lender" ("QTL") or satisfy the definition of a domestic building and loan association under the Internal Revenue Code of 1986, as amended. Any savings association that fails to meet the QTL test must either convert to a bank charter (but must retain its Savings Association Insurance Fund ("SAIF") insurance until its conversion to Bank Insurance Fund membership), or limit its future investments and activities (including branching and payment of dividends) to those permitted for both savings associations and national banks. At December 31, 1996, the Bank was in compliance with the QTL test.

     Recently Enacted Legislation. Legislation enacted in 1996 contemplates the merger of the SAIF with the Bank Insurance Fund, which generally insures deposits in national and state-chartered banks. The combined deposit insurance fund, which will be formed no earlier than January 1, 1999, will insure deposits at all FDIC-insured depository institutions. As a condition to the combined insurance fund, however, no insured depository institution can be chartered as a savings association. The Secretary of the Treasury is required to report to the Congress no later than March 31, 1997 with respect to the development of a common charter for all insured depository institutions. If legislation with respect to the development of a common charter is enacted, the Bank may be required to convert its Federal charter to either a new Federal type of bank charter or state depository institution charter. Future legislation also may result in the Company becoming regulated as a bank holding company by the Federal Reserve Board rather than a savings and loan holding company regulated by the OTS. Regulation by the Federal Reserve Board could subject the Company to capital requirements that are not currently applicable to the Company as a holding company under OTS regulation and may result in statutory limitations on the type of business activities in which the Company may engage at the holding company level, which business activities currently are not restricted. The Company and the Bank are unable to predict whether such legislation will be enacted.

Taxation

     Federal. The Company, on behalf of itself and the Bank, files a calendar year Federal income tax return and reports income and expenses using the accrual method of accounting.

     Savings institutions are generally taxed in the same manner as other corporations. Additionally, for the tax years beginning before January 1, 1996, qualifying savings institutions are allowed to establish a reserve for bad debts and, for each tax year, are permitted to deduct additions to that reserve for losses on "qualifying real property loans" using the more favorable of two alternative methods: (i) a method based on the institution's actual loss experience (the "experience method") or (ii) a method based on a specified percentage of the institution's taxable income (the "percentage of taxable income method").

     Under the percentage of taxable income method, a qualifying institution may deduct up to 8% of its taxable income, after certain adjustments and subject to certain limitations. The net effect of the percentage of taxable income method deduction is that the maximum effective Federal income tax rate is generally 31.28%. The Company's actual effective tax rate (state and Federal) was 32.6% in 1995 and 31.8% in 1994. Under the experience method, a savings institution is permitted to deduct an amount based on average loan losses over the current and previous five years. In 1995 and 1994, the Company elected to use the experience method bad debt deduction.

     The Company's actual effective tax rate (state and Federal) was 33.7% in 1996. Provisions that repealed the bad debt reserve provisions of the Internal Revenue Code for savings institutions were included in the Small Business Job Protection Act of 1996 and effective for tax years beginning after December 31, 1995. Accordingly, for 1996 and later years, the Bank is no longer able to use the percentage of taxable income or experience methods to complete its bad debt deduction. Beginning with 1996 and thereafter, the Bank is allowed to deduct only actual loan losses incurred during each tax year. Additionally, this legislation (i) exempted pre-1988 bad debt deductions from recapture and (ii) suspended for two years post-1987 bad debt deductions from recapture, provided that a savings institution meets a new residential mortgage originations test. The legislation exempted from recapture $4.0 million in pre-1988 bad debt deductions taken by the Bank and will defer up to two years, subject to the Bank's compliance with the new residential mortgage originations test, recapture of an additional $.6 million. Since the Company has not recognized a deferred tax liability of $1.6 million for the tax effects of the "base year" tax bad debt reserve, no tax liability related to the recapture of that reserve has been reflected in the financial statements.

     The amount of the bad debt deduction that a savings institution may claim is subject to certain limitations. As of December 31, 1996, the Bank does not expect that these restrictions will limit the amount of its otherwise allowable bad debt deduction.

     The Bank's cumulative book allowance for loan losses exceeds its cumulative tax bad debt reserves by $2.7 million. Earnings appropriated to bad debt reserves and deducted for Federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders, including distributions on redemption, dissolution or liquidation, with payment of such taxes by the Company on the amount of such earnings removed from the reserves for such distribution at the then-current tax rate. Under applicable Internal Revenue Code provisions, the amount which would be deemed removed from such reserves by the Company, in the event of any such distribution to stockholders, and which would be subject to taxation at the Company level at the normal tax rate, would approximate twice the net amount actually distributed to the stockholders.

     No portion of the Bank's net deferred tax asset is required to be deducted for regulatory capital purposes at December 31, 1996. Net operating losses of savings institutions may be carried back three years and forward 15 years.

     The Company's Federal income tax returns for 1992, 1993 and 1994 are currently under examination by the Internal Revenue Service.

     State. Maryland imposes a franchise tax on mutual and stock savings banks that subjects the Maryland net earnings of such savings banks to a 7% tax. Maryland net earnings is substantially similar to Federal taxable income, with adjustments for items such as interest income on obligations of any state or political subdivision thereof.

Item 2. Properties

     The Company neither owns nor leases any real property. For the present, it uses the premises, equipment and furniture of the Bank without direct payment of any rental fees to the Bank.

     The corporate offices of the Bank, and four of its five subsidiaries, are located at 22 Firstfield Road, Gaithersburg, Maryland 20878. In addition to its corporate offices, the Bank conducted business at December 31, 1996 through 14 other offices, and, through FCMC, one additional office. The Bank and FCMC lease two offices which are totally sublet. Seven offices are owned and the remaining eleven are leased, with expiration dates on the leases ranging from 1997 to 2003. All but two offices are located in Montgomery County, Maryland. The remaining two offices are in Frederick County, Maryland. The Bank is attempting to sell its former headquarters building and lease back the Bank's branch office located therein. As of December 31, 1996, the net book value of owned offices was $1.6 million and the net book value of leasehold improvements was $.2 million.

     The Bank owns computers, peripheral equipment and terminals which are used for the purpose of providing data processing services to Citizens. The net book value at December 31, 1996 of such equipment was $1.3 million.

Item 3. Legal Proceedings

     The Bank is a party to certain litigation incidental to its business, including foreclosure actions. At December 31, 1996, the Company was involved in various other claims and legal actions arising in its business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting with the Company's legal counsel, the ultimate disposition of these matters is not expected to have a material adverse impact on the Company's consolidated financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

     No matter was submitted during the fourth quarter of the fiscal year to a vote of the Company's stockholders, through the solicitation of proxies or otherwise.

PART II

Item 5. Market for Registrant's  Common Equity and Related  Stockholder  Matters

     Information required by this Item is set forth on page 1 hereof.

Item 6. Selected Financial Data

     Information required by this Item is set forth on pages 8 and 9 hereof.

Item 7. Management's  Discussion and Analysis of Financial
        Condition and Results of Operations

     Information required by this Item is set forth on pages 10 through 16 hereof.

Item 8. Financial Statements and Supplementary Data

     Information required by this Item is set forth on pages 17 through 37 hereof.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None.

PART III

Item 10. Directors and Executive Officers of the Registrant

     Directors

     The following table sets forth certain information regarding the Company's Board of Directors.


                      Age at                                    Position(s) Held
                     March 31,    Director          Term             with the
Name                   1997       Since (1)       to Expire           Company
----                   ----       ---------       ---------           -------
Stanley Betts(2)        72         1976            1997        Director and
                                                               Chairman Emeritus

Enos K. Fry             53         1987            1997        Vice Chairman and
                                                               President

Melvin O. Wright        68         1994            1997        Director

Herbert W. Jorgensen    68         1990            1998        Chairman of the
                                                               Board and Chief
                                                               Executive Officer

N. Richard Kimmel       67         1986            1998        Vice Chairman

Albert M. Cowell, Jr.   65         1987            1998        Director

William J. Walsh, III   52         1989            1999        Director

H. Deets Warfield, Jr.  65         1973            1999        Director

---------------

(1) Each of the Company's directors (except for Messrs. Jorgensen, Walsh and Wright) has served as a director of the Company since its formation in 1989. Messrs. Jorgensen and Walsh became directors of the Company in 1990. Mr. Wright became a director of the Company in 1994. Each director of the Company also serves as a director of Citizens Savings Bank f.s.b. (the "Bank"), the Company's principal subsidiary. The dates shown reflect the year in which these persons were first elected directors of the Bank.


(2) Mr. Betts, who currently serves as a director in the class of directors whose terms of office expire in 1997, has reached the age limitation for directors set forth in the Company's bylaws.


     Stanley Betts is the former president and owner of Bogley, Harting & Betts Inc., an insurance agency. Mr. Betts was named a vice chairman of the board of the Bank in 1987 and chairman of the board of the Bank in 1988. Mr. Betts became chairman of the Company in 1989, and was named chief executive officer of the Company and the Bank in October 1990. He retired as chairman and chief executive officer of the Company and the Bank in April 1994 but continued as a director and chairman emeritus.

     Enos K. Fry has served in various executive capacities since joining the Bank in 1974. In 1974, he became vice president of the loan division, and in 1978 he was elected executive vice president. He was promoted to president of the Bank in 1982. Mr. Fry was elected a director of the Bank in 1987. Mr. Fry has served as president and a director of the Company since its formation in 1989. He was named a vice chairman of the Board of Directors of the Company and the Bank in April 1994.

     Melvin O. Wright was formerly a senior vice president and senior executive with Dean Witter Reynolds, Inc. He became a director of the Company and the Bank in September 1994. Mr. Wright is currently a trustee and past chairman of the Securities Industries Institute at Wharton School of Business. Presently, he is active as a business and financial consultant.

     Herbert W. Jorgensen became chairman of the board and chief executive officer of the Company and the Bank in April 1994. Prior thereto, he served as a vice chairman of the Boards of Directors of the Company and the Bank. From 1989 until April 1994, Mr. Jorgensen also served as the Company's outside general counsel and from 1968 until April 1994 he served as the Bank's outside general counsel.

     N. Richard Kimmel retired in 1989 as secretary and treasurer of Kimmel & Kimmel, Inc., general contractors. He is now engaged in real estate development activities through Kimmel Properties. Mr. Kimmel was named a vice chairman of the Bank in December 1988 and has served as a vice chairman of the Company since 1989.

     Albert M. Cowell, Jr. has been president of A. Myron Cowell, Inc., a masonry contracting firm located in Gaithersburg, Maryland, since 1970. He is a past director of Montgomery General Hospital in Olney, Maryland; past president of the Olney Rotary Club; and past director of the Masonry Institute located in Bethesda, Maryland.

     William J. Walsh, III is a senior vice president of Donohoe Real Estate Services, the leasing and management division of the Donohoe Companies, Inc., a full-service real estate, development and construction company. He has served as a director of the Donohoe Companies, Inc., as well as Federal Center Plaza Corp., a real estate corporation, and is a member of the Executive Committee and past president of the Apartment and Office Building Association of Washington, D.C.

     H. Deets Warfield, Jr. has been president of Damascus Motor Co., Inc., a Chevrolet dealership in Damascus, Maryland, since 1974, and has been with Damascus Motor Co., Inc. since 1955. He has been a member of the Board of Directors of Farmers & Mechanics National Bank, Frederick, Maryland, since 1974 and also serves on the Board of Directors of F&M Bancorp. The Depository Institution Management Interlocks Act imposes restrictions on service as an officer or director of more than one insured depository institution or depository institution holding company operating in the same metropolitan statistical area. Mr. Warfield's service as a director of the Company and the Bank is grandfathered under the grandfathering provisions of such Act until November 1998.

Executive  Officers

     The following sets forth certain information with respect to persons who currently serve as executive officers of Citizens followed by a description of each such person's principal occupations during the past five years.

     Charles R. Duda (48) has served as executive vice president and chief operating officer of the Company and the Bank since March 1994. Mr. Duda joined the Company and the Bank in January 1994. Mr. Duda was chairman of credit policy and executive vice president of First American Bankshares, Inc. during 1992 and 1993. From 1989 to 1992, Mr. Duda was the executive vice president and chief credit officer of First American Metro Corporation.

     William C. Scott (51) has served as senior vice president and chief financial officer of the Company and the Bank since July 1994. Mr. Scott joined the Company and the Bank in May 1994. From 1991 until joining the Bank, Mr. Scott consulted with various financial institutions. Mr. Scott is a Certified Public Accountant with over 26 years' experience in financial management.

     Benjamin O. Delaney, Jr. (51) has served as president of First Citizens Mortgage Corporation, the Bank's mortgage banking subsidiary, since December 1983.

     David H. Bowman (37) has served as senior vice president, real estate division of the Bank, since March 1993. Mr. Bowman joined the Bank in September 1991 as vice president of the real estate division. Just prior to joining the Bank, Mr. Bowman acted as a consultant to the RTC Northeast Consolidated Office.

     Timothy E. Hall (51) has served as senior vice president, corporate lending division of the Bank, since August 1994. Mr. Hall joined the Bank in March 1994. From 1990 through 1992, Mr. Hall was a regional executive with First National Bank of Maryland and from 1992 to 1994 was group vice president, deputy director
- real estate resolution group, at First American Bank.

     LuAnn Loeber (41) has served as senior vice president, community banking division of the Bank, since October 1995. From 1991 until joining the Bank, Ms. Loeber was an independent consultant to financial institutions.

     Mark A. Schissler (36) has served as a senior vice president, human resources division of the Bank, since November 1995. Mr. Schissler joined the Bank as vice president, human resources, in July 1994. From 1989 until joining the Bank, Mr. Schissler served in various positions, including regional human resources officer and commercial banking executive, at First National Bank of Maryland.

     J. Terry Thomas (53) has served as senior vice president, consumer lending division of the Bank, since February 1995. Mr. Thomas joined the Bank as vice president, consumer lending division, in March 1994. Mr. Thomas was group vice president, consumer lending risk management, for First American Metro Corporation from 1991 to 1994.


Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and beneficial owners of more than 10 percent of the outstanding common stock to file with the SEC initial reports of ownership of the Company's equity securities and to file subsequent reports when there are changes in such ownership. Based on a review of reports submitted to the Company in 1996, the Company believes that all Section 16(a) filing requirements for that year applicable to such persons were complied with on a timely basis, except for Ms. Loeber and Mr. Kimmel who were each late in filing one change of ownership report.

Item 11. Executive Compensation

Compensation of Directors

     During 1996, the Company's Board of Directors held six meetings and Citizens' Board of Directors held 11 meetings. No separate board fees were paid to directors for attending meetings of the Company's Board of Directors during 1996. Each director of the Company also serves as a director of the Bank. In 1996, non-employee directors of the Bank were each paid an annual retainer of $12,500, except for the Bank's non-employee vice chairman who received $17,500 and the chairman emeritus/director who received $25,000. In addition, during 1996, non-employee directors of the Bank received $750 for each Board of Directors meeting of the Bank attended and $450 for each meeting of committees of the Board of Directors of the Bank attended (or $225 if these committees met on the same day as the Board of Directors). During 1996, the Bank also paid premiums on term life insurance for the Bank's non-employee directors. The annual premium expense was $65 for each non-employee director. Employee directors of the Bank do not receive fees for attendance at board or committee meetings.

     Pursuant to the Company's Directors' Stock Option Plan, any new non-employee directors of the Company each receive a grant of a non-qualifying option under the Plan for 6,669 shares of common stock upon the first anniversary of their election as non-employee directors of the Company. Subsequently elected vice chairmen will receive additional option grants of 6,669 shares each upon their election as vice chairmen. Subsequently elected chairmen will receive additional option grants for 13,339 shares each upon their election to such position, reduced by any option granted to them while serving as a vice chairman of the board. In each case, the grant is subject to the person not serving at the time of grant as an officer or employee of the Company or any of its subsidiaries. The per share exercise price of such options equals the fair market value of a share of Company common stock on the date of grant.

     Directors of the Company or the Bank, as well as a director or an advisory director of any successor entity to the Company or the Bank, who have completed at least three years of service as a director of the Company or the Bank are eligible to receive annual retirement payments under the 1995 Directors Retirement Plan ("Plan"). The annual retirement payment equals the annual retainer payable to directors (or chairman or vice chairman, as applicable) in effect at the time of a Qualified Retirement (as defined), reduced by an amount equal to the retirement benefit received under the Bank's pension plan (but not the Bank's 401(k) plan) for any director who served as a full-time employee of the Company or any subsidiary thereof. The annual retirement payments are payable for a period equal to the number of full years, plus whole months, of service at the time of a Qualified Retirement but in no event longer than 10 years. Notwithstanding the foregoing, any person who served as a director of the Bank on December 21, 1991, and who executed the supervisory agreement entered into by the Bank with the Office of Thrift Supervision (the "OTS") (which agreement was subsequently terminated by the OTS), and who otherwise meets the eligibility requirements, is entitled to receive retirement payments for 10 years, regardless of the actual length of service to the Company or the Bank. If an eligible director serves as a director emeritus or chairman emeritus of the Company or the Bank, or both, after a Qualified Retirement, such director also is entitled to receive 50% of the annual retainer then paid to a director or chairman and 50% of the regular meeting attendance fee for each meeting of the Board of Directors actually attended by such director emeritus or chairman emeritus.

     Under the 1995 Directors Retirement Plan, service as a director of either the Company or the Bank or as a director of both is counted in determining the retirement period, but concurrent service as a director of both the Company and the Bank is counted as the same period of service. In the case of a person serving as a director of both the Company and the Bank, such director does not become entitled to receive retirement payments under the Plan until such director has ceased to be director of both the Company and the Bank by reason of a Qualified Retirement. A "Qualified Retirement" under the Plan includes: (i) the failure of a director of the Company or the Bank to be renominated by reason of age, (ii) resignation by reason of physical or other disability, (iii) resignation or a determination not to stand for reelection after attaining the age of 65 or older, (iv) death while serving as a director of the Company or the Bank, (v) resignation or retirement in the event that continued service becomes prohibited under the Depository Institution Management Interlocks Act, or (vi) ceasing to be a director in connection with a "change in control"

(as defined under OTS regulations). The Board of Directors of the Company may terminate or amend the Plan at any time without any further liability on the part of the Company, unless a change in control of the Company or the Bank has occurred; however, in no event may vested retirement benefits to retired directors be reduced or terminated. Mr. Betts will be entitled to receive an annual payment of $25,000 for ten years following his retirement as a director effective as of the Annual Meeting.

     Under a director deferred fee plan adopted by the Company and the Bank in November 1995, effective commencing in 1996, directors of the Company and the Bank are permitted to defer all or a portion of their director and committee fees until they cease to be directors. Directors of the Company and the Bank currently receive fees only for attending meetings of the Board of Directors of the Bank or committees thereof. Interest is credited on the director's deferred account on each December 15 at an annual rate compounded monthly equal to the "prime rate" of interest published by Dow Jones & Company, Inc. in The Wall Street Journal on the first publication date of the calendar year. The interest crediting rate adjusts annually on the first day of each year. A director's deferred account balance, including interest, generally is payable to the director upon termination of service as a director, in the event of a director's disability or following a change in control of the Company or the Bank. A director may elect to receive a lump sum payment of his deferral account balance or to receive payment over ten years. If the ten-year payment period is elected, the amount of the accrued benefit payment will be calculated using the interest crediting rate on the date the benefit payment commences. In the event of financial hardship (as defined in the plan), a director may receive early payment of his account balance. For 1996, Mr. Cowell elected to defer 80 percent of his annual retainer and all committee fees; Mr. Warfield elected to defer his annual retainer and all of the fees he received; and Mr. Wright elected to defer his annual retainer. In the event of a director's death, if life insurance is obtained on the life of any director, the plan also provides for a death benefit equal to the projected age 70 benefit based on the director's deferral account balance and projected further deferrals until age 70. If life insurance is not obtained on the life of the director, the benefit equals the deferral account balance on the date of death of such director. Any death benefits are payable in 120 equal monthly installments commencing following the director's death. The Bank has purchased life insurance on the lives of Messrs. Cowell, Warfield and Wright.

Summary of  Cash and Certain Other Compensation

     The following table shows, for the years ended December 31, 1996, 1995 and 1994, the cash compensation paid by the Bank, as well as certain other compensation paid or accrued for those years, to the Company's chief executive officer and each of the four other highest paid executive officers of the Company whose total annual salary and bonus exceeded $100,000 (the "named executive officers"). The Company has not paid any compensation to its executive officers since its formation in 1989. Each of the executive officers of the Company currently holds a position with, and receives compensation from, the Bank.


                           Summary Compensation Table

                                                                                                         Long-Term
                                                                                                        Compensation
                                                                                                           Awards
                                                                    Annual Compensation                  Securities
                                                          ---------------------------------------        Underlying      All Other
Name and                                                                 Salary            Bonus          Options       Compensation
Principal Position(s)                                     Year             ($)              ($)              (#)              ($)
---------------------                                     ----             ---              ---              ---              ---
Herbert W. Jorgenson (1)                                  1996          $136,000          $54,400          10,000          $2,981(2)
  Chairman of the Board                                   1995           124,000           35,000          11,000           3,300
  and Chief Executive                                     1994            67,307                0          12,705           3,150
  Officer of the Company
  and the Bank

Enos K. Fry                                               1996           182,941           73,176          10,000           5,112(2)
  Vice Chairman and                                       1995           182,941           54,882          11,000           3,314
  President of the                                        1994           182,941           10,000               0           2,814
  Company and the Bank

Benjamin O. Delaney, Jr                                   1996           150,000           40,000           7,500           3,563(2)
  President, First Citizens                               1995           150,000                0           8,250           2,340
  Mortgage Corporation                                    1994           150,000           40,000               0           2,488

Charles R. Duda                                           1996           125,000           43,750           7,500           3,850(2)
  Executive Vice President                                1995           125,000           31,250           8,250           2,813
  and Chief Operating                                     1994           112,981            7,500          25,410               0
  Officer of the Company
  and the Bank

David H. Bowman                                           1996            85,000           40,000           1,000           2,550(2)
  Sr. Vice President of                                   1995            83,200           15,000           1,100           1,931
  the Bank                                                1994            80,000           15,000               0             739

----------------


(1) Mr. Jorgensen became chairman and chief executive officer of the Company and the Bank in April 1994.

(2) The amounts shown in 1996 reflect the following: (a) matching contributions made by the Bank to the account of the named executive officers under the Bank's 401(k) plan of $2,981, $4,750, $3,563, $3,750 and $2,550, respectively; and (b) benefit of discounted rate loans made to named executive officers of $-0-, $362, $-0-, $100 and $-0-, respectively.

Option Grants

     The following table contains information with respect to stock options granted during 1996 under the Company's Employee Stock Option Plan to each of the named executive officers. All options granted in 1996 were ten-year non-qualified options.

                       Option Grants in Last Fiscal Year

                                                                                                             Potential Realizable
                                                                                                               Value at Assumed
                                                                                                              Annual Rates of Stock
                                                                                                              Price Appreciation for
                                                                  Individual Grants                             Option Term (1)
                                               -----------------------------------------------------         -----------------------
                                                                % of Total
                                                                 Options
                                                                Granted to     Exercise
                                                Options         Employees      or Base
                                                Granted         In Fiscal        Price     Expiration
Name                                            (#) (2)            Year       ($/Sh) (3)      Date           5% ($)          10% ($)
----                                            -------            ----       ----------      ----           ------          -------
Herbert W. Jorgensen ....................        10,000           13.12%     $    18.125    12/31/06        $114,188        $288,188
Enos K. Fry .............................        10,000           13.12           18.125    12/31/06         114,188         288,188
Benjamin O. Delaney, Jr .................         7,500            9.84           18.125    12/31/06          85,640         216,141
Charles R. Duda .........................         7,500            9.84           18.125    12/31/06          85,640         216,141
David H. Bowman .........................         1,000            1.31           18.125    12/31/06          11,419          28,819

---------------

(1) Estimated market value of underlying securities at assumed annual rates of stock price appreciation for option term minus the exercise or base price.

(2)  These options vested immediately.

(3) In each case, the exercise price equaled the fair market value of the Company's common stock on the date of grant, determined in accordance with the Employee Stock Option Plan.

Options Exercises and Holdings

     The following table sets forth information with respect to each of the named executive officers of the Company concerning the exercise of stock options during 1996, the number of securities underlying unexercised options at the 1996 year-end and the 1996 year-end value of all unexercised in-the-money options held by such individuals.


                Aggregated Option Exercises in Last Fiscal Year
                            and FY-End Option Values

                                                                                                                         Value of
                                                                                                                        Securities
                                                                                                 Number of              Underlying
                                                                                                 Securities            Unexercised
                                                                                                 Underlying            In-the-Money
                                                                                                 Unexercised            Options at
                                                                                                   Options               FY-End
                                                                                                 at FY-End (#)           ($) (1)
                                                                                                -------------         --------------
                                                            Shares Acquired      Value           Exercisable/          Exercisable/
Name                                                        on Exercise (#)   Realized ($)      Unexercisable         Unexercisable
----                                                        ---------------   ------------      -------------         -------------
Herbert W. Jorgensen ...............................               0               0               60,381/0             $459,370/0
Enos K. Fry ........................................               0               0               61,020/0             707,059/0
Benjamin O. Delaney, Jr ............................               0               0               45,098/0             519,002/0
Charles R. Duda ....................................               0               0               41,160/0             225,928/0
David H. Bowman ....................................               0               0               10,293/0             141,659/0

-------------
(1) Market value of underlying securities at year-end minus the exercise or base price.

Pension Plan

     The Bank maintains a pension plan for the benefit of full-time employees. Effective January 1, 1989, the benefit is based upon 1% of an employee's final average earnings up to covered compensation (the FICA-taxable wage base) times years of credited service, plus 1.65% of the employee's final average earnings in excess of covered compensation times years of credited service (to a maximum of 35 years). The following table illustrates annual pension benefits under the Bank's pension plan at age 65 for various levels of average remuneration and years of service. Annual pension benefits are currently subject to a statutory maximum of $120,000, subject to cost-of-living adjustments. Additionally, for years beginning on or after 1994, compensation in excess of $160,000 (subject to cost-of-living increases) may not be used in calculation of retirement benefits.

                               Pension Plan Table

                                         Years of Service
                      --------------------------------------------------
Remuneration             15        20       25         30           35
------------             --        --       --         --           --
$ 125,000            $ 28,249  $ 37,665  $ 47,081   $ 56,498    $ 65,914
  150,000 or more      34,436    45,915    57,394     68,873      80,351

     Messrs. Jorgensen, Fry, Delaney, Duda and Bowman have 3, 23, 13, 3 and 5 years, respectively, of credited service under the pension plan. Pursuant to supplemental retirement agreements entered into with Messrs. Fry and Delaney, Messrs. Fry and Delaney are entitled to receive certain supplemental retirement benefits. See "Employment and Other Agreements".

Employment and Other Agreements

     In January 1995, the Company and the Bank entered into new employment agreements with Enos K. Fry and Charles R. Duda, as amended. Pursuant to these employment agreements, Mr. Fry serves as president and Mr. Duda serves as chief operating officer of the Company and the Bank. The initial terms of the employment agreements were for one year. The Company and the Bank may give written notice of an offer to renew the employment agreements for one additional year on or before September 30 of each year, in the event they desire to renew the agreements, and the employee has 15 days within which to accept or decline any renewal offer. The employment agreements were renewed in 1996 for additional terms of one year each expiring on December 31, 1997. (In the event of a "change in control" (as defined in OTS regulations) of the Company or the Bank, the terms of the employment agreements convert from one-year terms to three-year terms commencing on the date the change in control occurs). Messrs. Fry and Duda's salaries for 1997 are $182,941 and $150,000, respectively. The salary of the employee may not be decreased without the employee's consent. Pursuant to the employment agreements, Messrs. Fry and Duda are eligible to receive bonuses as determined in the discretion of the Boards of Directors of the Company and of the Bank of up to 50% of the employee's annual salary. Messrs. Fry and Duda are also eligible to participate in retirement and other benefit plans that the Company or the Bank may adopt for the benefit of executive employees.

     The employment agreements with Messrs. Fry and Duda may be terminated by the Boards of Directors of the Company and the Bank at any time. The employee would not be entitled to any benefits under his employment agreement if his employment were terminated for "cause", as defined in the agreement. If the employee is terminated "without cause", the employee would be entitled to receive a lump sum cash payment as liquidated damages equal to the employee's then-current salary (discounted to present value). If during the term of the employment agreements a "change in control" occurs and the employee's employment is terminated, voluntarily or involuntarily, in connection with or within one year after the change in control (other than by reason of normal retirement, permanent and total disability or death), the employee would be entitled to receive a severance payment equal to (i) one year's current salary (discounted to present value), if the employee's employment is voluntarily terminated without "good reason" (as defined) or (ii) three times the employee's average annual compensation which was payable by the Bank and includible in the employee's gross income for Federal income tax purposes (excluding for this purpose any income associated with the exercise of stock options) with respect to the five most recent taxable years of the employee ending prior to such change in control (or such portion of such period during which the employee was a full-time employee of the Company or the Bank discounted to present value), if the employee's termination was either voluntary with "good reason" or involuntary. In the event of termination of employment without cause or following a change in control, the employee also would be entitled to be paid for all accrued and unused vacation and sick days, to continue to participate for the remaining term of the employment agreement in all retirement and other employee benefit plans maintained by the Bank (to the extent permissible under the terms of the plans and applicable law) and to have all director and officer liability insurance and indemnification continue in effect until the running of applicable statutes of limitations. The employee may elect to defer the payment of any liquidated damage or severance amounts, in accordance with the terms of the employment agreements. It is currently estimated that, in the event of an involuntary termination of employment or a voluntary termination with "good reason" following a change in control, the severance amounts payable to Messrs. Fry and Duda would be approximately $579,948 and $409,011, respectively.

     In November 1995, the Company and the Bank entered into a new employment agreement with Mr. Jorgensen, as amended, pursuant to which Mr. Jorgensen serves as chief executive officer of the Company and the Bank. Mr. Jorgensen's employment agreement is subject to annual renewal on the same basis as the employment agreements with Messrs. Fry and Duda, and has been extended through December 31, 1997. Other provisions of Mr. Jorgensen's employment agreement are substantially the same as the employment agreements with Messrs. Fry and Duda, except that Mr. Jorgensen would be entitled to receive a severance payment equal to three years' current salary and bonus (discounted to present value) in the event his employment were terminated in 1997 either involuntarily or voluntarily with "good reason" in connection with or within one year following a change in control of the Company or the Bank, or approximately $243,050 (but not to exceed three times the employee's average compensation from the Company and the Bank for the five calendar years preceding the year in which a change in control occurs, less one dollar.)

     Pursuant to the Merger Agreement between the Company and Provident Bankshares Corporation (see Item 1, "Business -- Subsequent Event"), all cash severance payable to Messrs. Fry and Jorgensen pursuant to their respective employment agreements will be paid at the closing of the Merger.

     First Citizens Mortgage Corporation ("FCMC"), the Bank's mortgage banking subsidiary, has entered into an employment agreement with Mr. Delaney dated as of January 1, 1994, as amended, pursuant to which Mr. Delaney serves as president of FCMC. The initial term of Mr. Delaney's employment agreement was for three years ending on December 31, 1996. FCMC may renew the employment agreement for one additional year on each December 31 during the term of the agreement, unless Mr. Delaney gives contrary written notice prior to such renewal date. Mr. Delaney's employment agreement was renewed in 1996 and currently expires on December 31, 1999. Mr. Delaney's salary for 1997 under his employment agreement is $150,000, and is subject to annual cost of living increases and performance or merit increases as determined by the Board of Directors of FCMC. Mr. Delaney would not be entitled to any benefits under his employment agreement if his employment were terminated for "cause", as defined in the employment agreement. If the employee is terminated "without cause", the employee would be entitled to receive a lump sum cash payment as liquidated damages equal to the employee's then-current salary applied to the remaining term of the agreement (discounted to present value). Such payment would be approximately $523,337, based on his salary in effect for 1997. He would also be entitled to have all director and officer liability insurance and indemnification continue in effect until the running of applicable statutes of limitations. In no event may the aggregate of such payments, however, exceed three times Mr. Delaney's average annual compensation for the five most recent taxable years. Mr. Delaney would also be entitled to receive a similar severance payment in the event his employment was terminated voluntarily with "good reason" or involuntarily after a change in control of the Company or the Bank.


     The Bank and FCMC, respectively, have entered into supplemental retirement agreements with Messrs. Fry and Delaney, as amended, under which Messrs. Fry and Delaney are to receive annual payments equal to 70 percent and 60 percent, respectively, of their respective final two-year average annual cash compensation, less amounts payable to them under certain qualified retirement plans, for a period of 15 years or life (whichever is longer) commencing following their retirement after age 65. Mr. Fry has agreed to perform consulting services to the Bank and Mr. Delaney to FCMC during the 60-month period immediately following retirement from active employment for up to 120 hours per year. No supplemental retirement benefit will be paid for any month during which Mr. Fry or Mr. Delaney, as applicable, is employed by a "substantial competitor" (as defined). If either Mr. Fry or Mr. Delaney voluntarily terminates his employment before attaining age 65 for any reason other than for "good reason" (as defined), he will be entitled to receive a prorated supplemental retirement benefit (reduced by five percent for each full year by which his age is less than 55 years) commencing at age 65 but he will be subject to a noncompetition agreement for a period of 36 months after such termination. If Mr. Fry's or Mr. Delaney's employment is terminated for cause (as defined) before age 65, he will forfeit his right to the supplemental retirement benefit. If the Bank or FCMC, as the case may be, terminates the employment of Mr. Fry or Mr. Delaney before age 65 other than for cause, or he terminates his employment for "good reason", he will be entitled to the prorated supplemental retirement benefit beginning at age 65. If Mr. Fry or Mr. Delaney dies before the supplemental benefit becomes payable, the beneficiary would receive 180 monthly payments beginning on the first day of the month following the date of death, equal to the monthly amount the decedent would have received at age 65.

Report on Executive Compensation of the Boards of Directors of the Company and the Bank and the Company's Stock Option Committee

     Decisions on executive compensation are made by the Bank's Board of Directors, except for the grant of stock options. The Company's Stock Option Committee, consisting of three of the Company's non-employee directors, makes all decisions concerning stock option grants. The decisions of the Stock Option Committee are taken into account by the Board of Directors of the Bank in determining overall compensation levels for executive officers.

     The executive compensation policies of the Company and the Bank are intended to provide competitive levels of compensation designed to integrate pay with achievement of performance goals. Underlying this objective are the following concepts: an individual pay-for-performance policy that differentiates compensation levels based on corporate and individual performance, motivating key senior officers to achieve strategic business objectives and rewarding them for that achievement, providing competitive compensation levels to enable the Company and the Bank to compete for and retain talented executives who are critical to the Company's long-term success, and aligning the interests of executives with the long-term interests of the Company's stockholders.

     Compensation paid to the Bank's executive officers in fiscal 1996 consisted of the following components:

     Base Salary. The Board of Directors of the Bank reviews executive base salaries annually. In determining the level of salaries for 1996, the Bank's Board of Directors considered, among other factors, individual performance, the number of employees and departments supervised, the individual's contribution to the success of the Bank and the Bank's earnings performance.

     Incentive Bonuses. Incentive bonuses paid to executive officers for 1996 were calculated under the Bank's 1996 Management Incentive Compensation Plan, which was implemented in 1996 to provide an opportunity for senior management to share in the rewards of successful Bank performance. Under the Plan, incentive bonuses for the president and the chief operating officer were based on attainment of a net income goal for the Bank. The determination of bonuses for other executive officers was based on two criteria: achievement of the Bank's net income goal (50%) and achievement of department operating goals (50%). Potential incentive bonus payments ranged from up to 25% of base pay for the president, 20% of base pay for the chief operating officer and up to 15% for the other executive officers, with a possible 5% increase in the bonus amount with each 5% increase in the Bank's net income over budget. One of the Bank's executive officers received a discretionary bonus for 1996 of approximately 50 percent of base salary.

     Stock Options. The Company provides a long-term incentive through the Company's stock option plans. Key employees, including executive officers, are eligible to receive stock option grants. Awards are intended to provide incentives for executive officers and key employees to enhance long-term corporate performance, as reflected in stock price, thereby increasing stockholder value, and to provide non-cash compensation to such individuals as part of their overall compensation package. During 1996, the Stock Option Committee made option grants to executive officers to coincide with the following officer levels: chief executive officer - 10,000; president - 10,000; executive vice president and the president of FCMC - 7,500; senior vice presidents - l,000; and vice presidents - 750.

     Other. In addition to the compensation paid to executive officers as described above, executive officers receive, along with and on the same terms as other employees, certain benefits pursuant to the Bank's pension plan, matching contributions under the Bank's 401(k) plan and participation in the Bank's employee and insider loan program. The Bank and FCMC also have entered into supplemental retirement agreements with two executive officers. See "Employment and Other Agreements".


     CEO Compensation. The annual salary for the chairman and chief executive officer of the Bank was increased from $100,000 to $136,000 commencing in April 1995. For 1996, the Board of Directors also awarded Mr. Jorgensen a bonus of $54,400. During 1996, Mr. Jorgensen also was granted a stock option for 10,000 shares of common stock. The per share exercise price was $18.125, which equaled the fair market value of a share of the Company's common stock on the date of grant. In setting the chief executive officer's annual salary at $136,000, the Board of Directors of the Bank took into consideration the amount of time required by the position, the salaries paid chief executive officers of similar-sized banks, and the overall performance of the Bank and the increase in the Bank's profitability.


Boards of  Directors                                   Stock Option Committee
of  the Company and the Bank                               of  the Company
------------------------------                   -------------------------------
Herbert W. Jorgensen, Chairman                   Albert M. Cowell, Jr., Chairman
Enos K. Fry                                      N. Richard Kimmel
N. Richard Kimmel                                Melvin O. Wright
Stanley Betts
Albert M. Cowell, Jr.
William J. Walsh, III
H. Deets Warfield, Jr.
Melvin O. Wright


Compensation Committee Interlocks and Insider Participation

     Messrs. Jorgensen and Fry serve on the Boards of Directors of the Company and Bank. As such, they participate in executive officer compensation decisions. Neither Mr. Jorgensen nor Mr. Fry vote on or participate in decisions on their own compensation. Mr. Betts, who is retiring as a member of the Board of Directors of the Company and the Bank effective as of the upcoming Annual Meeting, is a former chief executive officer of the Company and the Bank.

     Mr. Jorgensen is an attorney with, and during 1996 served on the compensation committee of, the law firm of Heise Jorgensen & Stefanelli P.A., which performs various legal work for the Company and the Bank. During 1996, the Bank paid $177,933 in legal fees to Heise Jorgensen & Stefanelli P.A. The Bank paid $269,514 in fees to Fenton Title Company during 1996 in connection with home equity loan settlement services performed for customers of the Bank by that company. In March 1996, Mr. Jorgensen retired as president of Fenton Title

Company. His daughter is a 57 percent stockholder of Fenton Title Company. The Company believes the fees paid to the law firm of Heise Jorgensen & Stefanelli P.A. and Fenton Title Company were no less favorable to the Bank than fees that would have been paid to other firms providing comparable services. Mr. Jorgensen does not perform legal work for either the Company or the Bank.

     In 1996, the Bank listed for sale a residential real estate owned property with the Long & Foster real estate firm. Mr. Walsh's spouse was the listing agent for the property. The sale price of the property was $246,000. The Bank paid Long & Foster a 5.5% sales commission on the sale of the property, of which Mrs. Walsh received $6,150. The Company believes the brokerage fees paid to Long & Foster were no less favorable to the Bank than brokerage fees that would have been paid to other firms providing comparable services.

     The Company, through the Bank, makes loans to its directors, executive officers and other employees for the financing of their homes, as well as deposit account-secured, other consumer and commercial loans. In the ordinary course of business, the Bank also makes loans to relatives and affiliates of the Company's directors, executive officers and employees. It is the belief of management that these loans are made in the ordinary course of business and neither involve more than the normal risk of collectibility nor present other unfavorable features. Except for loans on owner-occupied residences and automobile loans made to directors, executive officers and employees, all loans to such persons are made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with non-affiliated persons. Effective November 21, 1996, following enactment of the Economic Growth and Regulatory Paper Reduction Act of 1996, the Bank modified its Employee and Insider Discounted Interest Rate Loan Policies to provide discounted rate loans to directors and executive officers on the same basis as made available to full-time employees of the Bank. On loans on owner-occupied residences made to directors, executive officers and other employees (with at least one year of service), the rate charged on the loan is generally 1% below the rate offered to the public, but not below the Bank's current cost of funds. The Bank offers a one-half percent interest rate discount on new or used automobile loans for full-time employees and insiders of the Bank. Interest charged is at the discounted rate until such time, if at all, that the borrower's employment or service is terminated with less than ten years of service (unless following a change in control of the Bank) or the borrower were to refinance the loan at a lower prevailing rate of interest. The Bank pays up to two points and a one point origination fee on residential mortgage loans to directors, executive officers and employees.


     The following table sets forth certain information with regard to loans at a discounted rate to directors of the Company which were outstanding in amounts greater than $60,000 in the aggregate at any time since January 1, 1996.


                                                                 Highest
                                                                 Amount
                                                               Outstanding   Unpaid Balance
                                                                  Since           as of        Current                 Year
                                                    Type of     January 1,     February 15,    Interest   Contract  Originally
Name                                                Loan (1)      1996            1997           Rate       Rate      Made
----                                                --------      ----            ----           ----       ----      ----
Enos K. Fry ................................        Mortgage    $436,250          $431,926        4.87%      5.75%     1996
N. Richard Kimmel ..........................        Mortgage     591,859           581,539        8.50       9.50      1988
William J. Walsh, III ......................        Mortgage     365,000           365,000        5.625      6.625     1997
H. Deets Warfield, Jr.......................        Mortgage     160,172           142,723        6.625      7.625     1988
Melvin O. Wright ...........................        Mortgage     126,280           124,141        5.00       6.00      1993

----------------
(1)     All mortgage loans are for owner-occupied residences.

Stock Performance Graph

     The following graph shows a five-year comparison of cumulative to total returns for the Company, the Nasdaq-US Composite Index and the Nasdaq-Financial Composite Index.

                                 COMPARISON OF
                       FIVE-YEAR CUMULATIVE TOTAL RETURN
                FIRST CITIZENS FINANCIAL CORPORATION, NASDAQ-US
                              AND NASDAQ-FINANCIAL


                             [Chart inserted here]




     Assumes $100 invested on December 31, 1991 with full reinvestment of dividends, if any.

Item 12.  Security Ownership of Certain
          Beneficial Owners and Management

Stock Owned By Management

     The following table sets forth information as of March 7, 1997 with respect to the shares of common stock beneficially owned by each director of the Company, each named executive officer of the Company and by all directors and executive officers as a group. All persons shown in the table have sole investment or voting power, except as otherwise indicated.

Name and Position(s)                  Amount and Nature of    Percent of  Common
with the Company                     Beneficial Ownership(1)   Stock Outstanding
----------------                     -----------------------  ------------------
Herbert W. Jorgensen .................   81,372(2)(3)                2.71%
  Chairman of  the Board
  and Chief Executive Officer
Enos K. Fry ..........................   82,891(3)                   2.76
  Vice Chairman and President
N. Richard Kimmel ....................  180,750(4)                   6.09
  Vice Chairman
Stanley Betts ........................   69,294                      2.32
  Director and Chairman Emeritus
Albert M. Cowell, Jr .................   38,882(5)                   1.31
  Director
William J. Walsh, III ................   23,525(6)               *
  Director
H. Deets Warfield, Jr ................   37,862(3)                   1.28
  Director
Melvin O. Wright .....................    7,878                  *
  Director
Benjamin O. Delaney, Jr ..............   47,837                      1.60
  President, First Citizens Mortgage
  Corporation
Charles R. Duda ......................   42,370                      1.42
  Executive Vice President and
  Chief Operating Officer
David H. Bowman ......................   10,293                  *
  Sr. Vice President,
  Real Estate Lending
All directors and executive ..........  622,954                     18.94
  officers as a group
  (11 persons)
------------
*Less than 1%.

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner of a security for purposes of the Rule if he or she has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days after March 7, 1997. This table includes 345,137 shares of common stock subject to outstanding options which are exercisable within 60 days of March 7, 1997. Of such shares, Mr. Jorgensen holds options to purchase 60,381 shares; Mr. Fry holds options to purchase 61,020 shares; Mr. Kimmel holds options to purchase 24,578 shares; Mr. Betts holds options to purchase 38,019 shares; Messrs. Cowell and Walsh each hold options to purchase 20,006 shares; Mr. Warfield holds options to purchase 17,908 shares; Mr. Wright holds options to purchase 6,668 shares; Mr. Duda holds options to purchase 41,160 shares; Mr. Delaney holds options to purchase 45,098 shares and Mr. Bowman holds options to purchase 10,293 shares.

(2) Includes 11,763 shares held by Mr. Jorgensen as trustee of the Heise Jorgensen & Stefanelli P.A. Profit Sharing Plan and Trust.

(3) Includes 4,154 shares, 673 shares, and 11,420 shares, respectively, owned individually by the director's spouse.

(4) Includes 29,504 shares held by the Kimmel Grandchildren Trust, of which Mr. Kimmel serves as trustee.

(5) Includes 11,861 shares held by two trust funds for which Mr. Cowell serves as trustee.

(6)  Includes 105 shares held individually by the director's children.

Principal Holders Of  Voting Securities

     The following table sets forth information as of March 7, 1997 with respect to the ownership of shares of Company common stock by each person believed by management to be the beneficial owner of more than 5% of the Company's outstanding common stock. The information is based on the most recent Schedule 13D filed on behalf of such persons or other information made available to the Company. Except as otherwise indicated, the reporting persons have stated that they possess sole voting and sole dispositive power over the entire number of shares reported.

Name and Address of                  Amount and Nature of    Percent of  Common
Beneficial Owner                     Beneficial Ownership    Stock Outstanding
----------------                     --------------------    ------------------
Able Associates, Inc.
Box 180
Swarthmore, Pennsylvania 19081            336,839 (1)             11.44%

N. Richard Kimmel
15821 Crabbs Branch Way
Rockville, Maryland 20855                 180,750                  6.09%

-----------------

(1) The Company's certificate of incorporation prohibited, until after December 24, 1991, any person or company from directly or indirectly offering to acquire or acquiring beneficial ownership of more than 10% of any class of equity security of the Company. Thereafter, no person may offer to acquire 10% or more of the outstanding voting stock of the Company unless the offer shall first have been approved by the Company's Board of Directors or the person making the offer shall have received required regulatory approvals to consummate the proposed acquisition of shares, and no person may acquire 10% or more of the outstanding voting stock of the Company unless the acquisition has been approved prior to its consummation by the affirmative vote of stockholders holding at least two-thirds of the outstanding shares. Pursuant to the certificate of incorporation, any shares beneficially owned by any person in excess of such 10% limit in effect until December 24, 1991 shall be considered "excess shares" and shall not be voted by any person or counted as voting shares in connection with any matter submitted to stockholders for a vote. The Company believes that 49,128 of the shares held by Able Associates, Inc. should be considered "excess shares", which, pursuant to the terms of the certificate of incorporation, may not be voted or counted as voting shares in connection with any matter submitted to stockholders for a vote.

     In June 1993, Able Associates, Inc. and Dale L. Reese, Able Associates, Inc.'s sole stockholder, entered into a rebuttal agreement with the OTS with respect to Able Associates' ownership of shares of Company common stock. The rebuttal agreement, in general, provides that Able Associates and Dale Reese will not, unless they shall have first filed a notice under the Change in Control Act , or an application under the Savings and Loan Holding Company Act, as appropriate and either shall have obtained approval of the application or clearance of the notice in accordance with applicable Federal regulations: (i) seek or accept representation of more than one member of the Board of Directors of the Company or the Bank; (ii) have or seek to have any representative serve as chairman of the Board of Directors, or chairman of an executive or similar committee of the Company or the Bank's Board of Directors or as president or chief executive officer of the Company or the Bank; (iii) engage in any intercompany transaction with the Company, the Bank or their affiliates; (iv) propose a director in opposition to nominees proposed by the management of the Company or the Bank for the Board of Directors of the Company or the Bank, other than as permitted under

     (i) above; (v) solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of the Company other than in support of, or in opposition to, a solicitation conducted on behalf of management of the Company; and (vi) do any of the following, except as necessary solely in connection with the performance by any representative of Able Associates as a member of the Company or the Bank's Board of Directors: (a) influence or attempt to influence in any respect the loan and credit decisions or policies of the Company or the Bank, the pricing of services, any personnel decision, the location of any offices, branching, the hours of operation or similar activities of the Company or the Bank; (b) influence or attempt to influence the dividend policies and practices of the Company or the Bank or any decisions or policies of the Company or the Bank as to the offering or exchange of any securities; (c) seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or character of the Company or the Bank;
     (d) exercise, or attempt to exercise, directly or indirectly, control or controlling influence over the management, policies or business operations of the Company or the Bank; or (e) seek or accept any non-public information concerning the Company or the Bank.

Item 13. Certain Relationships and Related Transactions

     In December 1996, the Bank made a $300,000 residential mortgage loan to Mr. Duda. The interest rate on the loan is 6.375% which represents a one percent discount from the interest rate in effect at the time the loan was made. The Bank also paid two points and a one point origination fee on the loan, which was made under the Bank's Employee and Insider Discounted Interest Rate Loan Policies.

     For a description of certain transactions involving the Company and certain of its directors, see "Compensation Committee Interlocks and Insider Participation" under Item 11 above.

PART IV

Item 14.  Exhibits,  Financial  Statement  Schedules and Reports on Form 8-K
 (a)  List of documents filed as part of this Report.
      (a)(1)  Financial Statements.


                                                                  Page
                                                               Reference
                                                               ---------
Consolidated Statements of Financial Condition -
  December 31, 1996 and 1995...................................   17
Consolidated Statements of Income - Years Ended
  December 31, 1996, 1995 and 1994.............................   18
Consolidated Statements of Stockholders' Equity -
  Years Ended December 31, 1996, 1995 and 1994.................   19
Consolidated Statements of Cash Flows - Years Ended
  December 31, 1996, 1995 and 1994.............................   20
Notes to Consolidated Financial Statements.....................  21-35
Independent Auditors' Reports..................................   36

       (a)(2)  Financial Statement Schedules.

     All financial statement schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

       (a)(3) Exhibits.

     The following exhibits are either filed as part of this Report or are incorporated herein by reference:

Exhibit No. 3.  Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation, as amended, of the Company (incorporated herein by reference to Annex C to the Prospectus/Proxy Statement filed as part of the Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-4 (Registration No. 33-27259) filed on March 16, 1989).

(b)  Amended Bylaws of the Company.**

Exhibit No. 10. Material Contracts.

(a)  Stock Option Plan, as amended (incorporated herein by reference to Exhibit
     4.4 of the Post-Effective Amendment No. 1 to the Company's Form S-4 Registration Statement on Form S-8 (Registration No. 33-27259) filed on October 4, 1989).

(b) Directors' Stock Option Plan (incorporated herein by reference to the Company's Form S-8 Registration Statement (Registration No. 33-62466) filed on May 7, 1993).

(c) Employee Stock Option Plan (incorporated herein by reference to the Company's Form S-8 Registration Statement (Registration No. 33-91612) filed on April 26, 1995).

(d)  Directors' Retirement Plan, as amended.*

(e)  Deferred Fee Plan for Directors, effective as of January 1, 1996.*

(f) Employment Agreement between and among First Citizens Financial Corporation, Citizens Savings Bank f.s.b. and Herbert W. Jorgensen, dated November 22, 1995, as amended.*

(g) Amended Employment Agreement between and among First Citizens Financial Corporation, Citizens Savings Bank f.s.b. and Enos K. Fry, dated September 7, 1995.*

(h) Amended Employment Agreement between and among First Citizens Financial Corporation, Citizens Savings Bank f.s.b. and Charles R. Duda, dated September 7, 1995.*


(i) Employment Agreement, as amended, between First Citizens Mortgage Corporation and Benjamin O. Delaney, Jr., dated January 1, 1994, as amended.*

(j) Supplemental Retirement Agreement by and between Citizens Savings Bank f.s.b. and Enos K. Fry dated March 7, 1996.*

(k) Supplemental Retirement Agreement by and between First Citizens Mortgage Corporation and Benjamin O. Delaney, Jr. dated March 7, 1996.*

(l)  1996 Incentive Bonus Plan.*

(m)  1997 Incentive Bonus Plan.

(n) Dividend Agreement dated August 3, 1989 as to dividends by the Bank to the Company.*

Exhibit No. 11. Computation of Primary and Fully Diluted Earnings Per Share.

Exhibit No. 21. List of Subsidiaries.***

Exhibit No. 23. Consents of Experts.

(a) Consent of KPMG Peat Marwick LLP (Registration Nos. 33-27259, 33-62466 and 33-91612).

(b) Consent of Arthur Andersen LLP (Registration Nos. 33-27259, 33-62466 and 33-91612).

Exhibit No. 27. Financial Data Schedule

(b)  Reports on Form 8-K.

     No Forms 8-K were filed during the quarter ended December 31, 1996.

(c)  Exhibits.

     See Item 14(a)(3) above.










----------------------
*    incorporated herein by reference to exhibit 10 to the Company's 1995 Form
     10-K.

** incorporated herein by reference to exhibit 3(b) to the Company's 1994 Form 10-K.

*** incorporated herein by reference to exhibit 21 to the Company's 1993 Form 10-K.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      FIRST CITIZENS FINANCIAL CORPORATION
                                   Registrant

By:     Herbert W. Jorgensen    March  , 1997
        Chairman and Chief Executive Officer
        (Principal Executive Officer)

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on March 20, 1997 on behalf of the Registrant in the capacities indicated.

By: Herbert W. Jorgensen
        Chairman and Chief Executive Officer
        (Principal Executive Officer)

By:     Enos K. Fry
        President and Vice Chairman

By:     Charles R. Duda
        Executive Vice President and Chief Operating Officer

By:     William C. Scott
        Senior Vice President and Chief Financial Officer
        (Principal Financial and Accounting Officer)

By:     N. Richard Kimmel
        Vice Chairman

By:     Stanley Betts
        Albert M. Cowell, Jr.
        William J. Walsh, III
        H. Deets Warfield, Jr.
        Melvin O. Wright
        Directors

Investor Services Directory

Stockholder Information

     First Citizens Financial Corporation's periodic reports filed with the Securities and Exchange Commission are available without charge to stockholders and other interested parties. To request these publications, or if you have questions about First Citizens Financial Corporation, you are invited to contact:

Investor Relations

First Citizens Financial Corporation
  22 Firstfield Road
  Gaithersburg, MD 20878
  (301) 527-2400 or 1 (800) 573-8700

Transfer Agent and Registrar
  Registrar and Transfer Company
  10 Commerce Drive
  Cranford, NJ 07016
  1 (800) 368-5948

     Communications concerning change of address, lost certificates and transfer requirements should be directed to the Transfer Agent.

General Counsel
  Robert E. Gough
  Heise Jorgensen & Stefanelli P.A.
  18310 Montgomery Village Avenue, Suite 400
  Gaithersburg, MD 20879

Special Counsel
  Hogan & Hartson L.L.P.
  555 - 13th Street, N.W.
  Washington, DC 20004

Annual Meeting

     The 1997 Annual Meeting of Stockholders will be held on a date to be determined. See Item 1, "Business-- Subsequent Event" of Form 10-K.

1996 Annual Report and Form 10-K

     This report is submitted for the general information of the stockholders of First Citizens Financial Corporation and is not intended to be used in connection with any sale or purchase of securities. Copies of this report are available from the Corporate Secretary of First Citizens Financial Corporation.

Corporate Headquarters
  22 Firstfield Road
  Gaithersburg, MD 20878
  (301) 527-2400

Citizens Savings Bank f.s.b. Locations
Branch Locations:


MAIN OFFICE*
8485 Fenton Street
Silver Spring, MD  20910
(301) 589-9610
Manager: Roger Harris

BETHESDA*
4405 East-West Highway
Bethesda, MD  20814
(301) 654-2411
Manager: Carlos Molina

CHEVY CHASE*
5416 Wisconsin Avenue
Chevy Chase, MD  20815
(301) 654-2154
Manager: Shabnam Das

DAMASCUS*
9801 Main Street
Damascus, MD  20872
(301) 253-2000
Manager: Chandra Bappanad

FLOWER HILL*
18261 Flower Hill Way
Gaithersburg, MD  20879
(301) 840-5600
Manager: Marie Thomas

FREDERICK*
Frederick County Square
  Shopping Mall
1003 West Patrick Street
Frederick, MD  21702
Metro-(301) 831-4272
Local-(301) 662-9420
Manager: Erin Funk

GAITHERSBURG*
205 North Frederick Avenue
Gaithersburg, MD  20877
(301) 926-0560
Manager: Dick Reed

KENSINGTON*
3720 Farragut Avenue
Kensington, MD 20895
(301) 949-2200
Manager:  Ron Perrell

LEISUREWORLD*
3866 International Drive
Silver Spring, MD 20906
(301) 598-4215
Manager: Lisa Pellegrino

OLNEY*
17920 Georgia Avenue
Olney, MD  20832
(301) 774-2300
Manager:  Richard Irvin

POTOMAC*
Potomac Place Shopping Center
10100 River Road
Potomac, MD  20854
(301) 299-8230
Manager: Kathleen Mayer

QUINCE ORCHARD*
12110 Darnestown Road
Gaithersburg, MD  20878
(301) 977-8313
Manager:  Ann Blake

ROCKVILLE*
414 Hungerford Drive
Rockville, MD  20850
(301) 762-3101
Manager:  Cynthia White

WHEATON-GLENMONT*
2335 Glenallen Avenue
Wheaton, MD  20906
(301) 946-4787
Manager:  Diana Lueben

WHITE OAK*
11161 New Hampshire Avenue
Silver Spring, MD  20904
(301) 593-7600
Manager:  Marc Hall


Mortgage Originations:

First Citizens Mortgage
Corporation
12501 Prosperity Drive, Suite 130
Silver Spring, MD 20904
(301) 622-9002

Board of Directors and Corporate Officers

Board of Directors

Herbert W. Jorgensen
Chairman and Chief Executive Officer
Senior Attorney, Heise Jorgensen & Stefanelli P.A.

Enos K. Fry
Vice Chairman of the Board
President, Citizens Savings Bank f.s.b.

N. Richard Kimmel
Vice Chairman of the Board
Owner, Kimmel Properties

Stanley Betts
Retired Insurance Broker

Albert M. Cowell, Jr.
President, A. Myron Cowell, Inc.

William J. Walsh, III
Senior Vice President, Donohoe Real Estate Services

H. Deets Warfield, Jr.
President, Damascus Motor Co., Inc.

Melvin O. Wright
Retired Investment Banker

Chairman Emeritus
Stanley Betts

Directors Emeriti
T.W. Perry, Jr.
President, T.W. Perry, Inc.

Evelyn K. Stevens
Retired Corporate Secretary
  of Citizens Savings Bank f.s.b.

Corporate Officers

First Citizens Financial Corporation

Herbert W. Jorgensen
Chief Executive Officer

Enos K. Fry
President

Charles R. Duda
Executive Vice President and Chief Operating Officer

William C. Scott
Senior Vice President and Chief Financial Officer

Barbara J. Guy
Corporate Secretary

John V. Romagna
Treasurer

Citizens Savings Bank f.s.b.

Herbert W. Jorgensen
Chief Executive Officer

Enos K. Fry
President

Charles R. Duda
Executive Vice President and Chief Operating Officer

John V. Romagna
Senior Vice President and Treasurer

William C. Scott
Senior Vice President and Chief Financial Officer

David H. Bowman
Senior Vice President, Real Estate

Timothy E. Hall
Senior Vice President, Corporate Lending

LuAnn Loeber
Senior Vice President, Community Banking

Mark A. Schissler
Senior Vice President, Human Resources

J. Terry Thomas
Senior Vice President, Consumer Lending

Barbara J. Guy
Corporate Secretary

Vice Presidents
Juline H. Anderson
Savings Administration

V. Ann Blake
Quince Orchard Branch

Margaret H. Blewitt
Construction Servicing

C R Carder IV
Asset Quality and Compliance, CRA Officer

Rosemary Z. Chamblin
Residential Servicing

Alan E. Good
Administrative Services

Gary D. Houston
Real Estate Lending

Richard J. Hunt, Jr.
Corporate Lending

Mark L. Joyce
Consumer Lending

James P. Kerr, III
Staff Appraiser and Inspector

J. Martin Kline
Real Estate Lending

Wylie Mitchell
Loan Review

Jeanne Chappuis Petrykanyn
Real Estate Lending

Guy J. Tegler
Corporate Lending

Michael B. Vavreck
Deposit Operations

John M. Wright
Accounting

Lowell W. Yoder
Corporate Lending

Assistant Vice Presidents
David A. Blaszczak
Joyce B. Cane
Thomas H. Hedgpeth, Sr.
Judith G. Judkins

Henry P. Kistner
Maria P. Lampos
Debbie J. MacArthur
Kathleen S. Mayer
David B. O'Berry
Richard B. Reed
Merle J. Sabatini
Cynthia R. White
John A. Yerrick, Jr.

David W. Frasier
Director of Internal Audit

Myrian E. Fuentes
Assistant Secretary

First Citizens Corporation

Herbert W. Jorgensen
Chairman and Chief Executive Officer

Enos K. Fry
President

David H. Bowman
Vice President

James P. Kerr, III
Vice President

Gary D. Houston
Assistant Vice President

Barbara J. Guy
Secretary

John V. Romagna
Treasurer

First Citizens Development Corporation

Albert M. Cowell, Jr.
Chairman

Herbert W. Jorgensen
Chief Executive Officer

Enos K. Fry
President

David H. Bowman
Executive Vice President

Barbara J. Guy
Secretary

John V. Romagna
Treasurer

First Citizens Mortgage Corporation

William J. Walsh, III
Chairman

Herbert W. Jorgensen
Chief Executive Officer

Benjamin O. Delaney, Jr.
President

Thomas L. Bean
Senior Vice President

Kimberly C. Bean
Vice President

John M. Wright
Secretary-Treasurer

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